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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME William Hill

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APR 2 1 2008 E
THOMSON FINANCIAL

FILE NO. 82- 34679

FISCAL YEAR 1-1-08

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William HILL

Annual Report & Accounts 2007

Founded in 1934, William Hill is one of the leading providers of fixed odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering amusement with prizes machines and fixed odds betting terminals in licensed betting offices and operating online casino, poker and games sites as well as two greyhound stadia.

It is a market leader in all major betting channels in the UK with an established international presence through its online business and its joint ventures in Spain and Italy.

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 03 March 2008 17:28
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2008 APR 16 P 1:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Director/PDMR Shareholding

RNS Number:2587P
William Hill PLC
03 March 2008

3 March 2008

WILLIAM HILL PLC

NOTIFICATION OF INTERESTS OF DIRECTORS

ACQUISITION OF SHARES

William Hill PLC ('the Company') announces that on 3 March 2008, Charles Scott, Chairman of the Company, purchased 40,000 ordinary shares in the Company at a price of 376.25p per share.

The above notification relates to a transaction notified in accordance with the Disclosure and Transparency Rules (rule 3.1.2R).

Enquiries:

Dennis Read, Deputy Company Secretary Tel: 020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSFKNKBOBKDBNK

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http://www.williamhillplc.co.uk

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Highlights include the following:

- Gross win up 6% to £983.7m (2006: £931.3m)
- Profit on ordinary activities before finance charges and exceptional items down 2% to £286.7m (2006: £292.2m)
- Cash generated from operations before tax and interest down 1% to £310.7m (2006: £313.9m) which represents 108% of operating profit
- Adjusted basic earnings per share (EPS) pre exceptionals up 4% to 47.4 pence (2006: 45.5 pence) and basic EPS post exceptionals down 2% to 44.7 pence
- Total pre-tax exceptional items of £14.2m comprising NextGen non-cash impairment charge of £20.9m and sale and leaseback profits of £6.7m
- Proposed final dividend up 7% to 15.5 pence per share (2006: 14.5 pence per share) payable on 5 June 2008 to shareholders on the register on 2 May 2008
- The Group has purchased 7.9m shares for £46.0m via on-market share buybacks in the period
- In the seven weeks to 19 February 2008, the Group's gross win has increased by 4%, again a strong comparative period.

Chairman's Statement

2007 has been a challenging year for the Group and the bookmaking industry as a whole. At the start of the year, we estimated that we had to make an incremental £16m profit just to match 2006's profit performance due to the full year effects of the imposition of Amusement Machine Licence Duty (AMLD) and the absence of a major football tournament. In the event, the Group, helped by an extra week's trading in 2007 compared to 2006, has produced a profit before finance charges and exceptional items that was only £5.5m lower than last year and earnings per share excluding exceptional items actually increased by 4%, although this largely reflected one-off tax movements. The Board is proposing to increase total dividends for the year by 7%, in line with the Group's policy of returning surplus capital via dividends and share buybacks.

The Retail business responded well to the challenges of the year and delivered 9% gross win growth (7% excluding the effects of the 53rd week). This was driven by product innovation, particularly on our gaming machines, which helped to offset the effects of the smoking ban and also by the opportunity granted by the new gambling regulatory regime to keep our Licensed Betting Offices (LBOs) open beyond six pm in the winter as well as the summer. Disciplined cost control ensured that this top-line increase was translated into profit growth, despite the increased cost resulting from the imposition of AMLD and keeping the LBOs open longer.

In contrast the Interactive channel had a disappointing trading period. Primarily this was as a result of the uncompetitive performance of the internet sportsbook product due to technology problems. In light of the ongoing technology issues affecting the internet sportsbook, the Board instigated an independent review of our bespoke NextGen replacement technology programme in November 2007. Following this review the Board decided to terminate this programme and to implement an externally developed third party technology solution for the sportsbook. This decision resulted in an exceptional non-cash impairment charge in relation to the NextGen technology programme of £20.9m, which is reflected in the 2007 results. Further restructuring charges of approximately £4m are also expected to be incurred in 2008. In the meantime a number of initiatives have been implemented to improve the performance of this division and we remain confident about its longer-term prospects.

During 2007, we continued to make significant progress in developing our international businesses in Spain and Italy in conjunction with our joint venture partner Codere. In the Madrid region, we expect to be trading in around 70 outlets in the first year of operations once the authorities grant a licence there, which is expected imminently. These include dedicated LBOs as well as outlets in third party premises. In the Basque region, we have been successful in obtaining one of the three licences granted there and we expect to have over 60 units trading in that jurisdiction in 2008. In Italy where we have secured 55 concessions, we have been busy searching for and obtaining prime locations and fitting out outlets working towards having all these units trading by September 2008. Our joint venture licensed Italian internet site commenced trading in early February. We have approached these investments in a cautious manner and while we have allocated sufficient capital to ensure that we fully explore the possibilities, the overall pace of any further expansion will be dictated by the results of our initial investment and our monitoring of the overall market opportunity.

2007 has also been a busy period in the field of regulation. The 2005 Gambling Act finally became enforceable in September 2007 and we welcome the establishment of a robust regulatory regime for gambling in Great Britain. We have engaged fully with the Gambling Commission during the year and look forward to continuing a constructive dialogue with the Commission going forward.

There have also recently been a number of developments in the price we pay to support the UK horseracing industry. On 11 January 2008, we entered into a five-year contract with Amalgamated Racing Limited (trading as Turf TV), for the provision of live coverage of all horse races taking place at those horse-race courses for which Turf TV has exclusive rights.

On 20 February 2008, the Government announced its intention that the 47th Levy scheme be settled on terms similar to those included in the 46th Levy scheme. We were disappointed with this outcome as we believed that bookmakers had presented a strong case for a reduction in the current terms to reflect the incremental monies flowing to horseracing via Turf TV. However, we welcomed the comments in the accompanying statement that the Government accepted an argument could be put forward that bookmakers' subscriptions to the new Turf TV service constitute a commercially-based flow of money to racing.

There have been a number of changes to the Board's composition in 2007. In May, the Board announced that it had appointed Ian Spearing and Ralph Topping, two of the Group's most experienced senior managers, as executive directors. Ian Spearing was appointed to the Board as Group Director, Corporate Strategy and Business Development with particular responsibility for the Group's new international ventures in Spain and Italy. Ralph Topping was appointed to the Board as Group Director, Operations with responsibility for all of the Group's UK based operations and supporting marketing and IT functions. These moves reflect the substantial increase in size and complexity of William Hill and the increasing importance of regulatory issues, both in the UK, as a result of the establishment of the Gambling Commission, and internationally. In June, David Harding announced his intention to step down as Chief Executive and he subsequently left the Group at the end of September. David joined as Chief Executive in 2000 and I would like to thank him for his significant contribution in transforming William Hill from private ownership to the well established public company it is today. On 21 February 2008, the Board announced the appointment of Ralph Topping as Chief Executive, following a thorough search process for David's successor. Ralph's 35 years of industry experience and deep knowledge of the business will allow him to build on the Group's successes and drive the business forward.

The Board is proposing a final dividend of 15.5 pence per share which combined with the interim dividend of 7.75 pence per share results in total dividends for the year of 23.25 pence per share, a 7% increase on the total dividends paid in the comparable period. In addition, during 2007, the Group has returned £46.0m of value to shareholders in the form of share buybacks.

In the seven weeks to 19 February 2008, the Group's gross win has increased by 4% against a strong comparative period. For the year as a whole, we remain confident of further growth in the Retail business. The Group remains focused on cost and is confident that like for like cost growth can continue to be contained within the historic range of 4-6%. However, the business will need to absorb incremental costs associated with the new Turf TV contract and the full year impact of extended winter opening hours.

The performance of the interactive sportsbook is expected to continue to be impacted until the new ORBIS platform is fully up and running towards the end of the year.

The development of our International business continues. Until these businesses reach scale we would anticipate absorbing some operating losses, which in 2008 are expected to be approximately £7-8 million.

Overall, the Board remains confident about the longer-term prospects for the business both in the UK and internationally.

Finally, I would like to thank formally all our colleagues for their hard work in 2007 and in particular for their help between October and February when I assumed the position of temporary Executive Chairman and wish them every success for 2008.

Charles Scott
Chairman


Win £1,000
for a
£2 stake

Operating and Financial Review

To the shareholders of William Hill PLC

The statutory requirement to prepare an Operating and Financial Review (OFR) has been removed by the Government. However, it is included in this Annual Report as the Board considers it contains important information, which may assist shareholders to assess the Company's strategy and the potential for that strategy to succeed.

The Directors are however required to provide a Business Review, the contents of which are set out in the Companies Act. For convenience the Business Review on page 14 does not repeat information already provided within the OFR and appropriate cross references to information in this document are provided. As such, some of the information within the OFR is required and some is being provided on a voluntary basis.

The OFR includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. As such, information in this OFR cannot be relied upon as a guide to future performance. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this OFR reflect the Company's view with respect to future events as at the date of this document and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to William Hill's operations, results of operations, strategy and liquidity. Save as required by law or by the Listing Rules of the Financial Services Authority, the Company undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this OFR that may occur due to any change in its expectations or to reflect events or circumstances after the date of this announcement.

This OFR has been prepared for the Group as a whole and therefore gives greater emphasis to those matters, which are significant to the Group taken as a whole.

The OFR discusses the following areas:

Operations

Description of business

William Hill is a leading provider of fixed odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering gaming machines in its LBOs and a comprehensive suite of gaming products online. The Group also operates two greyhound stadia situated in the north east of England.

The Group delivers its betting and gaming products to customers through four principal channels:

- Retail comprising a network of nearly 2,300 outlets throughout the UK and Ireland making William Hill one of the two largest operators of LBOs in the UK. The directors believe that the scale of the network gives William Hill a significant competitive advantage in terms of brand recognition and allows central costs to be spread across a large estate;
- Interactive betting including an online sportsbook (www.williamhill.com), arcade games (www.williamhillgames.com and www.williamhillvegas.com), an online casino (www.williamhillcasino.com), online poker site (www.williamhillpoker.com), online bingo (www.williamhillbingo.com) and online skills games (www.williamhillskillgames.com). The Group accepted its first bet via the internet in 1998 and the casino was launched in conjunction with Cryptologic Inc at the end of 1999. The offering was enhanced by the introduction of arcade games in 2002 and the launch of a dedicated poker site in January 2003. Also in 2003, Boss Media AB was introduced as a second supplier of casino software, a Euro denominated casino was launched and an integrated sportsbook and casino account was offered to customers. Enhancements in the interactive offering through improvements in functionality and product development continue to be made and in 2007 included the introduction of skill and bingo games;
- Telephone betting, in which the directors believe that William Hill is a market leader (in terms of customer numbers), has the capacity to operate approximately 637 telephone bet capture positions at call centres in Leeds and Sheffield;
- International businesses, which comprise joint ventures established in Spain and Italy to exploit retail and interactive gambling opportunities in those territories.

Operating and regulatory environment

Historically, the Group's business has proven to be less exposed to the economic cycle than many other consumer facing industries. Since the last economic downturn, however, the business has significantly increased its income generated from gaming machines in LBOs and online betting and gaming. It is difficult to predict with any certainty



how these income streams will react under conditions of economic pressure.

The business is defined and constrained by legislation. Recent legislation affecting the UK operations comprises the Gambling Act 2005, which was fully implemented from 1st of September 2007 and sets up a new regulatory regime for the industry enforced by a new Gambling Commission. The Group's businesses are properly licensed in the UK to accept sports and other bets and in Malta, Gibraltar and Netherland Antilles to operate gaming products including casino, poker and bingo sites. Our operations in Spain and Italy are (or are in the process of being) appropriately licensed under the regulatory regimes established in those jurisdictions.

The regulation of online gambling around the world is constantly changing with new rules and regulations being considered and introduced in a number of territories where we have customers. In this environment our approach is that each customer must take responsibility for complying with local laws in respect of betting and gaming in the jurisdiction in which he or she is based. However, where considered necessary, the directors obtain independent legal advice concerning the state of betting and gaming laws in particular jurisdictions.

The Group closely monitors the development of tax policy in relation to betting and gaming in all the jurisdictions in which it operates. It seeks to lobby the respective governments to ensure a fair and equitable approach to the taxation of different forms of gambling and various platforms, and to minimise the likelihood that the tax regimes might be changed to the detriment of the Group.

The Group, in conjunction with other bookmakers, continues to make a number of statutory, voluntary and commercial payments to various sporting bodies. In addition, the Group makes commercial payments through Bookmakers Afternoon Greyhound Services Limited (BAGS) for the right to screen pictures in LBOs from various horse and greyhound racetracks and from 12th of January 2008 to Turf TV for the provision of live coverage of all horse races taking place at those horse-race courses for which Turf TV has exclusive rights. These issues are discussed further in the Review of 2007 performance under the heading "Cost of content".

Competition

The Group faces competition primarily from other bookmakers, online betting exchanges, other interactive operators and, to some extent, the National Lottery. The directors do not believe that the Group currently faces significant competition from other land-based participants in the gaming industry, namely casinos and bingo halls. However, competition in the online space has and is expected to continue to intensify as new operators enter the market and existing operators improve and expand their product offerings.

The competitive landscape remains subject to change depending on regulatory and technological developments.

The Group's principal competitors in the UK retail market are Ladbrokes and Coral, with William Hill and Ladbrokes having the largest LBO estates.

Ladbrokes, Coral and the Tote are the Group's chief competitors in the UK telephone betting market. In addition, a number of international telephone operators compete with the Group from outside the UK.

The Group faces competition in its interactive operations from a large number of UK owned operators (including Ladbrokes, Coral and various betting exchanges), as well as operators based overseas that have entered, and continue to enter, the interactive market. Relatively few of these overseas competitors have a recognisable or long-established brand name in the UK. The Group competes overseas with online and off-line competitors that may have more brand recognition than William Hill in certain markets.

Long term strategy

The Group continues to pursue a strategy aimed at delivering sustainable earnings growth and value for shareholders. The key elements of the strategy are to:

- Continue to enhance traditional earnings and maximise organic growth opportunities;
- Profitably exploit new platforms;
- Capitalise on opportunities from regulatory, fiscal and technological change in the UK and overseas; and
- Selectively pursue value-enhancing acquisitions.

The Board monitors performance against the strategy by:

- Establishing an annual plan incorporating strategic objectives and monitoring results against that plan;
- Monitoring performance against key competitors;
- Evaluating new business development opportunities against stringent financial criteria and alternative uses of capital;
- Playing an active role in regulatory and fiscal matters which could influence the business; and
- Identifying and implementing technological change which is expected to benefit the business.


APUESTAS DEPORTIVAS

Review of 2007 performance

Group summary

A summary of the key financial results is set out in the table below:

Key financials	Gross win		Operating profit before exceptional items	
£m	2007	2006	2007	2006
Retail	802.6	736.0	229.8	225.9
Interactive	119.8	130.5	50.9	61.5
Telephone	53.0	57.5	16.1	16.7
Other	8.3	7.3	1.1	(0.6)
International joint ventures	–	–	(2.6)	–
Associate – SIS	–	–	3.3	3.6
Central overheads	–	–	(11.9)	(14.9)
	983.7	931.3	286.7	292.2

The Retail channel, which constitutes 82% of the Group's gross win, continued to perform strongly driven by encouraging gross win growth and good cost control. This was achieved notwithstanding the full year effects of the imposition of AMLD and the absence of a major football tournament. We estimate that these items in total had an impact on the Group of approximately £16m in comparison with 2006, although the effects of this were partly offset by 2007 being a 53-week period. Interactive has had a difficult period, impacted by technology issues and a very competitive market, while Telephone produced a stable result, despite lower high-staking customer volumes year-on-year. In addition, 2007 has seen the start of our long-term investments in the Italian and Spanish markets via our international joint ventures with Codere.

Profit before finance charges and exceptional items was £5.5m lower than last year but earnings per share excluding exceptional items increased by 4%, benefiting from one-off tax movements. The Board is recommending a final dividend of 15.5 pence per share, an increase of 7% on last year consistent with the Group's policy of returning surplus capital via dividends and share buyback.

Retail channel

The Retail channel's gross win grew by 9% to £802.6m (7% excluding the effects of the 53rd week) and pre-exceptional profit increased by 2% to £229.8m. This performance was achieved notwithstanding the adverse full year impact in 2007 from the imposition of AMLD in August 2006, as well as the 2006 comparatives including incremental gross win associated with the football World Cup.

Gross win from over the counter (OTC) increased by 3%, while machines gross win was up 15% (both excluding the 53rd week). Growth was facilitated by a larger estate (reflecting estate development and bolt-on acquisitions) and the extended opening hours allowed from 1 September by the Gambling Commission. We believe that further benefits from extended hours will come through in the future as punters become more familiar with the new trading hours available.

The impact of sporting results on OTC gross win year-on-year was broadly neutral as the effects of favourable football results in the earlier part of the year were largely offset by disappointing results in September and October. Horseracing gross win was impacted by the poor summer weather and a consequent high level of fixture cancellations (88 in 2007 compared to 46 in 2006).

The average number of machines in the estate increased to 8,382 (2006: 8,218) in the period. The average net contribution per machine per week was £466 (2006: £433). This is a strong performance from machines, which has absorbed the additional cost from the imposition of AMLD in August 2006, that has adversely affected average weekly profitability of each terminal by £38. The improvement was achieved despite the advent of the smoking ban from 1 July and was driven by staff training, content improvements, tight management of machine downtime and the extended opening hours allowed from 1 September. In January 2008, we renegotiated our machines supply contracts on improved terms with our existing supplier Inspired Gaming and also introduced a new supplier to the estate, Global Draw. We expect that these flexible supply arrangements will drive product innovation and service performance, which should enable us to deliver continued growth in our machines income.

Costs in the channel were up 11%, driven by the extended betting shop opening hours, the effects of the 53rd week, increases in the average number of LBOs (mainly affecting staff and property costs) and development activity within the existing estate (mainly affecting property and depreciation costs).

We completed 282 development and LBO refurbishment projects in 2007 including 39 new licences, 65 extensions and resites and 178 LBO refurbishments. Overall, we spent £46.8m on estate development in 2007.

2007 has also seen the acquisition and speedy integration of two small chains of LBOs, TH Jennings (Harlow Pools) Limited comprising 22 LBOs acquired for total consideration of £21.5m and Eclipse Bookmakers Limited comprising 7 LBOs acquired for a total consideration of £3.2m. Both chains have traded satisfactorily since their respective acquisitions.

At 1 January 2008, we had 2,234 LBOs in the United Kingdom, 9 in the Channel Islands, 2 in the Isle of Man and 49 in the Republic of Ireland; a total of 2,294.


APUESTAS DEPORTIVAS
APUESTAS
DEPORTIVAS
VICTORIA

Interactive channel

Interactive had a disappointing year with gross win falling by £10.7m to £119.8m and operating profit falling by £10.6m to £50.9m.

The Interactive sportsbook site has continued to be impacted by the relative inflexibility of our current technology configuration. This inflexibility is most notable in respect of in-running betting where the limitations of our technology prevented us from matching the increasing number of in-running betting opportunities available from our competitors. The Group had been addressing this technology deficiency through its replacement NextGen technology programme. In November 2007, following the notification of a delay in the implementation of the NextGen programme, the Board instigated a review of the project by external consultants. The review concluded that, while the NextGen programme would deliver the expected benefits in due course, the implementation would require greater investment and take longer than originally envisaged. The review also identified that proven technology was available that could be implemented more rapidly and at a lower comparative cost. The Board concluded that this was the preferred option and decided to terminate the NextGen programme. This decision resulted in an exceptional non-cash impairment charge in relation to the NextGen technology programme of £20.9m in the 2007 results with further related restructuring charges of approximately £4m expected to be incurred in 2008.

In January 2008, we agreed heads of terms to purchase the ORBIS technology platform. ORBIS is the industry-leading platform and once implemented, will allow us to compete on a level playing field with our competitors, especially in the number and variety of in-running markets we can offer. We aim to implement ORBIS by the end of November 2008 and will invest in programme management skills to ensure that we meet this implementation target.

The Board took a number of other initiatives in the period to address the relative underperformance of the Interactive sportsbook. Management changes have been made within the Interactive management team and there has been an increased investment in the content on the site including the live streaming of events such as horse racing and the Australian Tennis Open with the aim of driving increased traffic to the site. In addition, we have improved our current offer to clients through expanded payment methods, market leading pricing on selected football bets, easier navigation of the website and improved internet search engine optimisation capabilities.

Gaming revenues largely stabilised in 2007 following the loss of poker business in the second half of 2006 that resulted from changes in US legislation. Arcade games performed strongly driven by new games and products. We launched 9 new arcade games during the period that expanded our offering to 26 games. We also introduced internet based bingo and skill games in the period and bingo, in particular, has been very successful and has exceeded initial expectations. Casino revenues are lower than last year in part reflecting a cannibalisation of casino revenue by arcade games and also a lower average yield per player. Poker had a difficult first 6 months of the year but the introduction of a closed loop (which means that poker winnings should be recycled amongst our clients within the Cryptologic poker room) and lower limit tables has seen a stabilisation of revenue in what has traditionally been the slower second half of the year.

Total active accounts increased to 432,000 as at 1 January 2008 (26 December 2006: 405,000).

Costs in the channel increased 6%, largely due to higher depreciation associated with increased investment in systems partly offset by the effects of lower marketing costs, following the football World Cup investment in the previous year.

Telephone channel

Telephone gross win fell by £4.5m to £53.0m and operating profit decreased by £0.6m to £16.1m.

This result was achieved notwithstanding the World Cup benefiting the comparative figures and lower high-staking customer activity in the period. While the Telephone channel is our most mature, we believe that it should continue to deliver stable earnings whilst providing a valuable facility to customers who are attracted by good quality service and a quick and convenient way to get their bets processed.

We ended the year with 146,000 active telephone customers (26 December 2006: 160,000). The 2006 number of accounts was boosted by recruitment activity associated with the World Cup.

Costs incurred by the channel were reduced by 12% principally due to lower marketing spend in respect of the World Cup and rationalisation of staff costs.

International activities

2007 has seen further progress in developing our operations in Spain and Italy in conjunction with our joint venture partner, Codere.

In Spain, the joint venture has launched its Spanish brand – Victoria Apuestas and has developed the infrastructure needed to manage and control the joint venture operations. We are expecting to be awarded an operational licence for the Madrid region imminently. We aim to secure up to 34 owned outlets in this region by the end of the year together with a similar number of third party outlets subject to obtaining local licensing and planning permissions. We have also successfully secured one of the three licences available in the Basque region of Spain, which entitles us to open betting outlets in that region. We hope to have 8 betting shops and 55 other betting outlets operational by the end of the year. Some of the unsuccessful bidders have challenged this award. The Basque government has indicated that it will respond to this appeal by the end of February 2008. We remain confident that our licence will be confirmed.

In December 2006, as part of a process of deregulating betting within Italy, William Hill and Codere were jointly awarded 20 concessions to operate horseracing-betting shops, 7 concessions to operate



sports betting shops and 28 concessions relating to sports betting points. Progress has been made in 2007 in identifying and acquiring locations to exploit these concessions and under the terms of the concessions they have to be ready to commence trading by September 2008 and the majority are expected to be operational before then. We are also investigating potential shop acquisition opportunities in Italy to expand our footprint. Remote licences relating to horseracing and sports betting were also applied for and granted and the internet sites have recently commenced trading in February of this year.

The Board notes that both Spain and Italy are new markets for William Hill and expect that it will take a period of time to develop these opportunities.

Operating expenses

Full-year expenses before exceptional items (net of operating income) for the Group were £480.2m, an increase of 8%. Excluding the effects of the 53rd week and the extended opening hours from 1st September, costs are estimated to have risen by 4%.

Staff costs (which represented roughly half of our total costs) increased by 7% over the comparable period, mainly reflecting the 53rd week, extended opening hours from September, a 3% increase in the average number of LBOs trading in the period and an inflation-based pay award to staff of 3%. Property costs, which represented 17% of our total costs, were up 15% over the comparable period reflecting higher energy costs and increases in rent and rates, in part driven by an increase in average LBO size and also a greater number of LBOs.

Depreciation costs increased 20% due to increased investment in the LBO estate and IT systems, including gaming products. The cost of providing pictures and data to our LBOs was up 9% over the comparable period due to the increased size of the estate and the costs of extra content to support the extended opening hours. Advertising and marketing costs were down 9% over the comparable period mainly due to the absence of the World Cup marketing campaign, which was included in the 2006 comparative figures. Approximately £3.0m was incurred in the period in preparation for the introduction of the new Gambling Commission regime of which £1.2m was non-recurring.

Looking forward, we will continue to focus on cost discipline and remain confident that cost increases will remain in the 4-6% historical cost range excluding the incremental effects of evening opening and Turf TV.

Regulatory development

The Gambling Act 2005 came into force on 1 September 2007 with the Gambling Commission taking on its role of implementing and policing the detailed regulations, licence conditions, and guidance that will govern gambling in Great Britain. We welcome the establishment of the Gambling Commission and support its objective to regulate gambling in the public interest by keeping crime out of gambling, by ensuring that gambling is conducted fairly and openly, and by protecting children and vulnerable people from being harmed or exploited by gambling.

We have engaged with the Commission, working with it to try and establish workable regulations in time for the 1st September deadline. We look forward to maintaining a positive dialogue with the Commission in years to come. We have also undertaken a significant training programme during the year to inform all our staff of the requirements of the Act and their responsibilities under the new regime.

Cost of content

On 11 January 2008, we entered into a five year contract with Amalgamated Racing Limited, trading as Turf TV, for the provision of live coverage of all horse races taking place at those horse-race courses for which Turf TV has exclusive rights. By agreeing this contract the Group has ensured that it is able to provide pictures of UK racing to our customers in the United Kingdom, the Isle of Man, Channel Islands and the Republic of Ireland from that date and has obtained certainty on the cost of that service for the next five years. The Group, together with the Bookmakers Afternoon Greyhound Services and other bookmakers, is currently party to litigation against Turf TV and various others over allegations of breaches in competition law.

On 20 February 2008, the Government announced its intention that the 47th Levy scheme be settled on terms similar to those included in the 46th Levy scheme. We were disappointed with this outcome but welcomed the comments in the accompanying statement that the Government accepted an argument could be put forward that bookmakers' subscriptions to the new Turf TV service constitute a commercially-based flow of money to horseracing. We share the Government's desire to move away from a statutory levy and we look forward to engaging with the Government and the horseracing industry in the near future on developing a commercial arrangement for the support of horseracing going forward.

Taxation

The main taxation change in the period was the reduction from 30% to 28% in the headline rate of corporation tax, which becomes effective from 1 April 2008. As the Group has significant non-cash deferred tax liabilities associated with its acquired betting licences, the rate change has led to a one-off reduction in the tax charge of £11.3m, resulting from the restatement of these liabilities based on the reduced corporation tax rate. Consequently, the Group's effective rate of tax (before exceptional items and associate income) was 25.3%, as compared to 29.6% in 2006 and the UK statutory rate for 2007 of 30%.

Cashflow and net indebtedness

The Group generated net cash inflow from operating activities before financing and tax of £310.7m, £3.2m lower than the comparable period. The Group paid £77.7m in net debt service costs (five separate interest payments were made due to the 53-week period), paid £71.8m in corporation tax, invested £97.3m in capital expenditure and acquisitions, paid £78.5m in dividends and spent £43.5m (net of SAYE option receipts) purchasing its own shares.

Net indebtedness increased to £1,083.9m at 1 January 2008 (26 December 2006 – £1,043.4m) as a result of the above.



Key performance indicators

A comparison of KPIs in the 2007 and 2006 financial years is shown below:

Group KPIs	(1)2007 actual	2006 actual
Growth in gross win	6%	(2)6%
Growth in gross profit	4%	(2)6%
Growth in operating expenses	8%	(2)6%
Net interest expense	£63.3m	£56.8m
Interest cover (EBIT before exceptionals/net finance costs)	4.5	5.1
Effective tax rate (excluding exceptional items and associate income)	25.2%	29.6%
Gross win percentage by channel (3)		
OTC	17%	16%
Interactive sportsbook	6%	7%
Telephone	10%	9%
Operating margin by channel		
Retail	29%	31%
Interactive	42%	47%
Telephone	30%	29%
Average profit per LBO	£101,000	£103,000
Average net contribution per machine	£466	£433
Average profit per active Interactive customer	£118	£152
Average profit per active Telephone customer	£110	£104
Net debt/EBITDA (4)	3.4	3.3

(1) 2007 is a 53-week period.
(2) Excludes Stanley Retail.
(3) Gross win percentage by product is monitored internally but not publicly disclosed.
(4) Net debt is before offset of finance fees, excludes client cash and includes third party bank guarantees.

The Board sees earnings per share growth as the key indicator of the Group's success in delivering on its objectives of sustainable earnings growth and enhancing shareholder value. The key performance indicators (KPIs) used by the Board in monitoring earnings per share growth are as follows:

- Gross win (represents total customer stakes less customer winnings);
- Gross profit (represents gross win less cost of sales);
- Operating expenses;
- Interest charges and cover; and
- Effective tax rate.

The Board also utilises a range of measures designed to determine performance at a channel and product level, the more important of which are:

- Gross win percentage by channel;
- Operating margin by channel and by product;
- Average profit per LBO;
- Average profit per active Telephone/Interactive customer where profit is pre-exceptional operating profit as shown in note 2 of the Group financial statements and an active customer is defined as one who has placed a bet with their own money in the last 12 months; and
- Return on incremental capital invested (for example, in relation to investment in the Retail estate, the Group seeks returns on capital invested of 20% on new licences, 15% on resites and extensions and 10% on refurbishments).

To assess the capital structure, the Board focuses on the ratio of net debt to earnings before interest, taxation, depreciation and amortisation (EBITDA), which is managed to ensure an efficient balance sheet and is a key driver of overall distribution policy.

In addition to these financial indicators a number of non-financial indicators are also used including numbers of betting slips processed and the number of active customers in the remote channels. The Board also monitors a number of KPIs to ensure that the Group is meeting its corporate and social responsibilities. This is further discussed in the Corporate Responsibility Report.

Targets for certain KPIs are set on an annual basis as part of the Group's operational objectives for the coming year having regard to historic levels, expected new developments and the Group's strategy.

In 2007, adjusted EPS before exceptional items increased 4% to 47.4 pence. Growth in gross win was just below internal targets, reflecting Interactive's disappointing results, while gross profit growth was also just below our internal target. Both gross win and gross profit exceeded the levels achieved in the comparative period due to factors explained in the Review of 2007 performance. Growth in operating expenses was managed within our expectations.

Operating margins were at acceptable levels for the Retail and Telephone businesses but fell below expectations for the Interactive business.

With regard to financial structure the Board believes that a target net debt to EBITDA ratio of circa 3.5 times represents an efficient balance sheet structure for the Group with any excess capital, not required for investment in the business,



being returned to shareholders through a combination of dividends and share buy-backs.

Future outlook

The Group continues to invest in developing each of its businesses to underpin its future growth prospects.

It plans to continue to invest circa £38m per annum in the Retail estate. The Group has also earmarked £28m for investment in 2008 in new and improved technology platforms and core bookmaking systems that will initially have the most impact on the underperforming Interactive channel and will ultimately benefit Telephone and Retail as well. The Group also plans to invest circa £30m to pursue opportunities in Spain and Italy in the short term but this amount could be exceeded dependant on the speed and nature of deregulation and the opportunities that become available in those markets and the extent to which trading exceeds or falls short of expectations.

All investment and acquisition proposals are evaluated against strict criteria that focus on return on capital and payback period.

2007 has seen differing approaches taken by countries within Europe with some increased protectionist activity, in particular in Germany and Turkey, and some local liberalisation in Italy and Spain. The Group works with its industry bodies to press for compliance by EU member states with EU treaty obligations and to push for a fair and proportionate regulatory regime when local laws are being reviewed. The EU Commission has been active in asking various countries to explain how their gambling laws comply with EU law.

In the coming year we expect to:

- Maximise revenues in each channel through specific initiatives;
- Maintain cost and capital discipline to ensure efficient use of resources;
- Continue our investment in operations in Italy and Spain;
- Continue to invest in the LBO estate through our ongoing development programme; and
- Make significant progress on key technology programmes.

For the year as a whole, we remain confident of further growth in the Retail business. The Group remains focused on cost and believes that like for like cost growth can continue to be contained within the historical range of 4-6%. However, the business will need to absorb incremental costs associated with the new Turf TV contract and the full year impact of extended winter opening hours.

The performance of the interactive sportsbook is expected to continue to be impacted until the new ORBIS platform is fully up and running towards the end of the year.

The development of our International business continues. Until these businesses reach scale we would anticipate absorbing some operating losses, which in 2008 are expected to be approximately £8 million.

Overall, the Board remains confident about the longer-term prospects for the business both in the UK and internationally.

Risk and uncertainties

The directors are seeking to build an increasingly profitable business by exploiting its resources and relationships and, at the same time, carefully managing the risks to the operation. Such risks include:

- The potential impact of legislative changes and the activities of regulators in the UK and overseas on the Group's scope and conduct of operations and ability to accept gambling transactions;
- The potential impact of changes to the UK and overseas fiscal environments;
- The ability of the Group to manage its bookmaking risk;
- The relationship with key suppliers, most notably the horse and greyhound industries and other providers of content and pictures;
- The amounts required to be paid by levies and fees to certain sporting bodies under various arrangements;
- The potential threat represented by competitors based in the UK and overseas;
- The risk that key technology or information systems could fail;
- The impact of weather or other factors on the sporting programme;
- The loss of key personnel;
- The risk of a prolonged economic recession or other geo-political events that may result in a reduction of betting activity;
- The risk that intermediaries such as banks refuse to accept credit and debit card transactions connected with gambling; and
- The risk resulting from any inability of the Group to refinance and service its debt obligations.

The Board routinely monitors all the above risks and appropriate actions are taken to mitigate the risks or their potential adverse consequences. The Review of 2007 performance further expands on certain issues that fall into the above description of risk factors.

Resources and relationships

The Group seeks to exploit a number of assets and resources that are not necessarily reflected in its financial statements including:

- A market leading position in all major betting channels in the UK with an established international presence;
- A long-established and widely recognised brand, with a strong reputation for quality;
- An extensive and high quality estate of betting shops which benefit from significant sustained investment and ongoing refurbishment and improvements;
- An effective risk management system and significant bookmaking experience;
- A focus on sustainable and profitable growth and tight management of costs;
- Strong cash flow generation;
- A track record of innovation and profitably exploiting regulatory, fiscal and technological change; and
- A strong management team and workforce of over 13,000 trained employees.

The directors believe that such resources help to secure the Group's position at the forefront of the betting and gaming industry and ensure it is well placed to compete and develop its business in the future.

Our customers and employees are key to our success and our Corporate Responsibility (CR) Report on pages 31 to 36 provides further information on our policies and practices in these areas, as well as details of other key CR issues for the Group.

The Group also has a number of key suppliers who provide products and services to the Group.

In Retail, the most significant relationships are with Leisure Link and Global Draw who both supply gaming machines to our LBOs in Great Britain, and Alphameric, who supply and maintain the Group's EPOS systems. SIS, in which the Group has a shareholding, and Turf TV are the main providers of pictures and data into our LBOs. The Group also has arrangements with the various horse and greyhound tracks via BAGS and Turf TV for the right to screen pictures.

Our two online casino providers Cryptologic Inc and Boss Media AB are important suppliers to the Interactive business. Our bankers are important providers of funding and interest rate risk management products as well as providing daily banking facilities through our distribution channels.

William Hill operates in a regulated environment where the potential risks identified previously include adverse changes to the regulatory and tax regimes. The Group both on its own and via trade associations maintains an ongoing dialogue with the DCMS and HM Treasury as well as with the Gambling Commission.

The Government and the Commission have identified responsible gambling as a key area of focus and we have a regular dialogue with DCMS, the Commission, GamCare, the Responsibility in Gambling Trust and trade associations in this area.

We also, via relevant trade associations, have arrangements for alerting sports regulatory bodies to unusual betting patterns.

The Group is a major contributor to the horse and greyhound racing industries via the statutory levy and voluntary levy respectively.

Financial review

Returns to shareholders

The Company is proposing to pay a final dividend of 15.5 pence per share (2006: 14.5 pence per share) on 5 June 2008 to shareholders on the register on 2 May 2008. The 7% increase in the proposed final dividend is in line with the Group's policy of returning surplus capital via dividends and share buybacks. The proposed level of total dividend corresponds to a dividend cover ratio of 1.9 times (26 December 2006 – 2.1 times). The Company normally aims to pay interim and final dividends that represent approximately one third and two thirds, respectively, of total dividends.

The Company obtained a renewed authority from shareholders at the Annual General Meeting held in May 2007 to buyback up to 10% of the issued share capital. In 2007, the Company bought back 2% of its opening share capital, all of which was cancelled. The aggregate cost (after expenses and stamp duty) of the acquired 2% of issued share capital was £46.0m.

From June 2002, the date of its initial public offering to the end of 2007, the Company has bought back a total of 19% of its original issued share capital (inclusive of shares bought back into treasury) returning £448.6m to shareholders and paid dividends totalling a further £326.5m (excluding the proposed dividend of 15.5 pence per share to be paid in June 2008).

Approximately 2% of the issued share capital at the end of 2007 is held as treasury shares to meet future awards under the Group's various incentive and share remuneration schemes.

Financial structure and liquidity

Following the acquisition of Stanley Retail in June 2005, the Board considered the optimal capital structure and financing arrangements for William Hill as a public company. Accordingly, the Group secured new facilities of £1.2bn with a consortium of banks. £600m of the new facilities has been structured as a five-year revolving credit facility and £600m as a five-year term loan. These facilities are repayable in March 2010. In June 2006, the Group arranged a further new five-year bank facility of £250m. This facility is repayable in July 2011. The directors believe that these facilities are currently sufficient to meet the projected working capital and investment needs of the Group.

The Company has hedged its exposure to interest rates on its forecast floating rate debt by entering into a series of interest rate swaps and collars. As at 1 January 2008, approximately 40% of its forecast exposure is fixed via interest rate swaps reducing to 10% by the end of 2012. A further 40% is subject to interest rate collar arrangements as at 1 January 2008, also reducing to 10% by the end of 2012.

The remaining exposure is at floating rates. The Board will continue to review periodically the borrowing and hedging arrangements to ensure that they remain appropriate to the needs of the Group and take account of changes in market conditions and business plans.

In September 2005, the Board announced it intended to maintain an efficient and flexible capital structure and would achieve these objectives by targeting a ratio of net debt to earnings before exceptional items, interest, tax, depreciation and amortisation (EBITDA) of approximately 3.5 times to be achieved over the medium term. By the end of December 2007, the Group net debt to EBITDA ratio was 3.4 times.

As we are now close to our target leverage and as we have current investment opportunities both internationally and in respect of investment in IT systems to support our Interactive channel, we currently estimate that the pace of our rolling share buyback programme in 2008 is likely to slow. We remain committed to returning surplus capital to shareholders and our buyback programme will be kept under regular review.

Reconciliation of gross win to revenue

Due to the requirements of accounting standards, the Group discloses a different top line measure of activity (revenue) in its accounts from gross win. The difference between the two measures is the VAT payable on machine income and the following is a reconciliation for the periods presented between gross win and revenue as disclosed in the attached financial statements:

	53 weeks to 1 Jan 2008 £m	**52 weeks to 26 Dec 2006 £m**
Gross win	983.7	931.3
VAT on machine income	(43.3)	(37.1)
Revenue	940.4	894.2

Board of Directors



Charles Scott Chairman

Responsibilities:
Chairman of the Board
Responsibility for best practice corporate governance

Board Committees:
Nomination Committee (Chairman)
Corporate Responsibility Committee

Current Directorships:
InTechnology PLC (Non executive director)
Emcore Corporation (Non executive director)
Flybe Group Limited (Non executive director)

Former roles:
Chairman, Saatchi & Saatchi PLC
Chairman, Cordiant Communications Group PLC
Chairman, Robert Walters PLC
Non executive director, Adidas-Salomon AG
Senior Independent Non executive director, TBI PLC
Chief Financial Officer, IMS International

Qualifications:
Chartered Accountant

Age: 59

Year of appointment: 2002



Ralph Topping Chief Executive

(appointed a director in May 2007 and Chief Executive in February 2008)

Responsibilities:
Responsible for the Group's overall strategic direction and the day-to-day management and profitability of the Group's operations

Board Committees:
Corporate Responsibility Committee

Former roles:
Various roles within William Hill PLC

Age: 56

Year of appointment: 2007



Simon Lane Group Finance Director

Responsibilities:
Finance, strategic planning, investor relations, security and internal audit

Former roles:
Finance Director, Center Parcs (UK) Group plc
Group Finance Director, Albert Fisher Group plc
Director of Corporate Finance, Safeway plc
Financial Controller, Mars Confectionary

Qualifications:
Chartered Accountant

Age: 45

Year of appointment: 2006



Ian Spearing Group Director, Corporate Strategy and Business Development

(appointed May 2007)

Responsibilities:
International, industry, regulatory and public policy

Board Committees:
Corporate Responsibility Committee

Former roles:
Managing Director – UK Retail, William Hill PLC
Business Development Director – William Hill PLC
Managing Director – Germany, Netherlands and Belgium, Ladbrokes PLC
Assistant Managing Director – Belgium, Ladbrokes PLC
Line Management – UK, Ladbrokes PLC

Age: 60

Year of appointment: 2007



David Allvey Independent non executive director

Board Committees:
Audit and Risk Management Committee (Chairman)
Nomination Committee
Remuneration Committee

Current Directorships:
Resolution PLC (Non executive director)
Costain Group PLC (Chairman)
Intertek Group PLC (Non executive director)
Thomas Cook PLC (Non executive director)
Arena Coventry Ltd (Chairman)

Former roles:
Group Finance Director, BAT Industries PLC
Group Operation Officer, Zurich Financial Services PLC
Group Finance Director, Barclays Bank PLC
Non executive director, McKechnie Group PLC
Member of the UK Accounting Standards Board
Member of International Accounting Standards Insurance Group
Chairman of the Fiscal Committee of the 100 Group of UK Finance Directors

Qualifications:
Chartered Accountant

Age: 62

Year of appointment: 2002



David Edmonds: CBE. D.Litte. Independent non executive director

Board Committees:
Corporate Responsibility Committee (Chairman)
Audit and Risk Management Committee
Nomination Committee
Remuneration Committee

Current Directorships:
Hammerson plc (Non executive director)
Wincanton plc (Deputy Chairman)

Other Organisations:
Chairman, NHS Shared Business Services
Chairman, NHS Direct Health Trust
Legal Services Commissioner
Trustee, Social Market Foundation
Board Member, Keele University Science & Business Park Ltd

Former roles:
Director General of Telecommunications at Oftel
Board Member, Office of Communications
Board Member, English Partnerships
Managing Director, Group Central Services, National Westminster Group PLC
Chief Executive of the Housing Corporation

Qualifications:
BA (Hons), University of Keele

Age: 63

Year of appointment: 2005



J M Barry Gibson Senior Independent Non Executive Director

Responsibilities:
Senior Independent Non Executive Director undertaking duties as identified in the Combined Code

Board Committees:
Remuneration Committee (Chairman)
Audit and Risk Management Committee
Nomination Committee

Current Directorships:
National Express Group Plc (Senior Independent Director)
Homeserve PLC (Non executive director)

Industry Bodies:
Chairman and Trustee Retail Trust (charity)

Former roles:
Group Chief Executive, Littlewoods Plc
Group Retail Director, BAA Plc
Non executive director, Limelight Plc
Non executive director, Somerfield PLC

Age: 56

Year of appointment: 2002



Thomas Murphy General Counsel & Company Secretary

Responsibilities:
Legal, secretariat and regulatory

Former roles:
General Counsel & Company Secretary, RHM plc
General Counsel, The Automobile Association

Qualifications:
Solicitor

Age: 39

Directors' Report

The directors present their Annual Report on the activities of the Group, together with the financial statements and auditors' reports, for the 53 weeks ended 1 January 2008.

Principal activities

The principal activities of the Group during the period continue to be the operation of licensed betting offices and the provision of telephone and internet betting and online casino and poker services. The subsidiary and associated undertakings principally affecting the profits or net assets of the Group are listed in note 14 to the financial statements.

Business review

The Chairman's Statement, the Operating and Financial Review (OFR) and the Corporate Responsibility Report together provide a fair review of the Group's business during the year, a description of the principal risks and uncertainties it faces, and the position of the Group at the end of the year.

The OFR on pages 4 to 11 has been prepared with reference to the guidance in the Accounting Standard's Boards' Reporting Statement: Operating and Financial Review' which following the removal of the statutory requirement for an OFR is considered best practice. The areas covered within the OFR are as follows:

	Location in Annual Report	Page
Principal activities, products and services, objectives and strategy, competition and the markets in which the Group operates	OFR	4
Principal risks and uncertainties facing the Group	OFR	10
Review of the development and performance of the business, for 53 weeks ended 1 January 2008	OFR	6
Financial position of the Group as at 1 January 2008	OFR	11
Key Performance Indicators	OFR	9
Future prospects of the business	OFR	10

Results and dividends

The Group's profit on ordinary activities after taxation and exceptional items for the period was £157.4m (52 weeks ended 26 December 2006 - £166.8m). The directors recommend a final dividend of 15.5 pence per share to be paid on 5 June 2008 to ordinary shareholders on the Register of Members on 2 May 2008 which, if approved, together with the interim dividend of 7.75 pence per share paid on 5 December 2007, makes a total of 23.25 pence per share for the period (52 weeks ended 26 December 2006 – 21.75 pence per share).

Directors

The directors who served during the period and up to 27 February 2008 comprise:

Charles Scott	Chairman
David Harding	Chief Executive (resigned 28 September 2007)
Ralph Topping	Chief Executive (appointed a director on 17 May 2007)
Simon Lane	Group Finance Director
Ian Spearing	Executive director (appointed a director on 17 May 2007)
David Allvey	Independent non executive director
David Edmonds	Independent non executive director
Barry Gibson	Senior Independent Non Executive Director

Details of committee membership is set out on page 24.

Details of the directors' interests are set out in note 1 to the Parent Company Financial Statements.

Directors' and officers' liability insurance

Pursuant to Article 214 of the Articles of Association and subject to the provisions of the Companies Act, the directors and officers of the Company shall be indemnified out of the assets of the Company, against liability in defending proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company. In addition the Group has purchased and maintains directors' and officers' insurance cover against certain legal liabilities and costs for claims incurred in respect of any act or omission in the execution of their duties.

Directors proposed for re-election

Messrs Scott and Gibson retire by rotation at the next Annual General Meeting and offer themselves for re-election.

Messrs Spearing and Topping, who were appointed by the Board as directors with effect from 17 May 2007, will retire at the AGM, and being eligible, offer themselves for re-election.

Please refer to pages 12 and 13 for biographies of the current directors.

Supplier payments policy

The Group does not have a formal code on payment practice but it is the Group's policy to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment. Trade creditors of the Group at 1 January 2008 were equivalent to 15 days' purchases (26 December 2006 – 19 days' purchases), based on the average daily amount invoiced by suppliers during the period.

Charitable contributions

During the period the Group made charitable donations of £581,000 (52 weeks ended 26 December 2006 - £423,000) principally to industry related charities serving the communities in which the Group operates.

Substantial shareholdings

On 27 February 2008, the Company had been notified, in accordance with the Disclosure and Transparency Rules of the Financial Services Authority, of the notifiable interests in the ordinary share capital of the Company set out in the table below:

Name of holder	Percentage shareholding (%)
MFS Investment Management	10.84
Capital Research and Management	9.63
Scottish Widows Investment Partnership	6.67
Legal & General	3.95
Barclays	3.74

Disabled employees

Applications for employment by disabled persons are always fully and fairly considered, bearing in mind the aptitude and ability of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment within the Group continues and that appropriate training is arranged. It continues to be the policy of the Group that the training, career development and promotion of disabled persons should as far as is feasible be identical to that of other employees.

Employee consultation

The Group places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved through formal and informal meetings and the Group magazine "Will2win". Employee representatives are consulted regularly on a wide range of matters affecting their current and future interests. During the period a Group-wide employee engagement survey was implemented which provided employees with an opportunity to express their views on how they feel about working for William Hill. The survey was carried out by a third party and the responses received were entirely confidential. A similar survey will be carried out during 2008.

The Group held a major communications event in early 2008 – the William Hill Expo – which explained to employees how everyone within the Group can make a significant contribution to understanding and delivering the Group's business goals.

The Company operates a SAYE Share Option Scheme (Scheme) which is open to all eligible employees based on a three, five or seven year monthly savings contract. Options under the Scheme are granted with an exercise price up to 20% below the prevailing share price. The maximum permissible monthly savings under the Scheme is £250.

Authority to purchase own shares

In accordance with the Company's stated policy of maintaining the optimum capital structure, and pursuant to the Company's on-going authority from shareholders to make market purchases of its own shares, the Company purchased and subsequently cancelled 7,912,494 ordinary shares during the year. These shares had an aggregate nominal value of £791,249.40 and were purchased for an aggregate cost of £46.0m (including commission and stamp duty) at prices between £6.50 and £4.82 per ordinary share.

This authority to purchase own shares remains valid until the forthcoming Annual General Meeting, when it is intended that a resolution will be put forward to shareholders to review.

Capital Structure

Details of the authorised and issued share capital, together with details of the movements in the company's issued share capital during the year are shown in note 24. The company has one class of ordinary shares which carry no right to fixed income. Each share carries the right to one vote at general meetings of the company.

There are no specific restrictions on the size of a holding nor on the transfer of shares, which are both governed by the general provisions of the Articles of Association and prevailing legislation. The directors are not aware of any agreements between holders of the company's shares that may result in restrictions on the transfer of securities or on voting rights.

Details of employee share schemes are set out in note 34. Shares held by William Hill PLC Employee Benefit Trust abstain from voting.

No person has any special rights of control over the company's share capital and all issued shares are fully paid.

With regard to the appointment and replacement of directors, the Company is governed by its Articles of Association, the Combined Code, the Companies Acts and related legislation. The Articles themselves may be amended by special resolution of the shareholders. The powers of directors are described in the Main Board Terms of Reference, copies of which are available on request, and the Statement of Corporate Governance on page 24.

Annual General Meeting

The AGM will be held on Thursday 15 May 2008 at Cavendish Conference Centre, 22 Duchess Mews, London W1G 9DT. The notice of the AGM and an explanation of the items of non-routine business are set out in the explanatory circular that accompanies this annual report.

Auditors and disclosure of information to auditors

Each of the directors in office at the date when this report was approved confirms that:

- So far as the director is aware, there is no relevant audit information of which the Company's auditors are unaware; and
- The director has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

The confirmation should be interpreted in accordance with Section 234ZA of the Companies Act 1985.

A resolution to re-appoint Deloitte & Touche LLP as the Company's auditors will be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Thomas Murphy
General Counsel & Company Secretary
27 February 2008

Registered Office
Greenside House
50 Station Road
Wood Green
London
N22 7TP

Directors' Remuneration Report

Introduction

This report has been prepared in accordance with the Directors' Remuneration Report Regulations (Regulations). The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to directors' remuneration. The Committee has, in preparing this report, also considered the guidance issued by the National Association of Pension Funds and the ABI. As required by the Regulations, a resolution to approve the report will be proposed at the forthcoming Annual General Meeting of the Company.

The Regulations require the auditors to report to the Company's shareholders on the "auditable part" of the Directors' Remuneration Report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited Information

Remuneration Committee

The Company has established a Remuneration Committee (Committee), which is constituted in accordance with the recommendations of the Combined Code. It determines and agrees with the Board the Company's policy and framework for the remuneration of executive directors and the Chairman, and determines the specific remuneration packages for each of the executive directors and other senior management including basic salary, other benefits and any compensation payments.

Details of the membership of the Remuneration Committee, together with the year in which membership commenced are set out above. All members of the Committee are independent non executive directors.

Director	Year of appointment
Barry Gibson, Chairman	2002
David Allvey	2003
David Edmonds	2005

No director plays a part in any discussion about his own remuneration.

In determining the directors' remuneration, the Committee appointed Towers Perrin to provide advice on structuring remuneration packages for the executive directors and senior management. The Committee also consulted Mr Harding (the former Chief Executive) and Mr Russell (Group Director, Human Resources) about its proposals relating to individuals other than themselves. Towers Perrin did not provide any other services to the Group. Legal advice was also taken as appropriate from the General Counsel or external advisers.

Remuneration policy

The remuneration policy has been designed to ensure that the Group has the ability to attract and retain senior managers of a high calibre, align the interests of the senior management with that of the shareholders and be compliant with best practice. The performance measurement of the key members of senior management and the determination of their annual remuneration packages are undertaken by the Committee. The remuneration of the non executive directors is determined by the Board within limits set out in the Articles of Association. This report sets out the Company's policy on senior management remuneration for 2008 and, so far as practicable, for subsequent years. This policy will continue unless changed by the Committee, and any changes in policy for years after 2008 will be described in future Directors' Remuneration Reports. The Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Group's business environment and in remuneration practice.

There are four main elements of the remuneration package for senior management:

- Basic annual salary and benefits;
- Bonus payments;
- Long term incentives; and
- Pension arrangements.

The Group's policy is to position the basic salaries of the senior management around the median of the relevant market, (to ensure they remain competitive) with a substantial proportion of their remuneration being performance related. In 2007, the Committee undertook a comprehensive review of the Company's incentive arrangements for senior management, focusing on the appropriate balance between annual and long-term incentives. Shareholders were consulted over the Committee's proposals and at the AGM approved the introduction of a new executive share plan – the Executive Bonus Matching Scheme (EBMS) – to replace the existing bonus deferral plan (the Deferred Bonus Plan) and the existing long term incentive plan (the Performance Share Plan).

Executive directors are required to obtain the Board's prior written consent to accept external appointments. They currently hold no such positions.

Basic annual salary and benefits

The salaries of senior management are reviewed on 1 March each year. Individual pay levels, within the competitive market, are determined by reference to performance, experience and potential. Benchmarks for comparison purposes are based on companies within the Towers Perrin executive survey with a similar size and scope to William Hill. The Group believes that this is the most appropriate comparator group for these purposes.

The basic salaries of Messrs Harding and Lane were reviewed in March 2007. Mr Harding's salary was increased by 6% to £530,000 and Mr Lane had his salary increased by 3.6% to £285,000. Mr Topping, who was then Group Director, Operations and Mr Spearing, Corporate Strategy and Development Director, were appointed to the Board on 17th May 2007 and in recognition of their promotion to the Board, industry knowledge and experience, their salaries have been increased to £340,000 and £315,000 respectively. On 21 February 2008, Mr Topping was appointed Chief Executive, whereupon his salary was increased to £475,000.

With the exception of Mr Harding who left the Group in September 2007, these salaries remained in effect at the year-end. With effect from 1 March 2008, the basic salary of Mr Lane will be increased by 5.3% to £300,000.

The basic salaries of other senior management were reviewed and increased by between 3% and 30% in March 2007. Increases at the higher end of this range relate to individuals who have changed role during the period and are based on an external assessment of appropriate salary levels. In setting salary levels the Committee is sensitive to pay and conditions elsewhere in the Group. The general level of increase for the vast majority of other employees was 3%, with a limited number of employees receiving rises above this level (where performance merited it).

In addition to basic salary, senior management receive other competitive benefits, such as a fully expensed car or car allowance, private health cover and permanent health insurance. It is intended to continue to provide these benefits but retain the flexibility to provide a cash alternative for any or all of these according to individual circumstances.

Bonus payments

Executives are eligible to participate in a senior management bonus scheme that is reviewed by the Committee on an annual basis to determine the most appropriate performance measure for that year. For 2007, this comprised the Group's financial performance as measured by profit on ordinary activities before exceptional items, finance charges and taxation (PBIT) and with the introduction of the EBMS provided for a target payment of 90% of basic salary and a maximum payment of 165% of salary, 30% of which is payable in cash with the remaining 70% paid in shares on a deferred basis. The EBMS replaces a Deferred Bonus Plan that was approved by shareholders in 2005 as a vehicle through which the share element of the executive annual bonus scheme can be delivered. The EBMS, which is explained in more detail below, provides that awards under the scheme are released to the relevant individual after a further three-year period and provides that awards will lapse where a participant leaves employment, unless otherwise stated in the Bonus Scheme rules or otherwise determined by the Remuneration Committee.

As awards under the EBMS relate to actual bonus in respect of the prior years, the first payments under the revised bonus regime for 2007 will drive EBMS awards for 2008. Because no PSP awards were made in respect of 2007, a transitional arrangement for 2007 was required and the amount of bonus paid in shares for the 2006 financial year was adjusted to facilitate the introduction of the EBMS. The cash element remained fixed, but having been advised by our remuneration consultants, the share element was increased by 45% to 64% of salary reflecting the expected value of the discontinued PSP and also taking into consideration the new matching element attaching to the deferred shares under the EBMS. The deferred and matching shares awarded to Mr Harding under the EBMS all lapsed on his resignation.

Bonus payments for Messrs Lane, Topping and Spearing for the 53 weeks ended 1 January 2008 were 77% of basic salaries, 30% of which is payable in cash with the remaining 70% payable in shares in March 2011, the third anniversary of the cash bonus payment, on the terms described above.

The performance measure for the 2008 bonus will continue to be PBIT. The Committee believes that this measure remains the best indicator of short-term operating performance for bonus purposes.

Long-term incentives

Long-term incentives are provided to drive performance, aid retention and align the interests of executives with those of shareholders. In 2007 following consultation with major shareholders, the EBMS was approved by shareholders at the AGM.

For executive directors and certain other senior executives, the EBMS will replace the PSP and the Deferred Bonus Plan from 2008 and will be administered by the Committee. Under the EBMS, executive directors will receive 70% of their annual bonus (on a pre-tax basis) in the Company's shares on deferred terms. The Committee then grants a matching award to the executive directors on a ratio of not more than one for one. If the executive director remains in service for three years, he will be entitled, in addition to the deferred shares, to a number of the matching shares calculated by reference to two performance conditions measured over the three-year performance period. One half of the matching shares will depend on the Company's earnings per share performance (the EPS Tranche) and the other half will relate to the Company's relative total shareholder return (the TSR Tranche).

Under the EPS Tranche, target performance is Consumer Price Index (CPI) plus 3% per annum, at which, 50% of one half of the matching shares will vest. For maximum performance (CPI plus 9% per annum), 100% of one half of the matching shares will vest. No shares under the EPS tranche will vest if EPS growth is less than CPI plus 3%.

The number of matching shares that a participant will receive under the TSR Tranche, depends on the Company's TSR performance relative to a comparator group of 29 companies from the retail and leisure sector. No shares will vest if the TSR ranking is below the 50th percentile, 25% of one half of the matching award will vest at the 50th percentile and at the 75th percentile, the TSR Tranche will vest in full.

The matching shares will vest on a straight-line basis between target and maximum performance.

Aside from the EBMS, there are four other share schemes in existence. Except for the SAYE plan, all are not currently in use. The details of these are summarised below:

(a) The PSP provides for conditional awards of shares to the value of a percentage of basic salary. Under the PSP there are two performance conditions:

- The Group's real (i.e. over and above inflation) earnings per share (Real EPS) growth (calculated excluding exceptional items); and
- Total Shareholder Return (TSR) performance.

In 2006 the Committee awarded Messrs Harding and Lane shares to the value of 200% of salary and Messrs Topping and Spearing shares to the value of 100% of salary (the 2006 Awards). The vesting of one half of the 2006 Awards (the EPS Tranche) will depend on the Company's growth in Real EPS, measured in terms of the compound annual growth in Real EPS achieved over the three financial years 2006 to 2008 by comparison with Real EPS for 2005. No shares will vest if Real EPS growth is below 4% per annum, for 4% per annum growth 25% will vest, and for above 12% growth per annum, the EPS tranche of the 2006 Awards will vest in full. The vesting of the remaining half of the 2006 Awards (the TSR Tranche) will depend on the Company's TSR relative to the companies ranked 31-100 in the FTSE 100 index on 1 January 2006. No shares will vest if the TSR ranking is below the 50th percentile, 25% will vest at the 50th percentile and at or above the 90th percentile, this half of the 2006 Awards will vest in full. In addition no part of the TSR tranche will vest if Real EPS of at least 3% per annum is not achieved. For the previous awards (the Awards) in 2005, Mr Harding received awards of shares to the value of 300% of salary, and Messrs Topping and Spearing, shares to the value of 200% of salary. Half of the 2005 Awards (the EPS Tranche) vest depending on the Company's compound annual growth in Real EPS achieved over the three financial years, 2005 to 2007, by comparison with EPS for 2004. No shares will vest if Real EPS growth is below 4% per annum, for 4% per annum growth 10% will vest, and for above 12% growth per annum, this half of the 2005 Awards vest in full. The vesting of the remaining half of the 2005 Awards (the TSR Tranche) vests on the same basis as outlined above for the 2006 Awards.

For the 2005 Awards, the Group's TSR performance was below the 50th percentile and no shares under the TSR Tranche vested. The EPS growth over the three-year performance period, however, was 6.24% and as a result 35.2% of the award under the EPS Tranche vested.

Mr Harding left the business in September 2007 and his awards under the 2005 and 2006 PSP lapsed.

(b) The Long Term Incentive Plan (LTIP) was in place for middle and senior management and was replaced by the PSP in 2005. The LTIP provided for conditional awards of shares to a value of up to 50% of salary (the basic award) for middle and senior management and up to a further 50% (the matching award) for senior management. The matching award was on a ratio of not more than one to one and accordingly the maximum value of shares that were awarded in any financial year was 100% of salary. Release of the shares depends on the Company's TSR performance over a three-year period measured against the performance of companies in the FTSE 250 (excluding investment companies) over the same period and the continued employment of the individual at the date of vesting. Shares vest in proportion to the Company's TSR performance. No shares vest if the Company's performance is below median, 20% of shares vest for median TSR performance and full vesting requires TSR performance to be in the top decile compared to the comparator group. The first award under the LTIP was granted in March 2003 in which Messrs Topping and Spearing participated but Mr Harding did not. An award was made in March 2004, in which Messrs Harding, Topping and Spearing all participated.

For the 2004 award, the Company's TSR performance against the comparator group placed it in the 51st percentile and as a result 22% of the shares in the basic award and 33% of the shares in the matching award have vested in 2007.

(c) The Executive Director Incentive Plan (EDIP) was established to reward Messrs Harding and Singer in the event of admission of the Company's shares to the London Stock Exchange. Under the scheme, each was entitled to an award of shares which vested in three annual trenches (30%, 30% and 40%), starting from the date of the first anniversary of admission (20 June 2002), subject to the Company's TSR performance against companies in the FTSE 250 (excluding investment companies) over the period from the date of admission to the date immediately preceding each relevant tranche vesting date. If top quartile TSR performance were achieved, all the shares in that tranche would vest. If median TSR performance was achieved, half the shares would vest, and if performance is between the median and upper quartiles, between half and the full amount would vest, on a straight-line basis. No shares would vest for below median performance. The three performance periods were completed by June 2005 and all of the shares have vested.

(d) The Company also operates SAYE Share Option Schemes for eligible employees under which options are granted with an exercise price up to 20% below the prevailing share price. Senior management are eligible to participate.

No significant amendments are proposed to be made to the terms and conditions of any entitlement of a director to share options.

Pension arrangements

Market competitive retirement benefits are provided to act as a retention mechanism and to recognise long service. Messrs Topping and Spearing are members of the "Retirement Plan" section of the William Hill Pension Scheme, as was Mr Harding until he left the employment of the Group. This provides defined benefits based on final pensionable pay and length of service. Benefits accrue at a rate of 1/30th of pensionable salary, up to the Earnings Cap, for each year of pensionable service. Their dependants are eligible for dependants' pensions and the payment of a lump sum, equivalent to four times salary, in the event of death in service. Pensionable pay is basic salary less the Lower Earnings Limit and no other payments are pensionable.

From April 2006 a scheme specific earnings limit was introduced, equivalent to the Earnings Cap, and members' benefits were restricted accordingly. The loss of benefit as a result of this earnings limit, and the Earnings Cap before it, is compensated for by a salary supplement of 10% of total salary. Messrs Harding and Spearing received 10% of salary for this loss of benefit in the period, in Mr Harding's case up to the date of leaving. Mr Topping, however, is not restricted by the Earnings Cap due to when he joined the scheme and he receives pension contributions on £220,000 of his salary with the remainder, £120,000 being paid as a non-pensionable payment.

The current final salary scheme is closed to new entrants and has been replaced by a money purchase scheme, the Pensions Savings Plan 2001, in respect of new joiners, including any future appointments of executive directors. The employer contributions under the money purchase scheme are 20% of pensionable salary for executive directors subject to the same earnings limit as in the "Retirement Plan". Mr Lane is a member of the Pensions

Savings Plan and he receives a further £30,000 per annum of pension contribution in compensation for the loss of benefit above the Earnings Cap.

The normal retirement age is 63 (final salary) and 65 (money purchase). However, in view of the Age Discrimination legislation introduced in October 2006, individuals can opt to continue working until 65, the Group's recognised normal retirement age.

Policy regarding minimum shareholding

It is the Board's policy to require executive directors and certain members of senior management to hold a minimum shareholding in the Company equal to one year's basic salary. Whilst not contractually enforceable the Committee expects to exercise its discretion so as not to extend participation in various bonus schemes and long term incentive arrangements to individuals who fail to meet the minimum shareholding requirement. All members of the senior management team for whom this was applicable by the end of 2007 met the minimum shareholding requirement, as stipulated by the Committee and Simon Lane is expected to meet the minimum shareholding requirement by the end of 2009. These timeframes were set in the expectation that all or part of the options and shares awarded under the various share schemes will vest by these dates thereby providing the executive with shares that can contribute towards meeting the minimum shareholding requirement.

Performance graph

As required by the Regulations, the graph above shows the Company's performance, measured by TSR, compared with that of the performance of the FTSE 250 (excluding investment companies) Index. The FTSE 250 (excluding investment companies) Index has been selected for this comparison because it is the index used by the Company to determine payments under most of its current long term incentive arrangements.

The graph consists of points representing the change in the value of a nominal investment of £100 made on 31 December 2002 in the Company and the FTSE 250 (excluding investment companies) Index, respectively. The change in value of the index holding reflects changes in the value of the

Historical TSR performance
Growth in the value of a hypothetical £100 holding over 5 years versus FTSE mid 250 (excluding investment companies) index.
Comparison based on 30 trading day average values.


Value of hypothetical £100 holding
£350
£300
£250
£200
£150
£100
£50
£0
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
FTSE mid 250 (excluding investment companies)
William Hill

constituent companies over the period. The closing values at 1 January 2008 represent the value of each nominal holding at that date and reflect the change in the share price and the value of dividend income re-invested over the period.

Executive directors' contracts

It is the Company's policy that executive directors should have contracts with an indefinite term providing for a maximum of one year's notice. Consequently no executive has a contractual notice period in excess of 12 months.

In the event of early termination the policy on executive directors' contracts provides for compensation up to a maximum of 12 months' basic salary, pension contributions, other benefits, and pro-rated annual bonus. The Committee will also consider mitigation to reduce compensation to a departing director where appropriate to do so.

Mr Harding was employed under a service contract with the Company dated 28 May 2002 and was entitled under the contract to a basic annual salary, participation in the Company's bonus scheme, a company car (or cash allowance in lieu), permanent health insurance and private medical insurance cover. Mr Harding was also entitled to membership of the Company's pension scheme (pensionable salary limited to the Earnings Cap) and received an annual payment of 10% of basic salary to reflect the restriction imposed by the scheme specific earnings limit.
Mr Harding's contract was for an indefinite term ending automatically on his retirement date (age 63), but could be terminated by 12 months' notice given by either party.

Mr Harding resigned in June 2007 and his employment ended when he left the Group on 30 September 2007. His salary ceased on that date and he has received no further payments in lieu of his notice period. He has, however, continued to provide the Group with occasional consultancy services for which he has been paid £12,000 in total. It was also agreed that he would receive a pro-rata payment under the 2007 Executive Director Operating Bonus scheme that preceded the EBMS. This allowed for a maximum payment of 75% of salary, with two thirds payable in cash and one third in deferred shares. The arrangement with Mr Harding restricted him to the cash element only, i.e. a maximum of 50% and based on the Group's performance in 2007 he will be eligible for 22% of his pro-rated salary at the date of leaving amounting to a payment of £87,450.

Mr Lane is employed under a service contract with the Company dated 20 March 2006. The Remuneration Committee took the opportunity to review the service contract used for existing directors in the light of developments in best practice in this area and with regard to institutional shareholder guidance. Mr Lane's contract is for an indefinite term ending automatically on his retirement date (age 65), but may be terminated by 12 months' notice given by either party and contains the following provisions:

- The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to the salary that Mr Lane would have received during the notice period, a pro rated amount in respect have received during the notice period, a pro rated amount in respect of bonus in respect of the year in which the employment terminates, and the annual cost to the Company of providing pension and all other benefits to which he is entitled under his contract;

- At the Company's discretion, this payment may be made either as a lump sum or in 12 equal monthly instalments. If the Company elects to pay in instalments and Mr Lane commences alternative employment or provides services pursuant to a consultancy arrangement while the monthly payments are being made then they shall be reduced by 80% of 1/12th of the basic annual salary or fee; and
- There is a contractual obligation to secure alternative employment as soon as reasonably practicable

Messrs Topping and Spearing are employed under a service contract with effect from 17 May 2007. Their contract is in the same format as that which applies to Mr Lane other than in respect of pension (see comments on page 19).

Non executive directors' letter of appointment

All non executive directors have specific letters of engagement and their remuneration is determined by the Board within the limits set by the Articles of Association and based on independent surveys of fees paid to non executive directors of similar companies. Remuneration is set taking account of the commitment and responsibilities of the relevant role. The non executive directors do not have service contracts.

Mr Scott was appointed a non executive director on 15 April 2002 and Non Executive Chairman on 1 January 2004 under an appointment letter dated 28 October 2003 and his initial term of office expired on 31 December 2006. Following a review by the Nomination Committee, chaired by the Senior Independent Non Executive Director, and agreement by the Board, his term of office was extended by a letter dated 5 December 2006 for a further three-year term ending on 31 December 2009. Mr Scott's basic annual fee was increased to £262,500 with effect from 1 March 2007 in respect of all services rendered to the Company, including chairing the Nomination Committee. Following Mr Harding's departure, Mr Scott assumed the role of Executive Chairman, and in recognition of his additional responsibilities and time commitment, his fees were increased to £350,000 with effect from 1 October 2007. On the appointment of Mr Topping as Chief Executive, Mr Scott reverted to his non executive role.

In March 2007, the basic annual fee paid to non executive directors was increased to £42,500 and the additional fee for chairing a Board committee was increased to £10,000. Also, with effect from 1 March 2007, the Senior Independent Non Executive Director was paid an additional fee of £2,000.

Non executive directors are appointed for an initial term of three years and in normal circumstances, and subject to satisfactory performance and re-election at AGMs, they would be expected to serve for an additional three-year term. Non executive directors may be requested to serve for a further three-year term subject to rigorous review at the relevant time and agreement with the relevant director.

Messrs Allvey's and Gibson's appointment letters were dated 17 and 22 May 2002, respectively and their terms of office were extended by letters dated 12 April 2005 for a further three-year term to expire on 17 May 2008 and 22 May 2008, respectively. Mr Edmonds was appointed as an independent non executive director in January 2005 by an appointment letter dated 22 December 2004 and his term of office was extended by a letter with effect from 1 January 2008 for a further three-year term to expire in 2011. Upon termination or resignation non executive directors are not entitled to compensation and no fee is payable in respect of the unexpired portion of the term of appointment. Non executive directors cannot participate in any of the Company's incentive schemes and are not eligible to join the Group's pension scheme.

Audited information

Aggregate directors' remuneration:

	2007 total £	2006 total £
Emoluments	2,442,995	2,806,719
Gains on exercise of share options	2,844,682	4,476,081
	5,287,677	7,282,800

Directors' emoluments:

Name of Director	Fees/ basic salary[1] £	Benefits in kind £	Annual bonuses[2] £	In lieu of dividends[3] £	2007 total £	2006 total £
Executive directors						
Charles Scott	281,875	–	–	–	281,875	248,333
David Harding	431,750	1,003	87,450	109,297	629,500	1,004,008
Simon Lane	283,333	23,115	219,450	–	525,898	343,040
Tom Singer	–	–	–	–	–	1,070,839
Ian Spearing	168,419	8,742	242,550	–	419,711	–
Ralph Topping	156,499	12,105	261,800	–	430,404	–
Non executive directors						
David Allvey	51,369	–	–	–	51,369	46,833
David Edmonds	51,369	–	–	–	51,369	46,833
Barry Gibson	52,869	–	–	–	52,869	46,833
Aggregate emoluments	1,477,483	44,965	811,250	109,297	2,442,995	2,806,719

1 Included in fees/basic salary for Messrs Harding and Spearing was £39,250 and £15,311 respectively, paid as a salary supplement in lieu of pension benefit lost due to the Earnings Cap.

2 30% of the annual bonus is payable in cash with the remaining 70% payable in shares in March 2011, the third anniversary of the cash bonus payment, on the terms described for the EBMS.

3 In lieu of dividend payments represent amounts payable under the rules of the EDIP scheme, whereby on exercise of these options, the holder is entitled to an amount equivalent to the dividends payable on the relevant shares between the date of vesting and the date of exercise.

The executive directors are the highest paid employees within the Group.

There were no payments made to executive directors by the Company during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services. The non-cash elements of the executive directors' remuneration packages consist of the provision of a company car or car allowance, private health cover, travel card and permanent health insurance.

Directors' share options and awards

Aggregate emoluments disclosed above do not include any amounts for the value of share options to acquire, or awards over, ordinary shares in the Company granted to or held by the directors except as disclosed in relation to annual bonuses.

Details of the options exercised during the period are as follows:

Name of director	Scheme	Number of options	Exercise price	Market value at exercise date	Gains on exercise 2007 £	Gains on exercise 2006 £
David Harding	EDIP	385,000	Nil	£6.485	2,496,725	2,851,781
	EDIP	15,000	Nil	£5.985	89,775	–
	LTIP 2004	22,413	Nil	£5.985	134,142	–
Tom Singer	EDIP				–	1,624,300
Ian Spearing	SAYE 2002	9,194	£1.80	£6.21	40,546	–
Ralph Topping	SAYE 2002	9,194	£1.80	£6.03	38,890	–
	LTIP 2004	7,397	Nil	£6.03	44,604	–
					2,844,682	4,476,081

Details of options for directors who served during the period are as follows:

Name of director	Scheme	Number of shares at 27 December 2006[1]	Granted during the period	Exercised during the period	Forfeited/ lapsed during the period	Number of shares at 1 January 2008[2]	Exercise price	Date from which exercisable	Expiry date
Charles Scott	N/A	–	–	–	–	–	–	–	–
David Harding	EDIP	400,000	–	(400,000)	–	–	Nil	June 2005	June 2008
	LTIP 2004	81,508	–	(22,413)	(59,095)	–	Nil	March 2007	March 2014
	PSP 2005	245,353	–	–	(245,353)	–	Nil	June 2008	June 2015
	PSP 2006	173,912	–	–	(173,912)	–	Nil	March 2009	March 2016
Simon Lane	PSP 2006	86,956	–	–	–	86,956	Nil	March 2009	March 2016
	EBMS 2007	–	60,500	–	–	60,500	Nil	March 2010	March 2017
Ian Spearing	PSP 2005	59,480	–	–	–	59,480	Nil	June 2008	June 2015
	PSP 2006	29,565	–	–	–	29,565	Nil	March 2009	March 2016
	EBMS 2007	–	50,948	–	–	50,948	Nil	March 2010	March 2017
	SAYE 2002	9,194	–	(9,194)	–	–	180p	–	–
	SAYE 2007	1,912	–	–	–	1,912	494p	Aug 2010	Jan 2011
Ralph Topping	LTIP 2004	7,397	–	(7,397)	–	–	Nil	March 2007	March 2014
	PSP 2005	53,904	–	–	–	53,904	Nil	June 2008	June 2015
	PSP 2006	27,826	–	–	–	27,826	Nil	March 2009	March 2016
	EBMS 2007	–	50,948	–	–	50,948	Nil	March 2010	March 2017
	SAYE 2002	9,194	–	(9,194)	–	–	180p	–	–
	SAYE 2007	1,912	–	–	–	1,912	494p	Aug 2010	Jan 2011
David Allvey	N/A	–	–	–	–	–	–	–	–
David Edmonds	N/A	–	–	–	–	–	–	–	–
Barry Gibson	N/A	–	–	–	–	–	–	–	–

[1] Or in the case of Messrs Spearing and Topping, their date of appointment as directors

[2] Or in the case of Mr Harding, his date of resignation as a director

In addition, the following details the movements on deferred bonus shares for applicable directors who served during the period:

Name of director	Scheme	Number of shares at 27 December 2006[1]	Granted during the period	Transferred during the period	Number of shares at 1 January 2008[2]	Maturity date
David Harding	Operating bonus	10,037	–	–	10,037	June 2008
Ian Spearing	Operating bonus	3,550	–	–	3,550	June 2008
Ralph Topping	Operating bonus	3,312	–	–	3,312	June 2008

[1] Or in the case of Messrs Spearing and Topping, their date of appointment as directors

[2] Or in the case of Mr Harding, his date of resignation as a director

Options granted under the SAYE Share Option Schemes are not subject to performance criteria. There have been no variations to the terms and conditions or performance criteria for any share options during the financial year.

The market price of the ordinary shares at 1 January 2008 was £5.25 and the range during the period from 27 December 2006 to 1 January 2008 was £4.80 to £6.76.

Directors' pension entitlements

Messrs. Harding, Spearing and Topping were the only directors who were members of the Group's defined benefit pension scheme during 2007.

Mr Harding left active service on 30 September 2007, whilst Messrs Spearing and Topping were members for the duration of the year.

In accordance with the Regulations, the following table shows the members' contributions, the increase in accrued entitlement during the period and the accrued entitlement at the end of the period:

Name of director	Accrued pension 26 December 2006[1] £	Real increase in accrued pension £	Inflation £	Increase in accrued period in the period £	Accrued pension 1 January 2008[2] £
David Harding	22,927	2,349	667	3,016	25,943
Ian Spearing	48,267	1,324	1,089	2,413	50,680
Ralph Topping	113,755	–	–	–	113,755

[1] Or in the case of Messrs Spearing and Topping, their date of appointment as directors

[2] Or in the case of Mr Harding, his date of resignation as a director

The following table sets out the transfer value of the directors' accrued benefits under the same scheme calculated in a manner consistent with "Retirement Benefit Schemes – Transfer Values (GN 11)" published by the Institute of Actuaries and the Faculty of Actuaries:

Name of director	Transfer value 26 December 2006[1] £	Value of real increase in accrued pension net of contributions £	Other changes to transfer value £	Increase in transfer value in the period net of contributions £	Contributions made by the director £	Transfer value 1 January 2008[2] £
David Harding	262,170	23,605	17,774	41,379	4,265	307,814
Ian Spearing	733,229	18,486	87,019	105,505	3,517	842,251
Ralph Topping	1,474,367	–	129,018	129,018	6,719	1,610,104

[1] Or in the case of Messrs Spearing and Topping, their date of appointment as directors

[2] Or in the case of Mr Harding, his date of resignation as a director

The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.

Members of the scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above tables.

The company contributed £22,350 to Mr Lane's defined contribution pension fund between 26 December 2006 and 1 January 2008.

Approval

This report was approved by the Board of directors on 27 February 2008 and signed on its behalf by:

Barry Gibson

Chairman of the Remuneration Committee

27 February 2008

Statement on Corporate Governance

The directors are committed to high standards of corporate governance and this statement sets out how the Board has applied the principles set out in the June 2006 Financial Reporting Council Combined Code on Corporate Governance (the Code) and identifies, and provides an explanation for any non-compliance with the Code's provisions during the period.

Compliance with the Code's provisions

During the period, the Company has complied with the provisions of the Code, with the exception that following the resignation in September 2007 of Mr Harding, the Chief Executive, the roles of Chairman and Chief Executive were combined. Mr Topping was appointed Chief Executive on 21 February 2008.

The Board

The Chairman, the Chief Executive, Senior Independent Non Executive Director and other directors, including those considered by the Board to be independent, are listed on pages 12 and 13. Details of Board and committee attendance are set out below. Messrs Spearing and Topping were appointed to the Board with effect from 17 May 2007 and Mr Harding resigned on 28 September 2007.

Appropriate insurance cover is in place in respect of legal action against directors.

The Board operates within a formal schedule of matters reserved to it. This schedule was reviewed and updated during 2007. Other powers are delegated to the various Board Committees and senior management. Details of the membership of the Board Committees are set out on pages 12 and 13. Papers for Board and committee meetings are circulated in advance of the relevant meeting and where a director is unable to attend, he continues to be provided with a full copy of the papers and has the opportunity to comment on the matters to be discussed.

The Board considers that its primary role is to provide leadership to the Group, to set the Group's long-term strategic objectives and to develop robust corporate governance and risk management practices. The Schedule of Matters Reserved to the Board and delegated authorities are reviewed and approved by the Board annually. Matters reserved to the Board include, amongst other matters:

- Setting the overall direction, long-term objectives and strategy of the Group and delegating day-to-day management to the Chief Executive;
- Reviewing Group performance;
- Reviewing the arrangements in place relating to regulatory and industry issues;
- Approving the appointment and removal of any Board member and the Company Secretary;
- Reviewing and approving the terms of reference of the various Board Committees and receiving reports from committee chairmen on a regular basis;
- Approving changes to the Group's capital structure; any significant acquisitions and disposals; capital investment projects and material contracts;
- Approval of the Group's annual plan, Annual Report and Accounts and Interim Statement, and setting the Group's dividend policy;
- Approval of the Group's charitable donations and Group-wide corporate social responsibility policies;
- Undertaking reviews of Board, committee and individual director performance at least annually; and
- Succession planning for senior management and the Board (on the recommendation of the Nomination Committee).

The authority delegated to senior management provides a practical framework to executive management, which seeks to achieve the dual objectives of maintaining effective financial and operational controls whilst providing sufficient flexibility to manage the business. Examples of areas of such delegated authority include the release of capital expenditure against approved budgets; treasury activity within approved limits; payroll processing; property

2007 Board and Committee meetings

	Board		Audit and Risk Management Committee	Corporate Responsibility Committee	Nomination Committee	Remuneration Committee
	Scheduled[1]	Ad hoc				
Number of meetings held	12	4	6	4	4	9
Meetings attended						
Charles Scott	12	3	N/A	4	4	N/A
David Allvey	12	2	6	N/A	4	8
David Edmonds	12	2	6	4	N/A	8
Barry Gibson	12	1	5	N/A	4	9
David Harding	7	4	N/A	2	N/A	N/A
Simon Lane	12	4	N/A	N/A	N/A	N/A
Ian Spearing (appointed 17 May 2007)	7	1	N/A	2	N/A	N/A
Ralph Topping (appointed 17 May 2007)	7	1	N/A	2	N/A	N/A

Notes:

[1] The Board held 12 scheduled meetings (including an off-site Strategy Day, with senior managers) during the period and 4 ad hoc meetings held to consider specific issues during the year. With the exception of Mr Harding who left the Company on 28 September 2007 and Messrs Spearing and Topping who were appointed directors with effect from 17 May 2007, all other directors attended all of the 12 scheduled Board meetings. The figures shown in the table include both attendances in person and by telephone.

transactions; LBO development activities; the setting of bet acceptance limits and routine transaction processing.

The Board comprises individuals with wide business experience gained in various sectors of industry and in the public sector. They have access to all information relating to the Group, the advice and services of the Company Secretary (who is responsible for ensuring that Board procedures are followed and is also the Company's General Counsel), and, as required, external advice at the expense of the Group.

During the period, the Chairman met with the non executive directors without the executive directors being present and as part of the process to appraise the Chairman's performance, the Senior Independent Non Executive Director met with Mr Allvey and Mr Edmonds, the other independent non executive directors.

Chairman and Chief Executive

The Chief Executive, Mr Harding, resigned from the company on 28 September 2007. Up until that date there was a clear division of responsibilities between the Chairman and Chief Executive whereby the Chairman was responsible for the running of the Board, and the Chief Executive was the executive responsible for the running of the business. Subsequent to 28 September 2007 and until 21 February 2008 when a new Chief Executive was appointed, the Chairman also assumed the role of Chief Executive. The Senior Independent Non Executive Director's main role is to satisfy the function outlined in the Code of being available to shareholders if there are concerns which normal contact has failed to resolve, to lead the process for evaluating the Chairman's performance and to chair the Nomination Committee when it is considering succession to the role of chairman. No one individual has unfettered powers of decision-making.

Mr Scott satisfied the independence criteria detailed in provision A.3.1 of the Code on his appointment as Chairman and details of his other significant commitments are set out on page 12.

Board balance, independence and appointments

During the period, the Nomination Committee and the Board reviewed the structure, size and composition of the Board (together with an evaluation of the Board's balance of skills, knowledge and experience); the membership of the various Board Committees and the expected time commitment and policy for multiple board appointments for executive and non executive directors.

The directors' aim is to ensure that the balance of the Board reflects the changing needs of the Group's business. The Nomination Committee and the Board will continue to monitor the Board balance and skills at least annually. The Board is confident that the appointments of Messrs Spearing and Topping maintains the necessary knowledge and experience of the industry required at board level.

During the period, the Board comprised three independent non executive directors. The number of directors during the period comprised six directors for part of the period, eight directors for a further part of the period and seven directors for the remainder. Except between May and September, the Company satisfied the Code requirements that at least half the Board, excluding the Chairman, should comprise non executive directors determined by the Board to be independent.

Appointments to the Board are the responsibility of the full Board, on the recommendation of the Nomination Committee. On joining the Board, non executive directors receive a formal appointment letter, which identifies the time commitment expected of them. A potential director candidate is required to disclose all significant outside commitments prior to appointment and the Board has approved a policy requiring disclosure and approval by the Board of all additional appointments for executive or non executive directors. The terms and conditions of appointment of non executive and service contracts of executive directors are available to shareholders for inspection at the Group's registered office during normal business hours and at the Annual General Meeting (for 15 minutes prior to the meeting and during the meeting).

Information and professional development

The Board receives detailed reports from executive management on the performance of the Group at monthly Board meetings and other information as necessary and senior management regularly make presentations to the Board on their areas of responsibility. Regular updates are provided on relevant legal, corporate governance and financial reporting developments and directors are encouraged to attend external seminars on areas of relevance to their role. The Board has approved an information and professional development policy for directors.

A formal induction programme has been developed by the Company Secretary and approved by the Chairman. A range of both general and company-specific information is provided in hard copy and this is supplemented by a series of meetings with external advisers and employees. Induction programmes are in place for appointment to the Board, the Audit and Risk Management Committee, the Remuneration Committee and the Corporate Responsibility Committee.

All directors have access to the advice and services of the Company Secretary. The removal and appointment of the Company Secretary is a matter reserved for Board approval. The Board also obtains advice from professional advisers as and when required.

Performance evaluation

A process of performance evaluation of the Board, its committees and directors is undertaken on an annual basis and the process undertaken for 2007 involved the following:

- The four Board committees conducting a review of their terms of reference and continued to assess committee performance;
- One-to-one meetings were held between the Chairman and each director to assess individual director performance and to allow any other issues to be raised; and
- The performance evaluation process concluded with an assessment by the Board of its own performance, feedback to the Board from the chairman of each committee and the Board, and the approval of action to address issues raised.

The Senior Independent Non Executive Director led the process for the evaluation of the Chairman's performance, involving discussions with each other director, a discussions with each other director, a meeting with the other independent non executive directors and feedback to the Chairman.

Re-election

All directors are subject to election at the first annual general meeting following their appointment by the Board. The Company's Articles of Association state that each year one third of directors should retire by rotation but that if a director has at the start of the Annual General Meeting been a director for more than three years since his last re-appointment, he shall retire. In practice, this means that every director stands for re-election at least once every three years.

The Board explains the reasons why it believes each director should be elected or re-elected in the Notice of Meeting for the next Annual General Meeting. As referred to above, those directors who held office during the period have been subject to formal performance evaluation and the Board believes that their performance continues to be effective and to demonstrate commitment to their relevant role. Their re-election is also consistent with the Board's evaluation of the size, structure and composition of the Board.

Remuneration

The Directors' Remuneration Report is set out on page 16 to 23.

Relations with shareholders

The Board remains committed to maintaining good relationships with both institutional and private shareholders. There continues to be a regular dialogue with institutional shareholders, although care is exercised to ensure that any price-sensitive information is released at the same time to all shareholders, in accordance with the requirements of the UK Listing Authority. Slide presentations provided to institutional shareholders and analysts following the publication of the Group's preliminary and interim results are made available on the Group's investor relations website, www.williamhillplc.co.uk, and a recording of the results presentations can be accessed via telephone for a period following the meeting.

The Chairman is available to discuss strategy and governance issues with shareholders and Mr Gibson, as the Senior Independent Non Executive Director, is available to shareholders if they have concerns that have not, or cannot, be addressed through the Chairman or Group Finance Director. Meetings between the Chairman, Chief Executive and/or the Group Finance Director and shareholders have been held on request to discuss governance and corporate responsibility issues generally.

The Group obtains feedback from its broker, Citigroup, on the views of institutional investors on a non-attributed basis and the Chief Executive and/or Group Finance Director communicate the issues and concerns of major shareholders to the Board. As a matter of routine, the Board receives a monthly report from its brokers on issues relating to recent share price performance, trading activity and institutional investor sentiment. The Board also receives copies of relevant analysts' reports on an ad hoc basis.

The Board regards the Annual General Meeting as an important opportunity to communicate directly with all shareholders. Board members, including the chairmen of the Remuneration, Nomination, Audit and Risk Management and Corporate Responsibility Committees, attended the 2007 meeting and intend to attend the forthcoming meeting and will be available to answer questions. In order that shareholders are aware of the other shareholders' voting intentions, the details of proxy votes for the meetings held in 2007 were announced at the relevant general meeting and were made available on the Group's website following the meeting. The website also contains copies of the Notices of Meeting and explanatory notes. A separate resolution was proposed on each substantially separate issue. It is intended to continue with these practices for 2008 and future shareholder meetings. It is planned to post the Notice of the 2008 Annual General Meeting to shareholders with the Annual Report and Accounts at least twenty working days prior to the date of the meeting.

Board Committees

The Remuneration Committee, the Nomination Committee, the Audit and Risk Management Committee and the Corporate Responsibility Committee, are standing committees of the Board.

The terms of reference of the Committees, including their objectives and the authority delegated to them by the Board, are available upon request or via the Group's investor relations website (www.williamhillplc.co.uk) and are reviewed at least annually by the relevant committee and the Board. All committees have access to independent expert advice. Appointments to Board committees are for three-year terms extendable by no more than two additional three-year terms.

Audit and Risk Management Committee

The role and operation of the Audit and Risk Management Committee is set out in its report on pages 29 to 30.

Nomination Committee

The role and operation of the Nomination Committee is set out in its report on page 28.

Remuneration Committee

The role and operation of the Remuneration Committee is set out in the Directors' Remuneration Report on pages 16 to 23.

Corporate Responsibility Committee

Details of the membership and areas of key focus of the Corporate Responsibility Committee are set out in the Corporate Responsibility Report on pages 31 to 36.

Internal control

The Board has overall responsibility for the Group's internal control systems and for monitoring their effectiveness. Executive directors and senior management are responsible for the implementation and maintenance of the internal control systems, which are subject to periodic review that is documented. The Internal Audit department maintains a database recording the system of internal controls in every division and department throughout the Group.

The Board monitors the ongoing process by which critical risks to the business are identified, evaluated and managed. This process is consistent with both the Turnbull Guidance on Internal Control, and the revised guidance issued by the Financial Reporting Council in October 2005, and has been in place for the period under review and up to the date of approval of the Annual Report and Accounts.

Each year the Board assesses the effectiveness of the Group's system of internal controls (including financial, operational and compliance controls and risk management systems) on the basis of:

- Established procedures, including those already described, which are in place to manage perceived risks;
- Regular reports by management to the Audit and Risk Management Committee on the adequacy and effectiveness of internal control systems and significant control issues;
- The continuous Group-wide process for formally identifying, evaluating and managing the significant risks to the achievement of the Group's objectives; and
- Reports to the Audit and Risk Management Committee on the results of internal audit reviews and work undertaken by other departments.

The Group's internal control systems are designed to manage, rather than eliminate, the risk of failure to achieve the Group's objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss. In assessing what constitutes reasonable assurance, the Board considers the materiality of financial and non-financial risks and the relationship between the cost of, and benefit from, internal control systems.

The Board regularly reviews the actual and forecast performance of the business compared with the annual plan, as well as other key performance indicators.

Lines of responsibility and delegated authorities are clearly defined. The Group's policies and procedures are regularly updated and distributed throughout the Group. The Audit and Risk Management Committee receives reports on a regular basis on compliance with the Group's policies and procedures.

No significant failings or weaknesses were identified as a result of the review of the effectiveness of the Group's system of internal control.

Assessment of risk

A corporate risk matrix has been developed and has been updated following detailed review by Internal Audit and senior management during the period. The matrix is approved annually by the Audit and Risk Management Committee and the Board. The matrix records the key risks facing the business, the assessment of the likelihood of the risks crystallising and their potential materiality, and the Group's response to each risk. Responsibility for management of the risks is attributed typically to senior management.

The Board uses the control and risk management processes to identify and manage any significant risks arising from social, environmental and ethical issues. Further details of the Group's corporate responsibility practices are described on pages 31 to 36.

Internal Audit

The Internal Audit department reviews the extent to which systems of internal control are effective; are adequate to manage the Group's significant risks; safeguard the Group's assets; and in conjunction with the Company Secretary (who is also the Company's General Counsel), ensure compliance with legal and regulatory requirements. It provides independent and objective assurance on risks and controls to the Board and senior management.

Internal Audit's work is focused on areas of greatest risk to the Group, as determined by a structured risk assessment process involving executive directors and senior management. The output from this process is summarised in an annual audit plan, which is approved by the Audit and Risk Management Committee. The Head of Internal Audit reports regularly to the Group Finance Director and the Audit and Risk Management Committee.

The role of the Internal Audit department and the scope of its work continue to evolve to take account of changes within the business and emerging best practice.

Going concern

The directors have prepared the financial statements on a going concern basis consistent with their view, formed after making appropriate enquiries, that the Group is operationally and financially robust.

Report of the Nomination Committee

Membership and meetings

Set out below is the current membership of the Nomination Committee (Committee) together with the year in which membership commenced. Mr Edmonds was appointed to the Committee on 20 December 2007. The majority of members of the committee are independent non-executive directors and the Committee is chaired by the Board Chairman.

Director	Year of appointment
Charles Scott, Chairman	2002
David Allvey	2002
Barry Gibson	2002
David Edmonds	2007

The Company Secretary, or one of the committee members, acts as secretary to the Committee.

The Committee meets as necessary but at least three times a year usually before or after regular meetings of the Board and met formally on four occasions during 2007.

Role of the Nomination Committee

A full copy of the terms of reference for the Committee can be obtained via the website www.williamhillplc.co.uk or by request to the Company Secretary and its principal function is to carry out a formal selection process for executive and non-executive directors and subsequently to propose to the Board any new appointments.

The Nomination Committee oversees succession planning for directors and senior managers below Board level.

The Chairman of the Nomination Committee reports to the Board on the outcome of meetings.

Main activities during 2007

During the period, the Committee made recommendations to the Board regarding its size, structure and Board and committee composition.

During 2007, the Committee also:

- Recommended to the Board that Messrs Spearing and Topping be appointed executive directors of the Company;
- Recommended that David Edmonds, who had previously attended nomination committee meetings, be formally included in the Nomination Committee as a member;
- Reviewed and defined the qualities that should be sought in candidates leading up to the appointment of a new Chief Executive;
- Reviewed the Terms of Reference of the Nomination Committee;
- Reviewed its previous recommendations regarding the time commitment required of non executive directors and the policy on multiple board appointments for executive and non executive directors;
- Reviewed the role descriptions for the Chairman, Chief Executive and Senior Independent Non Executive Director;
- Approved the directors who would offer themselves for re-election at the 2007 AGM in accordance with the articles of association; and
- Approved the Report of the Nomination Committee contained in the 2006 Annual Report and Accounts.

The Committee undertook a review of its own performance and terms of reference during the period and the Committee Chairman reported to the Board on the outcome of the review.

Report of the Audit and Risk Management Committee

Membership, meetings and remuneration

Set out below is the current membership of the Audit and Risk Management Committee (Committee) together with the year in which membership commenced. During the period, all the members of the Committee were independent non executive directors.

Director	Year of appointment
David Allvey, Chairman	2002
David Edmonds	2005
Barry Gibson	2002

The Company Secretary acts as secretary to the Committee. Other individuals attend at the request of the Committee Chairman and during the period the external auditors, Chief Executive, Group Finance Director, Head of Internal Audit and the Head of Financial Planning and Control would usually attend meetings to report to the Committee and provide clarification and explanations where appropriate. The Corporate Finance Manager, Head of Compliance and Head of Security have attended meetings as requested. The Committee also meets with the external auditors without executive management present on a regular basis. The Committee met on six occasions during the period and details of attendance at Committee meetings is set out on page 24.

Mr Allvey has recent and relevant financial experience. He is a chartered accountant, a former Group Finance Director of Barclays PLC and BAT Industries PLC and a former member of the UK Accounting Standards Board. Mr Edmonds and Mr Gibson are both financially literate and have significant general business experience of executive roles in both private and public organisations and details of each director's significant current and prior appointments are set out on page 13.

Role of the Audit and Risk Management Committee

A full copy of the terms of reference for the Committee can be obtained via the website www.williamhillplc.co.uk or by request to the Company Secretary. The Committee's principal responsibilities are to:

- Review and advise the Board on the Group's interim and annual financial statements, its accounting policies and to monitor the integrity of the financial statements and announcements relating to financial performance;
- Review the major risks affecting the Group and assist the Board with reviewing the effectiveness of the controls operating over the Group's financial and non-financial risks;
- Review the nature and scope of the work to be performed by the external and internal auditors, the result of that work and management's response, and their effectiveness;
- Oversee the relationship with the external auditors including making recommendations to the Board regarding their appointment or removal and developing a policy regarding the provision of non-audit services to the Group;
- Meet with the executive directors and management, as well as privately with both the external and internal auditors; and
- Report to shareholders annually on its role and responsibilities.

The Chairman of the Audit and Risk Management Committee reports to the Board on the outcome of meetings.

A formalised whistle-blowing policy and procedure for staff to raise issues regarding possible improprieties in matters of financial reporting or other matters has been established and was reviewed during the year. It is the responsibility of the Committee to monitor its effectiveness and any notifications made.

The Committee has access to the services of the Internal Audit and Company Secretarial departments and is authorised to obtain independent professional advice if it considers it necessary.

Main activities during 2007

The Committee has discharged its responsibilities during the period by performing the following activities.

Financial statements

During the period, the Committee reviewed and discussed the financial disclosures made in the preliminary results announcement, Annual Report and Accounts and Interim Statement made by the Group together with any related management letters, letters of representation and reports from the external auditors. Significant financial reporting issues and judgments were considered together with any significant accounting policies and changes proposed to them.

Internal control and risk management

The Committee has reviewed the Group's internal control and risk management systems and has received reports from a number of departments, and, where appropriate, presentations from senior management, on the major risks faced by the Group and the procedures established to identify, assess, manage, monitor and report on these risks. The Committee has reviewed and approved the statements on internal controls on pages 26 and 27.

External auditors

The Committee has responsibility for overseeing the relationship with the external auditors and approves the external auditors' engagement letter, audit fee and audit and client services plan (including the planned levels of materiality). The external auditors attend each committee meeting and at least annually meet with the Committee without executive management. The Chairman of the Committee also meets privately with the external auditors. Letters of representation are reviewed prior to signature by executive management.

During the period, the Committee received regular reports from the external auditors including a formal written report dealing with the audit objectives; the auditors' qualifications, expertise and resources; effectiveness of the audit process; procedures and policies for maintaining independence; and compliance with the ethical standards issued by the Auditing Practices Board. The external auditors' management letter is reviewed, as is management's response to issues raised. The Committee monitors the ethical guidance regarding rotation of audit partners and a change in audit partner was made during 2004 when the audit partner was rotated off the audit in accordance with the latest guidance. The new audit partner was appointed following interviews with the Committee Chairman and the Group Finance Director and subsequent approval by the Committee.

During the period, the Committee reviewed the Group's written policy regarding the employment by the Group of former employees of the external auditors and the policy on non-audit services provided by the external auditors. The Committee approves any non-audit work to be undertaken by the external auditors involving fees in excess of £25,000. Where no committee meeting is scheduled within an appropriate time frame, approval is sought from the Committee Chairman and subsequently ratified at the next meeting. All non-audit services provided by the external auditors are reported to the Committee at its next scheduled meeting. The external auditors are excluded from performing any day-to-day accountancy work for the Group. The policy also sets out the criteria to be followed when considering whether external auditors should be engaged to undertake non-audit services with the aim of safeguarding the external auditors' objectivity and independence.

The Committee is satisfied with the performance of the external auditors during the year, and the policies and procedures in place to maintain their objectivity and independence, and has recommended that they be re-appointed at the forthcoming Annual General Meeting.

Internal Audit

The Committee approves the annual audit plan and internal audit methodology for the Internal Audit department and monitors progress against the plan during the period. Audit reports are circulated to the Committee members after each audit and the Committee monitors progress against actions identified in these reports and the external auditors' management letter.

The Internal Audit department acts under agreed terms of reference and the Committee has established a number of procedures to monitor and review the Internal Audit department's effectiveness using guidance from a self-assessment questionnaire prepared by Internal Audit, feedback from senior management and a review of the Institute of Internal Auditors' Standards for the Professional Practice of Internal Auditing. The Committee also assesses annually the resources the department has to complete its remit. The Committee reviews the effectiveness of the Internal Audit Department on an annual basis. The Internal Audit department has unrestricted access to all group documentation, premises, functions and employees as required to enable it to perform its functions. The appointment and removal of the Head of Internal Audit is the responsibility of the Committee. The Head of Internal Audit has direct access to the Board and Committee Chairmen and is accountable to the Committee. The Head of Internal Audit meets regularly with the Committee Chairman without executive management.

Other activities

During the period other significant activities addressed by the Committee were as follows:

- The introduction of accounting and reporting changes affecting the 2007 financial statements;
- Identifying that all the relevant systems were in place to ensure that the Company would be compliant with the rules and regulations of the Gambling Act;
- Reviewing the Company's policies and procedures relating to the appointment of key suppliers; and
- A full review of the risk profile and risk management profile of the Company was undertaken and both of these were updated and approved.

Regular updates are provided to the Committee on developments in financial reporting and risk management and related legal and corporate governance matters.

Corporate Responsibility Report

This is the Company's fifth Corporate Responsibility Report; the first was contained in Report and Accounts for 2003. The Group takes its responsibilities to stakeholders seriously and implements policies and procedures that meet the legitimate expectations of shareholders, staff and customers and the wider community.

Board commitment

The Board is committed to taking steps to improve continuously its practices in the Corporate Responsibility (CR) area and to embedding CR issues into its corporate governance and operating framework. It achieves this aim by directing its focus on the following material issues:

- Compliance with existing laws, regulations and codes of conduct relating to responsible gambling; underage gambling and protection of the vulnerable; prevention of crime and disorder related to gambling; and product integrity issues;
- The ongoing training, development and motivation of employees to retain the widest possible range of talented staff;
- Provision of a safe and healthy workplace in accordance with relevant legislation; and
- Providing a competition beating level of customer service.

A non-executive director, Mr Edmonds, chairs the CR Board Committee and its other members are Messrs Scott, Spearing and Topping plus the General Counsel & Company Secretary. This Committee monitors a range of CR issues and there are at least four meetings a year.

The CR Committee reports regularly to the Board and all Board members ensure that through a process of presentation and discussion with staff, they have been properly briefed and have gained an appropriate understanding of the CR issues affecting the Group.

The Committee is assisted by the CR Working Group, which also met on four occasions during 2007. The CR Working Group is chaired by the General Counsel & Company Secretary and comprises the functional heads for corporate strategy and development, human resources, property, security and customer service, together with representatives from the Retail and Remote businesses. An action plan detailing work carried out since 2004 and revised and updated on an ongoing basis has been considered by each of the meetings in 2007 together with progress on outstanding actions. The Working Group acts as a forum for operational management to discuss CR issues and reports are provided by working group members on CR issues arising from their particular areas of responsibility.

CR highlights 2007

The year saw the Group further enhance its procedures on core issues, including responsible gambling and staff training and development in readiness for the commencement of the Gambling Act 2005 which came into effect on 1 September 2007.

2007 highlights include:

- A review of all relevant policies and procedures in preparation for the implementation of the Gambling Act 2005;
- A staff training programme under which 100% of staff were trained in their specific responsibilities under the Act and Gambling Commission codes and conditions;
- The introduction of an Employee Assistance Programme offering staff a 24 hour confidential telephone line with help on personal, legal and work related issues;
- A confidential group wide employee survey was implemented providing an opportunity for views to be expressed on working for the Company;
- An updated ethical purchasing policy drawn up and agreed; and
- The successful implementation of the Government ban on smoking in all LBOs.

Gambling Act 2005

The Gambling Act came into force on 1 September 2007 at the same time as the Gambling Commission assumed its full role as the central regulatory body for gambling. The Group continues to work closely with the Commission in furthering of the three licensing objectives under the Act, namely:

- To prevent gambling from being a source of crime or disorder, being associated with crime or disorder or being used to support crime;
- To ensure that gambling is conducted in a fair and open way; and
- To protect children and other vulnerable persons from being harmed or exploited by gambling.

During 2007, the Group was heavily involved in consultation with the Gambling Commission and the DCMS both directly and via its trade associations the ABB and the RGA. Additionally, the Group reviewed all relevant policies and procedures in the light of the new regulations. All staff were trained in the new requirements, the levels of content and detail being tailored to their individual roles.

Crime and disorder

The Group is committed to compliance with regulation to prevent gambling from being a source of crime or disorder, being associated with crime or disorder, or being used to support crime. The following actions have been taken during 2007 to support this commitment:

- A designated Money Laundering Reporting Officer (MLRO) takes responsibility for suspicious activity reports made to the Serious Organised Crime Agency and its equivalent in offshore jurisdictions in respect of the prevention and detection of money laundering and our obligations under the Proceeds of Crime Act 2002. From December 2007 the MLRO will also assume responsibility for reports made under the Money Laundering Regulations 2007;
- All staff receive training on their obligations in respect of money laundering reporting and are aware of the procedures in place for escalation of any suspected incidents to the MLRO;
- We also train our employees to adhere to procedures for the handling of cash and cash equivalents;
- The Group is now a member of the Crimestoppers scheme in its own right. This has allowed us to both promote the scheme more effectively and use it in encouraging the public to provide information in relation to offences committed against both staff and property. Crimestopper leaflets are now available in every LBO;

- The Group's Security Department undertakes an ongoing risk assessment process for all our LBOs, considering their potential vulnerability to robberies and violence in the workplace incidents. Appropriate crime prevention measures are introduced to meet the perceived risk. Such measures include the fitting of security screens in vulnerable shops, installation of improved digital closed circuit television (CCTV) systems and fitting of electronic and magnetic door locks to staff areas. In the event of an incident occurring, affected shops are reassessed by the Security Department and steps taken to minimise further risk, where appropriate. We liaise closely with a number of local authority environmental health departments, local authority licensing officers and police crime prevention officers; and
- We provide the Gambling Commission with information we suspect may relate to the commission of an offence under the Gambling Act 2005 or a breach of the Commission's licence conditions and codes of practice and with any information we suspect may lead to the making by the Commission of an order to void a bet. The Group co-operates with the ABB on integrity issues and also provides information on any suspicious transactions directly to those sporting authorities named under Schedule 6 Part 3 of the Act.

Responsible and underage gambling

Gambling is an exciting form of entertainment that can be experienced in a range of environments with the Group, namely our LBOs, on racetracks, through the internet and by telephone. Whilst, for most customers, gambling is an enjoyable leisure activity, for a very small number there can be problems and gambling can cease to be fun.

The Group encourages a socially responsible attitude within the betting and gaming industry and within our own organisation. We are committed to protecting children and the vulnerable from being harmed or exploited by gambling.

We are working closely with the Gambling Commission in the UK and our offshore regulators in Gibraltar and Malta to ensure that we continue to adhere to high industry standards in responsible gambling. We are also committed to listening to the views of relevant stakeholder groups and have an active dialogue with GamCare, the national centre for information, advice and practical help for anyone with a gambling problem.

Our commitment to implementing appropriate procedures within our organisation to deal with problem gambling and to encourage responsible gambling is paramount. The following actions have been taken during 2007 to support this commitment:

- We are a major contributor to the Responsibility in Gambling Trust (RIGT). RIGT aims to provide support to persons who experience problems with their gambling and their dependents, to educate vulnerable persons about the risk of gambling and to conduct research into the best ways of providing that support and education;
- Information on the tools available to customers to monitor or control their gambling is available through leaflets on display in our LBOs or at racetracks, via our operational websites and via our customer services department. We also provide information to customers' relatives and friends who may approach us asking for help;
- We use clear notices in our LBOs and on gambling websites stating that the minimum age to use the facilities is 18. In our LBOs and on racetracks we have adopted a 'Think 21' approach which requires our staff to seek proof of age from any customer who appears to them to be under 21. In the UK and, where publicly available, overseas, we use an external agency to verify the ages of customers opening new internet or telephone accounts using deposit methods that may be available to under 18s. All parts of the business have established procedures to be followed in the event that we believe that a customer may be under the age of 18;
- We provide a facility for individuals to self-exclude themselves from identified licensed betting offices and telephone and internet accounts for a period of no less than 6 months and up to 5 years. Customers who wish to resume business with us at the end of their chosen self-exclusion period are required to complete a further 24-hour 'cooling off' period before they will be permitted to resume use of our gambling facilities;
- During 2007 the number of customers who chose to self-exclude from the Group's services in Retail was 1,563 (2006 – 401) and in Remote was 1,826 (2006 – 1,010);
- We provide a facility for telephone and internet customers to limit the amounts they are able to deposit with us in any 24-hour period. Once set, a deposit limit can only be increased after a 24-hour 'cooling off' period;
- Although there is no one set of behaviours definitively identifying customers with gambling problems, the Group encourages its employees to use their experience and to be aware of customers whose behaviour may indicate problem gambling. We have procedures in place to escalate any concerns and to consider whether or not it is appropriate to initiate interaction with a customer. When interaction does take place the customer will be provided with contact details of a gambling charity and with detailed information on the tools available to control their gambling behaviour. The Group provides customers with the information required to enable them to make informed decisions about their level of gambling but does not take those decisions on the customer's behalf;
- The Group takes particular care not to target advertising at people under the age of 18. All our advertising is carefully considered in light of the Gambling Commission's licensing objectives, the specific requirements of the Gambling Commission's licence conditions and codes of practice and the Committee of Advertising Practice and Broadcast codes. In addition, we adhere to an industry code of practice designed to promote socially responsible advertising and the RIGT's 'gamble aware' information website. The advertising agencies we use are fully briefed on our responsible gambling requirements;

- The Group does not enter into contracts of employment with any individual under the age of 18; and
- All the Group employees receive training giving them an overall awareness of our commitment to social responsibility and the detailed procedural knowledge appropriate to their specific business role. We will continue to monitor best practice in the area of responsible gambling as it develops and will review our policies and procedures on a regular basis in the light of guidance from regulators, gambling charities and our own practical experience.

Employees

The Group's success is dependent on its employees and it is committed to high standards of employment practice. The Group rewards individuals fairly and is committed to providing equality of opportunity, training and development and a safe workplace.

A comprehensive set of human resources policies are in place including documents covering health and safety (including specific policies on stress management and smoking), equal opportunities and harassment, disability, flexible working, training and development, the acceptance of gifts and hospitality, and whistle blowing. These are communicated to employees as appropriate.

Equal opportunities

The Group is committed to equal opportunities in the workplace in terms of selection, promotion, training and development. Relevant policies are communicated to Group employees and there are clear lines of responsibility regarding monitoring their effectiveness, implementation and communication to staff.

The Group's current workforce is 57% female (2006 – 59%) and 43% male (2006 – 41%).

Training and development

The Group is committed to investing in the training and development of all its employees. The Group provides initial induction training at the commencement of employment (including training on responsible and underage gambling) supported, where necessary, by specific skills training relevant to their job. Further training and development is provided to individuals throughout their career to enable employees to maintain and improve standards of performance, deal effectively with any changes to the work environment and to develop their abilities and realise their full potential. Training specifically related to the implementation of the Gambling Act was received by 100% of staff during 2007.

The performance of the management population is reviewed via the Group wide performance management process. This process identifies specific individual development needs and provides evidence of exceptional performance when considering above standard pay awards.

In addition, for those who are seen as having the potential to succeed into senior management and leadership roles in the future, the performance management process forms the basis of the application to the Talent Board. If successful in their application these people are entered into the Group wide talent pool. The talent pool provides the individuals for the internal succession process.

The average length of service across the Group is 5 years and 4 months (2006 – 6 years) whilst LBO managers average length of service is 13 years and 1 month (2006 – 12 years and 9 months).

Communication

The Group places considerable value on the involvement of its employees and is committed to providing effective communication on matters which may affect staff, and more generally, on the development and performance of the Group.

In 2007, employees participated in a Group wide engagement survey in which they were able to express their views about working for William Hill. Based on the feedback we have put greater emphasis on our two-way communication processes and provided greater clarity and understanding around the business goal for all employees.

The Group magazine, Will2Win, has been circulated to all employees on a bi-monthly basis throughout the period. The magazine invites staff feedback and is designed to appeal to a broad readership base. The staff council system operates in the retail business to give a voice to all staff, the particular features are as follows:

- Area staff councils, chaired by the area operations manager, meet six times per year and comprise one cleaner or one customer service assistant and one shop manager or deputy manager per district;
- Regional staff councils, chaired by the regional operations controller, meet three times per year and comprise one customer service assistant or cleaner and one shop manager or deputy manager per area; and
- A national staff council, chaired by the Retail Operations Director, meets three times per year and includes one customer service assistant or cleaner and one shop manager or deputy manager per region, the Group HR director, the head of retail HR along with an operations controller, an area operations manager and a district operations manager.

All staff council representatives receive specialist training and are allowed six 'consultation' days a year to talk to the people they represent and to prepare for meetings. There is also a staff council in place for the major administrative centre incorporating the internet, telebetting and administrative employers. This was relaunched in 2007 as another outcome from the employee engagement survey replacing the former staff committee, and follows a similar format to that which has proved successful in Retail.

Sharesave

On an annual basis since the Group's flotation in 2002 employees with minimum service of one year have been able to participate in the Group Sharesave scheme. The 2007 scheme attracted 1,376 staff savers.

Health and safety

A copy of the Group's health and safety policy is available at www.williamhillplc.co.uk. A Health and Safety Committee meets regularly to review compliance with applicable health and safety legislation and regulation, to keep up to date with best practice and to review and maintain compliance with health and safety procedures. The Committee includes senior managers from the Group's human resources, security, property and company secretarial departments, together with representatives of operational management. An external health and safety consultant advises the Committee.

Staff are provided with information and training on health and safety issues as part of their induction and on an ongoing basis. Risk assessments are undertaken and the Group monitors the application and understanding of safety instructions through a system of safety audits, Health and Safety Co-ordinators and the Health and Safety Committee.

Human Rights Policy

The Group is committed to undertaking its operations in a way, which respects individual's human rights and treats individuals with dignity and respect.

We support the basic principles described in the UN Global Compact (derived from the principles in the Universal Declaration of Human Rights) and this policy sets out our approach as it relates to our workforce:

- We will not employ individuals who are under 18 years of age;
- We will not use forced or compulsory labour;
- Working hours will comply with relevant laws and regulations;
- We will offer wages and benefits which are consistent with relevant laws and industry standards;
- We will respect the right of individuals to freedom of association and collective bargaining;
- We are committed to safe and healthy working conditions for our employees; and
- We are committed to diversity in the working environment and will not tolerate harassment, discrimination or victimisation in the workplace.

Environment

A copy of the Group's environmental policy is available at www.williamhillplc.co.uk. As a retail and service organisation, the Group's main impact on the environment is through the buildings the Group operates and the resources used by staff in their day-to-day work. The Group's environmental practices reflect the Group's business operations, and its main risks and interactions with the environment, and are largely focussed on:

- Compliance with environmental laws and regulations;
- Minimising waste by the promotion of recycling practices and re-use of materials as opposed to disposal, where this is practicable;
- Efficient use of energy and water and investigating ways of reducing consumption in this area; and
- Raising awareness of environmental issues within the Group.

The Group is part of the FTSE4 Good Index Series.

The Group's Property Department takes primary responsibility for identifying issues and opportunities within the Group's LBO estate and the following action has been taken:

- High frequency light fittings are specified in all new development and refurbishment projects thereby reducing the number of lamps requiring disposal;
- The Group is fully compliant with all current legislative guidelines regarding the disposal of hazardous waste and complies with the new Waste, Electrical and Electronic Equipment (WEEE) Directive which was introduced in 2007;
- Air-conditioning and fascia lighting are controlled by time clocks to ensure efficient use of energy;
- Electrostatic air cleaners are installed in over 80% of the Group's LBO's;
- New style fascias continue to be rolled out as LBOs are upgraded which will reduce electricity consumption;
- More energy efficient (inverter) air conditioning units are being installed on new projects and when replacements are required; and
- Water management systems for toilet facilities continue to be rolled out to reduce water consumption and an increasing proportion of the LBO estate is fitted with water meters.

Facilities for recycling paper and toner cartridges are in place at the Group's head office and regional office buildings. The Group has been unable to establish an energy and cost efficient method of recycling from its Retail establishments. Possible solutions have been considered during the year and the Group is keen to progress in this area in 2008.

During 2007 the Group worked with the Carbon Trust on an environmental review and received its recommendations. Historically, the Group have found it difficult to establish accurate utility consumption data covering all its 2000 plus premises. An exercise by which quarterly meter readings were taken at a sample of representative Group premises throughout the UK was carried out during the year. Such base-line data will inform future policy. During 2007, the Group obtained quotations for green and reusable electricity and has now taken out a new green energy supplier for the entire LBO estate.

Access to services

Customers with disabilities have a right of access to the Group's services. Accessibility issues are taken into account in accordance with appropriate codes of practice when opening and refitting the Group's LBOs, and a combination of ramps, stair lifts, disabled toilets and induction loops for the hard of hearing are fitted, where appropriate. In addition, services offered in the LBOs can be accessed on the internet or via the telephone. Details of all of these services can be obtained from the Group Customer Helpline.

The Group is currently implementing a new platform for its online services. Care is being taken to ensure that the final application reaches 'single A' compliance status with the Disability Discrimination Act as a minimum.

Suppliers

The Group recognises that it has a responsibility to ensure its purchasing practices are conducted in a manner that ensures compliance with good labour and environmental standards within their supply chain.

Major suppliers are and will be asked to agree to commit to continuous improvement towards the following specified standards, both within their own companies and those of their suppliers:

- Support and act in a manner consistent with the principles in the UN Declaration of Human Rights;
- Ensure that all employment laws within the country of operation are adhered to;

- No children are employed within the supply chain that is below the local legal minimum age;
- Employee's wages and benefits meet local industry benchmarks and national minimum requirements;
- Operate a comprehensive policy of equal opportunity in employment;
- Ensure compliance with all national and local health and safety regulations and procedures in the countries of operation;
- Ensure compliance with environmental laws and regulations; and
- Encourage the development of environmentally friendly working practices.

Customers and communities

Customer service

A commitment to high standards of customer service and to the fair and open conduct of its gambling operations is key to the Group. The Group's continued success depends on its customers. Dedicated customer service departments are in place for both the Retail and the Remote channels and regular customer satisfaction surveys are undertaken. Service complaints are considered seriously and consistent, monitored procedures are in place across the Group.

During 2007 the Retail business continued with its Competition Beating Service (CBS) initiative, the aim of which is to ensure a positive in-shop experience for customers. CBS has quickly been established as an essential element of the Retail business and the Group believes that it will play a vital part in the business' future success. District operations managers review performance against CBS standards on a monthly basis and agree action plans to tackle any issues. For an external viewpoint on the levels of customer service experienced in LBOs, the Group uses a mystery shopper programme provided by Retail Eyes, an international company specialising in customer service.

Our comprehensive betting rules, which detail the terms and conditions under which all transactions placed with the Group are accepted, were reviewed during 2007 to ensure they comply with consumer contract law. Gambling contracts became legally enforceable on 1 September 2007. The Group endeavours to resolve all betting disputes in a fair, consistent and equitable manner. However, if these are unable to be resolved to the customer's satisfaction the customer is entitled to refer the matter to the Independent Betting Adjudication Service (IBAS). The Group has agreed to abide by any ruling they make.

During 2007, 274 (2006 – 274) disputes were referred to IBAS. In 4% (2006 – 2%) of cases IBAS found in favour of the customer.

From September 2007 gambling transactions became legally enforceable contracts and subject to relevant consumer contract legislation. Additionally, the Group anticipates that some customers may contact the Gambling Commission in respect of disputes. During 2007 a thorough review of the Group's terms and conditions was undertaken. It is hoped that the majority of disputes will continue to be adjudicated on by IBAS, the acknowledged industry expert.

Product integrity

The Group has a number of products where the outcome of an event is determined by a random number generator (RNG). RNGs are administered either by external third parties or by the Group itself. The Group has rigorous internal/third party procedures to ensure that the randomness of its own RNGs is certified, game outcomes are fair and payouts correct, games are free from defects and function to specifications and that the games are secure and do not compromise either the player or the Group. The Group continues to work with suppliers with the objective of ensuring they adopt a high level of fairness testing.

Privacy

The Group has systems in place to protect the privacy of information provided by customers. The Group complies with the Data Protection Act 1998 and the Data Protection Principles set out in that Act in the collection and processing of personal information. A copy of the Group's privacy policy is available at www.willhill.com.

Supporting sports-related and other bodies

The Group is committed to being a responsible corporate citizen and recognises its wider social responsibility by seeking to support the communities in which the Group operates through charitable donations and other relevant payments.

Levies

The Group supports horse racing via the statutory levy and greyhound racing via the voluntary donation to the British Greyhound Racing Fund (BGRF). The sums payable for 2007 were £26,590,000 and £3,297,000 respectively. These funds are used by the respective bodies for a wide variety of purposes including animal welfare issues.

A budget has been independently established for the greyhound stadia to be used to assist with greyhound welfare issues. The Group funds an establishment which will enable up to 25 dogs to be housed for up to three months with the intention of permanently re-homing them. Since its opening at the end of 2005, a number of greyhounds have been successfully re-homed by this facility and the benefits of retired greyhounds as pets are actively promoted at the Group's stadia.

The Group recognised the depth of public concern surrounding press coverage regarding the fate of greyhounds no longer required for racing. Every trainer affiliated to a the Group track is required to complete a weekly return listing dogs available for racing, injured dogs and those dogs who have left the trainer's kennels. Trainers must provide full details of any individual to whom care of a dog has been passed.

Charitable donations

The Group's charitable donations are mainly focussed on organisations involved in areas of greatest relevance to the Group's business. The Board has adopted a charitable donations policy stating that the major focus of the Group's efforts will be in supporting bodies involved in:

- Promoting a responsible approach to gambling; undertaking research into problem gambling; and providing information, advice and help to those who are at risk or are experiencing difficulties with their gambling;
- Greyhound and racehorse welfare; and
- Support to disadvantaged individuals in horse and greyhound racing.

The Group is also committed to providing support, wherever possible, to its employees through their own fundraising efforts. The Group allocates a proportion of its annual charitable donations budget to match funds (up to a specified limit) raised by employees on local charitable projects. During 2007 the nominated charities of staff members benefited by £25,000 from the matching scheme with staff endeavours including marathon running and parachute jumps. On occasion, the Group also supports organisations with whom it does business in their fundraising efforts and in such cases donations may not fall within the donations policy referred to above.

During the period the Group made charitable donations of £581,000 the largest proportion of which was paid to the Responsibility in Gambling Trust.

The Group has established a Charitable Donations Committee, which reviews, on a quarterly basis, requests for charitable donations against the Board's agreed policy.

The Group's policy is not to make political donations. Certain executives of the Group attended a dinner to celebrate British sporting achievement organised by the Labour Party at a cost of £15,000 during the period.

CR actions for 2008

In 2008, the Group intends to continue to progress those initiatives that are already ongoing and in addition, the Group will concentrate on the following:

- Enhance recycling possibilities;
- Circulating a green initiative to all staff;
- Maintain the current position of fleet cars with low CO2 emissions;
- Update corporate website on a regular basis; and
- Working with the Gambling Commission and overseas regulators to ensure we continue to operate to high standards on social responsibility and integrity issues.

Statement of Directors' Responsibilities

The directors are responsible for preparing the Annual Report, Directors' Remuneration Report and the financial statements in accordance with applicable law and regulations.

Group

Company law requires the directors to prepare financial statements for each financial year. The directors are required by the IAS Regulation to prepare the Group financial statements under International Financial Reporting Standards (IFRS) as adopted by the European Union. The Group financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that IFRS financial statements present fairly, for each financial year, the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the preparation and presentation of financial statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRS. However, directors are also required to:

- Properly select and apply accounting policies;
- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- Provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

Company

The directors have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The parent company financial statements are required by law to give a true and fair view of the state of affairs of the Company. In preparing these financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgments and estimates that are reasonable and prudent;
- State whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Group Independent Auditors' Report

To the members of William Hill PLC

We have audited the Group financial statements of William Hill PLC for the 53 weeks ended 1 January 2008 which comprise the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement, the statement of Group accounting policies and the related notes 1 to 36. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the parent company financial statements of William Hill PLC for the 53 weeks ended 1 January 2008.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review that is cross referred from the business review section of the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Statement on Corporate Governance reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited Group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- The Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 1 January 2008 and of its profit for the 53 weeks then ended;

- The Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- The part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- The information given in the Directors' Report is consistent with the Group financial statements.

Separate opinion in relation to IFRS

As explained in the statement of accounting policies, the Group in addition to complying with its legal obligation to comply with IFRS as adopted by the European Union, has also complied with the IFRS as issued by the International Accounting Standards Board.

In our opinion the Group financial statements give a true and fair view, in accordance with IFRS, of the state of the Group's affairs as at 1 January 2008 and of its profit for the 53 weeks then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
United Kingdom

27 February 2008

Consolidated Income Statement

for the 53 weeks ended 1 January 2008

	Notes	Before exceptional items £m	Exceptional items (note 3) £m	53 weeks ended 1 January 2008 Total £m	52 weeks ended 26 December 2006 £m
Continuing Operations					
Amounts wagered	2	**14,792.3**	**-**	**14,792.3**	13,235.9
Revenue	1,2	**940.4**	**-**	**940.4**	894.2
Cost of sales		**(174.2)**	**-**	**(174.2)**	(160.3)
Gross profit	2	**766.2**	**-**	**766.2**	733.9
Other operating income		**10.4**	**-**	**10.4**	6.3
Other operating expenses		**(490.6)**	**-**	**(490.6)**	(451.6)
Exceptional operating expense	3	**-**	**(20.9)**	**(20.9)**	-
Share of results of associates and joint ventures	4	**0.7**	**-**	**0.7**	3.6
Operating profit	2,5	**286.7**	**(20.9)**	**265.8**	292.2
Exceptional profit on sale and leaseback of properties	3	**-**	**6.7**	**6.7**	-
Investment income	7	**24.3**	**-**	**24.3**	13.0
Finance costs	8	**(87.6)**	**-**	**(87.6)**	(69.8)
Profit before tax	2	**223.4**	**(14.2)**	**209.2**	235.4
Tax	3,9	**(56.3)**	**4.5**	**(51.8)**	(68.6)
Profit for the period	30	**167.1**	**(9.7)**	**157.4**	166.8
Earnings per share (pence)					
Basic	11			**44.7**	45.5
Diluted	11			**44.3**	44.9

Consolidated Statement of Recognised Income and Expense

for the 53 weeks ended 1 January 2008

	Notes	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
(Loss)/gain on cash flow hedges	29	**(1.6)**	14.3
Actuarial gain on defined benefit pension scheme	35	**12.9**	16.7
Tax on items taken directly to equity	23	**(1.3)**	(9.5)
Change in associate net assets due to share repurchase	15	**-**	(1.7)
Net income recognised directly in equity		**10.0**	19.8
Transferred to income statement on cash flow hedges	29	**(7.6)**	0.7
Profit for the period		**157.4**	166.8
Total recognised income and expense for the period		**159.8**	187.3

Consolidated Balance Sheet

as at 1 January 2008

	Notes	1 January 2008 £m	26 December 2006 £m
Non-current assets			
Intangible assets	12	**1,365.9**	1,342.7
Property, plant and equipment	13	**214.7**	207.0
Interest in associates and joint ventures	15	**12.7**	5.3
Deferred tax asset	23	**1.9**	8.5
		1,595.2	1,563.5
Current assets			
Inventories	16	**0.6**	0.5
Trade and other receivables	17	**32.3**	30.4
Cash and cash equivalents	17	**69.4**	98.7
Derivative financial instruments	22	**5.2**	14.4
		107.5	144.0
Total assets		**1,702.7**	1,707.5
Current liabilities			
Trade and other payables	18	**(90.8)**	(108.6)
Current tax liabilities		**(51.8)**	(66.3)
Borrowings	19	**(1.2)**	(0.9)
Derivative financial instruments	22	**(4.7)**	(5.6)
		(148.5)	(181.4)
Non-current liabilities			
Borrowings	19	**(1,152.1)**	(1,141.2)
Retirement benefit obligations	35	**(3.3)**	(25.1)
Deferred tax liabilities	23	**(165.7)**	(169.3)
		(1,321.1)	(1,335.6)
Total liabilities		**(1,469.6)**	(1,517.0)
Net assets		**233.1**	190.5
Equity			
Called-up share capital	24	**35.4**	36.2
Share premium account	25	**-**	311.3
Capital redemption reserve	26	**6.8**	6.0
Merger reserve	27	**(26.1)**	(26.1)
Own shares held	28	**(34.4)**	(46.9)
Hedging and translation reserves	29	**3.2**	9.4
Retained earnings	30	**248.2**	(99.4)
Total equity		**233.1**	190.5

The financial statements were approved by the Board of directors and authorised for issue on 27 February 2008 and are signed on its behalf by:

RJ Topping
Director

SP Lane
Director

Consolidated Cash Flow Statement

for the 53 weeks ended 1 January 2008

	Notes	**53 weeks ended 1 January 2008 £m**	52 weeks ended 26 December 2006 £m
Net cash from operating activities	32	**149.6**	204.6
Investing activities			
Dividend from associate		**2.0**	–
Interest received		**11.6**	2.9
Proceeds on disposal of property, plant and equipment		**5.7**	5.9
Proceeds on disposal of share in associate		**1.8**	–
Proceeds on exceptional sale of freehold properties		**9.8**	–
Purchases of property, plant and equipment		**(42.8)**	(55.2)
Purchases of betting licences		**(5.3)**	(1.9)
Expenditure on computer software		**(15.8)**	(10.8)
Acquisition of subsidiaries	31	**(25.2)**	–
Investment in joint ventures		**(8.2)**	–
Net cash used in investing activities		**(66.4)**	(59.1)
Financing activities			
Purchase of own shares		**(47.9)**	(178.4)
SAYE share option redemptions		**4.4**	1.0
Dividends paid	10	**(78.5)**	(70.9)
Repayments of borrowings		**–**	(125.0)
New bank loans raised		**9.7**	250.0
New debt facility issue costs		**–**	(2.2)
New finance leases		**–**	2.1
Collar premiums paid		**(0.2)**	–
Net cash used in financing activities		**(112.5)**	(123.4)
Net (decrease)/increase in cash and cash equivalents in the period		**(29.3)**	22.1
Cash and cash equivalents at start of period		**98.7**	76.6
Cash and cash equivalents at end of period		**69.4**	98.7

Statement of Group Accounting Policies

for the 53 weeks ended1 January 2008

General information

William Hill PLC is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is Greenside House, 50 Station Road, London, N22 7TP. The nature of the Group's operations and its principal activities are set out in the Operating and Financial Review on pages 4 to 11.

These financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out below.

Adoption of new and revised standards

In the current year the Group has not been subject to any new mandatory International Financial Reporting Standards (IFRS). Four Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period. These are: IFRIC 7 Applying the Restatement Approach under IAS 29; IFRIC 8 Scope of IFRS 2; IFRIC 9 Reassessment of Embedded Derivatives; and IFRIC 10 Interim Financial Reporting and Impairment. The adoption of these Interpretations has not led to any changes in the Group's accounting policies.

At the date of authorisation of these Group financial statements, the following Standards and Interpretations, which have not been applied in these Group financial statements, were in issue but not yet effective:

IFRS 7	Financial instruments: disclosures;
IFRS 8	Operating segments;
IFRIC 11	IFRS 2 – Group and Treasury Share Transactions;
IFRIC 12	Service Concession Arrangements;
IFRIC 13	Customer Loyalty Programmes; and
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when IFRS 7 comes into effect for periods commencing on or after 1 January 2007.

Basis of accounting

The Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The Group financial statements have also been prepared in accordance with IFRS adopted by the European Union and therefore the Group financial statements comply with Article 4 of the EU IAS Regulation.

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments. The principal accounting policies adopted are set out below.

Basis of consolidation

The Group financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 1 January 2008. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group. All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Business combination

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition.

Investment in associates and joint ventures

An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee.

A joint venture is an entity in which the Group holds an interest on a long-term basis and which is jointly controlled by the Group and one or more venturers under a contractual agreement.

Investment in associates and joint ventures (continued)

The results and assets and liabilities of associates and joint ventures are incorporated in these Group financial statements using the equity method of accounting. Investments in associates and joint ventures are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group's share of the net assets of the entity, less any impairment in the value of individual investments. Losses of the associates and joint ventures in excess of the Group's interest in those entities are not recognised.

Any excess of the cost of acquisition over the Group's share of the fair values of the identifiable net assets of the entity at the date of acquisition is recognised as goodwill. Any deficiency of the cost of acquisition below the Group's share of the fair values of the identifiable net assets of the entity at the date of acquisition (i.e. discount on acquisition) is credited in profit and loss in the period of acquisition.

Where a Group Company transacts with an associate or joint venture of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant entity. Losses may provide evidence of an impairment of the asset transferred in which case appropriate provision is made for impairment.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable from customers and represents amounts receivable for goods and services that the Group is in business to provide net of discounts, VAT and other sales related taxes, as set out below.

In the case of the LBO, telephone, interactive sportsbook businesses and online casino operations (including games on the online arcade and other numbers bets), revenue represents gains and losses from betting activity in the period. Open positions are carried at fair market value and gains and losses arising on this valuation are recognised in revenue, as well as gains and losses realised on positions that have closed.

Revenue from the online poker business reflects the net income ('rake') earned from poker games completed by the period end.

Amounts wagered represents the gross takings receivable from customers in respect of individual bets placed in the period on events for LBO, telephone and interactive sports businesses, net winnings on gaming activity completed by period end for online casinos and net income earned from poker games completed by period end.

In the case of the greyhound stadia, revenue represents income arising from the operation of the greyhound stadia in the period, including sales of refreshments and tote income.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Foreign currencies

Transactions in currencies other than pounds sterling are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are included in net profit or loss for the period, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognised directly in equity.

In order to hedge its exposure to certain foreign exchange risks, the Group makes every effort to match its foreign currency assets and liabilities.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Finance costs

Finance costs of borrowings are recognised in the profit and loss account over the term of those borrowings at a constant rate on the carrying amount.

Government grants

Government grants relating to property, plant and equipment are treated as deferred income and released to profit and loss over the expected useful lives of the assets concerned.

Operating profit

Operating profit is stated after charging exceptional operating items and after the share of results of associates and joint ventures but before investment income and finance costs.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside profit or loss and presented in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested. The interest cost and the expected return on assets are included in finance costs and investment income as appropriate.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Taxation (continued)

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Land and buildings held for use in the supply of goods or services, or for administrative purposes, are stated in the balance sheet at their cost, less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

Fixtures and equipment are stated at cost less accumulated depreciation and any recognised impairment loss.

Depreciation is provided on all tangible fixed assets, other than freehold land, at rates calculated to write off the cost or valuation, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Freehold buildings	–	50 years
Long leasehold properties	–	50 years
Short leasehold properties	–	over the unexpired period of the lease
Fixtures, fittings and equipment and motor vehicles	–	at variable rates between 3 and 10 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in income.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

Internally generated intangible assets – computer software and systems

Expenditure on initial investigation and design of computer software and systems is recognised as an expense in the period in which it is incurred.

An internally generated intangible asset arising from the Group's development of computer systems is recognised only if all of the following conditions are met:

- An asset is created that can be identified (such as software and new processes);
- It is probable that the asset created will generate future economic benefits; and
- The development cost of the asset can be measured reliably.

Internally generated intangible assets are amortised on a straight-line basis over their useful lives, generally between three and ten years. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Intangible assets – licences

Betting licences are recorded at cost or if arising in an acquisition at their fair value. They are judged to have an indefinite life and are accordingly not amortised but are subject to annual impairment reviews. The directors consider that the Group's licences have an indefinite life due to: the fact that the Group is a significant operator in a well established market; the proven and sustained demand for bookmaking services; and the Group's track record of successfully renewing its betting permits and licences.

Impairment of tangible and intangible assets

At each balance sheet date, the Group reviews the carrying amounts of its goodwill, tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows, which are based on the budgeted figures for the following year and subsequently an annual growth rate of 2.4%, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment of tangible and intangible assets (continued)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories represent stocks of consumables in stores and goods for resale within the greyhound stadia. They are stated at the lower of cost and net realisable value.

Share-based payments

The Group has applied the requirements of IFRS 2 'Share-based Payment' from 31 December 2003. In accordance with the transition provisions included in IFRS 2, its provisions have been applied to all grants after 7 November 2002 that were unvested as of 1 January 2005.

The Group issues equity-settled share-based payments to certain employees and operates an Inland Revenue approved Save As You Earn (SAYE) share option scheme open to all eligible employees which allows the purchase of shares at a discount. The cost to the Group of share-based payment plans is measured at fair value at the date of grant. Fair value is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Fair value is measured by use of the Black-Scholes-Merton pricing formula. The expected life used in the model has been adjusted, based on management's best estimates, for the effects of non-transferability, exercise restrictions and behavioural considerations. Where relevant, the value of the option has also been adjusted to take into account any market conditions applicable to the option.

Further descriptions of the Group's share-based payment plans are given in note 34.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term bank deposits held by the Group with an original maturity of three months or less.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their fair value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liability and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using the effective interest method. Any accrued finance costs are included in accruals and deferred income within trade and other payables.

Trade payables

Trade payables are not interest-bearing and are stated at their fair value.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial instruments (continued)

Derivative financial instruments and hedge accounting

The Group's activities expose it primarily to the financial risks of changes in interest rates and foreign currency exchange rates. The Group uses interest rate swap and collar contracts to hedge its interest rate exposure and retains cash balances in foreign currencies matched against its foreign currency liabilities (client deposit accounts) to hedge its exposure to foreign currency exchange rates. The Group does not use derivative financial instruments for speculative purposes.

The use of financial derivatives is governed by the Group's policies approved by the Board of directors, which provide written principles on the use of financial derivatives.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

Bets are carried at fair market value as they meet the definition of a derivative. The resulting gains and losses from bets are included in revenue. Assets or liabilities resulting from open positions are reported gross in financial assets and financial liabilities under the term "Derivative financial instruments".

Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group's accounting policies, which are described in this Statement of Group Accounting Policies, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The estimates and assumptions, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill and intangible assets with indefinite lives

Determining whether goodwill or intangible assets with indefinite lives are impaired requires an estimation of the value in use of the cash-generating units to which goodwill or those intangible assets has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Note 12 provides information on the assumptions used in these financial statements. Actual outcomes could vary.

Fair value of derivatives

As described in note 22 the Group uses interest rate swaps and collars to manage its exposure to interest rate movements on its bank borrowings. The directors use their judgement in selecting appropriate valuation techniques for these financial derivatives. Assumptions are made based on quoted market rates adjusted for specific features of the instrument.

Retirement Benefit costs

The determination of the pension cost and defined benefit obligation of the Group's defined benefit pension schemes depends on the selection of certain assumptions which include the discount rate, inflation rate, salary growth, mortality and expected return on scheme assets. Differences arising from actual experiences or future changes in assumptions will be reflected in subsequent periods. Note 35 provides information on the assumptions used in these financial statements.

Notes to the Group Financial Statements

for the 53 weeks ended 1 January 2008

1. Revenue

An analysis of the Group's revenue is as follows:

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Rendering of services and revenue as disclosed in the consolidated income statement	**940.4**	894.2
Other operating income	**10.4**	6.3
Interest on bank deposits	**3.7**	2.9
Total revenue as defined in IAS 18	**954.5**	903.4

2. Segment information

For management purposes, the Group is currently organised into three operating divisions – Retail, Interactive and Telephone. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the 53 weeks ended 1 January 2008:

	Retail £m	**Interactive £m**	**Telephone £m**	**Other £m**	**Corporate £m**	**Group £m**
Amounts wagered	13,022.5	1,182.0	559.2	28.6	–	14,792.3
Payout	(12,263.2)	(1,062.2)	(506.2)	(20.3)	–	(13,851.9)
Revenue	**759.3**	**119.8**	**53.0**	**8.3**	–	**940.4**
GPT, duty, levies and other cost of sales	(137.6)	(23.2)	(12.3)	(1.1)	–	(174.2)
Gross profit	**621.7**	**96.6**	**40.7**	**7.2**	**–**	**766.2**
Depreciation	(26.1)	(6.9)	(1.5)	(0.3)	(1.1)	(35.9)
Other administrative expenses	(365.8)	(38.8)	(23.1)	(5.8)	(10.8)	(444.3)
Exceptional operating expense	–	(20.9)	–	–	–	(20.9)
Share of result of associates and joint ventures	–	–	–	–	0.7	0.7
Operating profit/(loss)	**229.8**	**30.0**	**16.1**	**1.1**	**(11.2)**	**265.8**
Exceptional profit on sale and leaseback of properties	–	–	–	–	6.7	6.7
Investment income	–	–	–	–	24.3	24.3
Finance costs	–	–	–	–	(87.6)	(87.6)
Profit/(loss) before tax	**229.8**	**30.0**	**16.1**	**1.1**	**(67.8)**	**209.2**
Balance sheet information						
Total assets	1,386.4	117.9	85.0	16.3	97.1	1,702.7
Total liabilities	(53.5)	(25.3)	(5.7)	(0.5)	(1,384.6)	(1,469.6)
Investment in associates and joint ventures	–	–	–	–	12.7	12.7
Capital additions	42.2	16.1	1.4	0.1	1.0	60.8
Included within Total assets:						
Goodwill	687.8	97.2	80.4	7.1	–	872.5
Other intangibles with indefinite lives	483.9	–	–	–	–	483.9

Notes to the Group Financial Statements

for the 53 weeks ended 1 January 2008

2. Segment information (continued)

Business segment information for the 52 weeks ended 26 December 2006:

	Retail £m	Interactive £m	Telephone £m	Other £m	Corporate £m	Group £m
Amounts wagered	11,486.0	1,060.3	659.9	29.7	–	13,235.9
Payout	(10,787.1)	(929.8)	(602.4)	(22.4)	–	(12,341.7)
Revenue	**698.9**	**130.5**	**57.5**	**7.3**	–	**894.2**
GPT, duty, levies and other cost of sales	(120.5)	(26.0)	(12.9)	(0.9)	–	(160.3)
Gross profit	**578.4**	**104.5**	**44.6**	**6.4**	–	**733.9**
Depreciation	(23.5)	(4.9)	(0.7)	(0.2)	(0.5)	(29.8)
Other administrative expenses	(329.0)	(38.1)	(27.2)	(6.8)	(14.4)	(415.5)
Share of result of associate	–	–	–	–	3.6	3.6
Operating profit/(loss)	**225.9**	**61.5**	**16.7**	**(0.6)**	**(11.3)**	**292.2**
Investment income	–	–	–	–	13.0	13.0
Finance costs	–	–	–	–	(69.8)	(69.8)
Profit/(loss) before tax	**225.9**	**61.5**	**16.7**	**(0.6)**	**(68.1)**	**235.4**
Balance sheet information						
Total assets	1,360.9	127.1	95.8	18.9	104.8	1,707.5
Total liabilities	(54.7)	(26.6)	(4.4)	(0.5)	(1,430.8)	(1,517.0)
Investment in associates	–	–	–	–	5.3	5.3
Capital additions	52.5	9.1	9.1	–	1.0	71.7
Included within Total assets:						
Goodwill	681.0	97.2	80.4	7.1	–	865.7
Other intangibles with indefinite lives	454.7	–	–	–	–	454.7

The Retail distribution channel comprises all activity undertaken in LBOs including gaming machines. Other activities include on-course betting and greyhound stadia operations.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include corporation and deferred tax, net borrowings, and pension liability as well as any assets and liabilities that cannot be allocated to a particular channel other than on an arbitrary basis.

There are no inter-segmental sales within the Group.

In accordance with IAS 14 'Segment Reporting', segment information by geographical location is not presented as the Group's revenue and profits arise primarily from customers in the United Kingdom with significantly less than 10% (the minimum required by IAS 14 to necessitate disclosure) of revenue and profits generated from customers outside of this jurisdiction. Similarly, only a small portion of the Group's net assets is located outside of the United Kingdom.

3. Exceptional items

Exceptional items are those items the Group considers to be one-off or material in nature that should be brought to the reader's attention, in understanding the Group's financial performance.

Exceptional items are as follows:

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Impairment of assets in relation to termination of NextGen prgramme[1]	**(20.9)**	–
Sale and leaseback of LBO properties[2]	**6.7**	–
	(14.2)	–

1 In November 2007 the Board of directors instigated a review of the NextGen programme. As a result of the review the programme was terminated. This decision resulted in an impairment charge of £20.9m. The charge consists of £20.5m internally developed software, and £0.4m computer hardware equipment. Further details are given in the OFR on page 7.

2 Income arose from the sale and leaseback of 24 LBO properties and is shown net of costs.

3. Exceptional items (continued)

Exceptional tax (charges)/credit are as follows:

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Deferred tax charge on held over capital gain on sale and leaseback of LBO's	**(1.4)**	–
Tax relief expected in respect of assets impaired	**5.9**	–
	4.5	–

4. Share of results of associates and joint ventures

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Share of profit after taxation in associated undertakings	**3.3**	3.6
Share of loss after taxation in joint ventures	**(2.6)**	–
	0.7	3.6

The above represents the Group's share of the operating profit of Satellite Information Services (Holdings) Limited (SIS) and the Group's joint ventures in Italy and Spain with Codere, further details of which are given in note 15.

5. Operating profit

Operating profit has been arrived at after charging:

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Net foreign exchange losses/(gains)	**0.7**	(0.1)
Depreciation of property, plant and equipment	**27.8**	27.1
Depreciation of software	**8.1**	2.7
Impairment of intangible assets (note 3)	**20.9**	–
Staff costs (note 6)	**231.8**	214.1

In accordance with Statutory Instrument 2005 No. 2417, fees payable to Deloitte & Touche LLP and their associates are shown below:

	Category[1]	**53 weeks ended 1 January 2008 £m**	52 weeks ended 26 December 2006 £m
Fees payable to the Company's auditor for the audit of the Company's annual accounts		**0.2**	0.2
Fees payable to the Company's auditor and its associates for other services:			
The audit of the Company's subsidiaries, pursuant to legislation	1	**0.1**	0.1
Tax services	3	**0.6**	0.4
Total fees payable to Deloitte & Touche LLP		**0.9**	0.7

1 Fees are broken down by category in accordance with Statutory Instrument 2005 No.2417, The Companies (Disclosure of Auditor Remunerations) 2005 Schedule 2 Regulation 4(3) Costs.

Notes to the Group Financial Statements

for the 53 weeks ended 1 January 2008

5. Operating profit (continued)

Deloitte & Touche LLP does not provide services for the Group's pension schemes.

The audit fees payable to Deloitte & Touche LLP are reviewed by the Audit Committee to ensure such fees are competitive. The Committee sets the policy for awarding non-audit work to the auditors and reviews the nature and extent of such work and related fees in order to ensure that independence is maintained. The fees disclosed above consolidate all payments made to Deloitte & Touche LLP by the Company and its subsidiaries.

6. Staff costs

The average monthly number of persons employed, including directors, during the period was 14,629 (52 weeks ended 26 December 2006 - 13,952) all of whom are engaged in the administration and provision of betting and gaming services and the operation of stadia. Their aggregate remuneration comprised:

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Wages and salaries	**218.8**	204.7
Social security costs	**18.9**	17.4
Other pension net gains (note 35)	**(5.9)**	(8.0)
	231.8	214.1

Included in Other pension net gains is £12.9m relating to actuarial gains (52 weeks ended 26 December 2006 - £16.7m), which have been credited to the Statement of Recognised Income and Expense.

7. Investment income

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Interest on bank deposits	**4.0**	2.9
Fair value gains on interest rate swaps transferred from equity for cash flow hedges of floating rate debt	**7.6**	–
Expected return on pension scheme assets (note 35)	**12.7**	10.1
	24.3	13.0

8. Finance costs

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Interest payable and similar charges:		
Bank loans and overdrafts	**74.4**	57.8
Amortisation of finance costs	**1.5**	1.3
Net interest payable	**75.9**	59.1
Interest on pension scheme liabilities (note 35)	**11.7**	10.7
	87.6	69.8

9. Tax on profit on ordinary activities

The tax charge comprises:

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Current tax:		
UK corporation tax at 30%	**61.6**	66.5
UK corporation tax – prior periods	**(4.7)**	(6.4)
Total current tax charge	**56.9**	60.1
Deferred tax:		
Origination and reversal of timing differences	**1.4**	5.1
Impact from changes in statutory tax rates	**(11.3)**	–
Adjustment in respect of prior years	**4.8**	3.4
Total deferred tax (credit)/charge	**(5.1)**	8.5
Total tax on profit on ordinary activities	**51.8**	68.6

The effective tax rate in respect of ordinary activities before exceptional costs and excluding associate and joint venture income is 25.3% (52 weeks ended 26 December 2006 - 29.6%). The effective tax rate in respect of ordinary activities after exceptional items and excluding associate and joint venture income was 24.8% (52 weeks ended 26 December 2006 – 29.6%). The current period's charge is lower than the statutory rate of 30% mainly due to a reduction in mainstream corporation tax rates from 30% to 28% from 1 April 2008. This change has resulted in a deferred tax credit arising from the reduction in the balance sheet carrying value of deferred tax net liabilities to reflect the anticipated rate of tax at which those liabilities are expected to reverse.

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	53 weeks ended 1 January 2008		52 weeks ended 26 December 2006	
	£m	**%**	£m	%
Profit before tax	**209.2**		235.4	
Less: share of results of associates and joint ventures	**(0.7)**		(3.6)	
	208.5	**100.0**	231.8	100.0
Tax on Group profit at standard UK corporation tax rate of 30%	**62.6**	**30.0**	69.5	30.0
Impact of changes in statutory tax rates	**(11.3)**	**(5.4)**	–	–
Adjustment in respect of prior periods	**0.1**	**–**	(3.0)	(1.3)
Permanent differences – non deductible expenditure	**1.0**	**0.5**	2.1	0.9
Permanent differences – non taxable income	**(0.6)**	**(0.3)**	–	–
Total tax charge	**51.8**	**24.8**	68.6	29.6

The Group earns its profits primarily in the UK, therefore the tax rate used for tax on profit on ordinary activities is the standard rate for UK corporation tax, currently 30%.

Notes to the Group Financial Statements

for the 53 weeks ended 1 January 2008

10. Dividends proposed and paid

	53 weeks ended 1 January 2008 Per share	52 weeks ended 26 December 2006 Per share	**53 weeks ended 1 January 2008 £m**	52 weeks ended 26 December 2006 £m
Equity shares:				
– current year interim dividend paid	**7.75p**	7.25p	**27.3**	25.6
– prior year final dividend paid	**14.5p**	12.2p	**51.2**	45.3
	22.25p	19.45p	**78.5**	70.9
Proposed dividend	**15.5p**	14.5p	**53.8**	51.2

The proposed final dividend of 15.5p will, subject to shareholder approval, be paid on 5 June 2008 to all shareholders on the register on 2 May 2008. In line with the requirements of IAS 10 – 'Events after the Balance Sheet Date', this dividend has not been recognised within these results.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. As at 1 January 2008, the trust held 0.03m ordinary shares. In addition, the Company does not pay dividends on the 6.5m shares held in treasury. The Company estimates that 347.2m shares will qualify for the final dividend.

11. Earnings per share

The earnings per share figures for the respective periods are as follows:

	53 weeks ended 1 January 2008 Pence	52 weeks ended 26 December 2006 Pence
Basic – adjusted	**47.4**	45.5
Basic	**44.7**	45.5
Diluted	**44.3**	44.9

An adjusted earnings per share, based on profit for the period before exceptional items, has been presented in order to highlight the underlying performance of the Group.

The calculation of the basic and diluted earnings per share is based on the following data:

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Profit after tax for the financial period	**157.4**	166.8
Exceptional items (note 3)	**14.2**	–
Exceptional items – tax credit (note 3)	**(4.5)**	–
Profit after tax for the financial period before exceptional items	**167.1**	166.8

11. Earnings per share (continued)

	53 weeks ended 1 January 2008 Number (m)	52 weeks ended 26 December 2006 Number (m)
Weighted average number of ordinary shares for the purposes of basic earnings per share	**352.2**	366.7
Effect of dilutive potential ordinary shares:		
Employee share awards and options	**3.4**	4.7
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**355.6**	371.4

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares by 7.9m in the 53 weeks ended 1 January 2008 (52 weeks ended 26 December 2006 – 10.4m).

12. Intangible assets

	Goodwill £m	Licence value £m	Computer software £m	Total £m
Cost:				
At 28 December 2005	865.7	452.8	18.5	1,337.0
Additions	–	1.9	10.8	12.7
At 27 December 2006	865.7	454.7	29.3	1,349.7
Additions	-	5.3	15.8	21.1
Acquired on acquisition of subsidiary	6.8	23.9	–	30.7
Exceptional impairment write-down (note 3)	–	–	(26.7)	(26.7)
At 1 January 2008	872.5	483.9	18.4	1,374.8
Accumulated amortisation:				
At 28 December 2005	–	–	4.3	4.3
Charge for the period	–	–	2.7	2.7
At 27 December 2006	–	–	7.0	7.0
Charge for the period	–	–	8.1	8.1
Exceptional impairment write-down (note 3)	–	–	(6.2)	(6.2)
At 1 January 2008	–	–	8.9	8.9
Net book value:				
At 1 January 2008	**872.5**	**483.9**	**9.5**	**1,365.9**
At 26 December 2006	865.7	454.7	22.3	1,342.7

The amortisation period for the Group's computer software is between three and ten years. The use of a ten-year life in respect of some of the software is supported by warranties written into the relevant software supply contract.

Licences are judged to have an indefinite life and are accordingly not amortised but are subject to annual impairment reviews. The directors consider that the Group's licences have an indefinite life due to: the fact that the Group is a significant operator in a well established market; the proven and sustained demand for bookmaking services; and the Group's track record of successfully renewing its betting permits and licences.

As stated in the Statement of Group Accounting Policies, the Group performs an annual impairment review for goodwill and other intangible assets with indefinite lives, by comparing the carrying amount of these assets with their recoverable amount. Testing is carried out by allocating the carrying value of these assets to group's of cash generating units (CGU's). The recoverable amounts of the CGU's are determined by value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates, and growth rates. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The Group prepares cash flow forecasts using the future period's budget, which are then extrapolated by a growth rate.

The discount rate applied to the future cash flows of a CGU is 10.8% (2006: 10.7%) and cash flows beyond the budget period are extrapolated using a 2.4% growth rate (2006: 2.4%).

Notes to the Group Financial Statements

for the 53 weeks ended 1 January 2008

13. Property, plant and equipment

	Land and buildings £m	Fixtures, fittings and equipment £m	Motor vehicles £m	Total £m
Cost:				
At 28 December 2005	200.4	109.6	4.4	314.4
Additions	37.2	21.8	1.9	60.9
Disposals	(5.1)	(1.1)	(1.1)	(7.3)
At 27 December 2006	232.5	130.3	5.2	368.0
Additions	37.9	0.9	0.9	39.7
Acquisition of subsidiary undertaking	0.6	0.8	-	1.4
Disposals	(8.6)	–	(0.6)	(9.2)
Exceptional impairment write down (note 3)	-	(0.5)	-	(0.5)
At 1 January 2008	262.4	131.5	5.5	399.4
Accumulated depreciation:				
At 28 December 2005	62.8	74.6	2.5	139.9
Charge for the period	15.8	10.3	1.0	27.1
Disposals	(4.4)	(0.6)	(1.0)	(6.0)
At 27 December 2006	74.2	84.3	2.5	161.0
Charge for the period	18.3	8.4	1.1	27.8
Acquisition of subsidiary undertaking	0.4	0.5	-	0.9
Disposals	(4.3)	–	(0.6)	(4.9)
Exceptional impairment write down (note 3)	–	(0.1)	–	(0.1)
At 1 January 2008	88.6	93.1	3.0	184.7
Net book value:				
At 1 January 2008	**173.8**	**38.4**	**2.5**	**214.7**
At 26 December 2006	158.3	46.0	2.7	207.0

The net book value of land and buildings comprises:

	1 January 2008 £m	26 December 2006 £m
Freehold	**47.6**	50.3
Long leasehold	**8.0**	8.0
Short leasehold	**118.2**	100.0
	173.8	158.3

Out of the total net book value of land and buildings, £2.5m (26 December 2006 - £3.6m) relates to administration buildings and the remainder represents licensed betting offices. The gross value of assets on which depreciation is not provided amounts to £7.1m representing freehold land (26 December 2006 - £7.8m).

The carrying amount of the Group's fixtures, fittings and equipment includes an amount of £1.8m (26 December 2006 - £2.1m) in respect of assets held under finance leases.

At 1 January 2008, the Group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to £20.2m (26 December 2006 - £13.3m).

14. Subsidiaries

The principal subsidiaries of the Company, their country of incorporation, ownership of their share capital and the nature of their trade are listed below:

	Country of incorporation	Proportion of all classes of issued share capital owned by the Company	Nature of trade
Directly owned:			
William Hill Holdings Limited	Great Britain	100%	Holding company
Held through intermediate companies:			
William Hill Investments Limited	Great Britain	100%	Holding company
Will Hill Limited	Great Britain	100%	Holding company
Windsors (Sporting Investments) Limited	Great Britain	100%	Holding company
Camec Limited	Great Britain	100%	Betting services
William Hill Organization Limited	Great Britain	100%	Betting services
William Hill (Course) Limited	Great Britain	100%	Betting services
William Hill Credit Limited	Great Britain	100%	Betting services
William Hill (North Eastern) Limited	Great Britain	100%	Betting services
William Hill (North Western) Limited	Great Britain	100%	Betting services
William Hill (Southern) Limited	Great Britain	100%	Betting services
William Hill (Football) Limited	Great Britain	100%	Betting services
William Hill (Strathclyde) Limited	Great Britain	100%	Betting services
William Hill (Caledonian) Limited	Great Britain	100%	Betting services
William Hill (Grampian) Limited	Great Britain	100%	Betting services
William Hill (London) Limited	Great Britain	100%	Betting services
William Hill (Midlands) Limited	Great Britain	100%	Betting services
William Hill (Scotland) Limited	Great Britain	100%	Betting services
William Hill (Western) Limited	Great Britain	100%	Betting services
William Hill (Essex) Limited	Great Britain	100%	Betting services
Camec (Provincial) Limited	Great Britain	100%	Betting services
Camec (Scotland) Limited	Great Britain	100%	Betting services
Camec (Southern) Limited	Great Britain	100%	Betting services
Laystall Limited	Great Britain	100%	Betting services
Brooke Bookmakers Limited	Great Britain	100%	Betting services
James Lane Group Limited	Great Britain	100%	Betting services
Arena Racing Limited	Great Britain	100%	Betting services
Transdawn Limited	Great Britain	100%	Betting services
Willstan Racing Limited	Great Britain	100%	Betting services
T.H. Jennings (Harlow Pools) Limited	Great Britain	100%	Betting services
Eclipse Bookmakers Limited	Great Britain	100%	Betting services
Willstan Racing (Ireland) Limited	Republic of Ireland	100%	Betting services
Willstan Limited	Northern Ireland	100%	Betting services
BJ O'Connor Limited	Jersey	100%	Betting services
Willstan (IOM) Limited	Isle Of Man	100%	Betting services
The Regal Sunderland Stadium Limited	Great Britain	100%	Stadium operation
Team Greyhounds (Brough Park) Limited	Great Britain	100%	Stadium operation
William Hill Casino NV	Netherland Antilles	100%	On-line casino
William Hill Online NV	Netherland Antilles	100%	On-line casino
William Hill (Gibraltar) Limited	Gibraltar	100%	On-line casino
William Hill (Malta) Limited	Malta	100%	On-line casino

The proportion of voting rights held is the same as the proportion of shares held.

Notes to the Group Financial Statements

for the 53 weeks ended 1 January 2008

15. Interests in associates and joint ventures

The Group uses the equity method of accounting for associates and joint ventures. The following table shows the aggregate movement in the Group's investment in associates and joint ventures.

	Joint ventures £m	Associate £m	Total £m
At 28 December 2005	–	3.4	3.4
Share of profit before taxation	–	5.2	5.2
Share of interest	–	0.1	0.1
Share of taxation	–	(1.7)	(1.7)
Change in net assets due to share repurchase	–	(1.7)	(1.7)
At 27 December 2006	–	5.3	5.3
Additions	8.7	–	8.7
Share of (loss)/profit before taxation	(2.6)	4.5	1.9
Share of interest	–	0.3	0.3
Share of taxation	–	(1.5)	(1.5)
Disposal of shares	–	(0.1)	(0.1)
Dividend paid	–	(1.9)	(1.9)
At 1 January 2008	**6.1**	**6.6**	**12.7**

Associates

At 1 January 2008 William Hill Organization Limited, a principal subsidiary of the Company, held an investment of 19.5% (26 December 2006 – 20.95%) of the ordinary share capital of Satellite Information Services (Holdings) Limited (SIS), a company incorporated in Great Britain. William Hill Organization Limited's shareholding has decreased in the period from 20.95% to 19.5% due to the sale of shares to a third party. The investment has still been accounted for as an associated undertaking using the equity method as following the disposal, the Group is still able to exert significant influence over SIS, by way of its 19.5% holding and seat on the Board of directors. The change in the Group's share of its net assets is shown above.

The SIS group of companies provides real time pre-event information and results, as well as live coverage of horse racing, greyhound racing and certain numbers draws, via satellite. The statutory financial statements of SIS are prepared to the year ending 31 March. The consolidated figures above are based on management accounts for the calendar year 2007.

Goodwill relating to the acquisition of shares in SIS of £24m was fully provided against in 1999 to recognise an impairment in the carrying value. The following financial information relates to SIS:

	1 January 2008 £m	26 December 2006 £m
Total assets	**67.7**	58.5
Total liabilities	**(33.9)**	(32.8)
Total revenue	**146.8**	144.9
Total profit after tax	**16.6**	16.3

William Hill Organization Limited also holds directly or indirectly 33% of the entire share capital of Lucky Choice Limited and of 49's Limited. These companies were formed for the purpose of promoting and publicising certain numbers betting formats. In the opinion of the directors, the results of these companies are not material to the results of the Group. Consequently, the investments have been stated at cost and have not been accounted for under the equity method, which would normally be appropriate for an associated undertaking.

15. Interests in associates and joint ventures (continued)

Joint Ventures

	Country of incorporation	Proportion of all classes of issued share capital owned by the Company	Nature of trade
Codere Apuestas SA	Spain	50%	Betting Services
Codere Apuestas Espana SL	Spain	50%	Betting Services
William Hill Codere Italia SRL	Italy	50%	Betting Services
Garaipen Victoria Apustuak SL	Spain	33⅓%	Betting Services

During the period the Group has entered into joint ventures with Codere in Spain and Italy as above. The following information relates to the joint ventures with Codere:

	1 January 2008 £m	26 December 2006 £m
Total assets	**22.4**	–
Total liabilities	**(9.9)**	–
Total revenue	**–**	–
Total loss after tax	**(5.2)**	–

16. Inventories

	1 January 2008 £m	26 December 2006 £m
Raw materials, consumables and bar stocks	**0.6**	0.5

17. Other financial assets

Trade and other receivables

Trade and other receivables comprise:

	1 January 2008 £m	26 December 2006 £m
Trade debtors	**5.4**	3.5
Other debtors	**0.4**	0.5
Prepayments	**26.5**	26.4
	32.3	30.4

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term bank deposits held by the Group with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

Credit risk

The Group's principal financial assets are bank balances and cash and trade and other receivables, which represent the Group's maximum exposure to credit risk in relation to financial assets. The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

Notes to the Group Financial Statements

for the 53 weeks ended 1 January 2008

18. Trade and other payables

Trade and other payables comprise:

	1 January 2008 £m	26 December 2006 £m
Trade creditors	**41.6**	37.4
Other creditors	**5.7**	4.9
Accruals and deferred income	**43.5**	66.3
	90.8	108.6

The average credit period taken for trade purchases is 15 days (26 December 2006 – 19 days).

The directors consider that the carrying amount of trade payables approximates to their fair value.

Included in trade creditors is an amount of £20.8m (26 December 2006 - £18.7m) in respect of amounts due to clients, representing deposits received and customer winnings. This is offset by an equivalent amount of client funds held, which is included in cash and cash equivalents.

19. Borrowings

	1 January 2008 £m	26 December 2006 £m
Due in less than one year:		
Obligations under finance leases (note 20)	**1.2**	0.9
Due in more than one year:		
Obligations under finance leases (note 20)	**0.6**	1.2
Bank loans (note 21)	**1,151.5**	1,140.0
	1,152.1	1,141.2
Total borrowings	**1,153.3**	1,142.1

20. Obligations under finance leases

Future minimum lease payments under finance leases, together with the present value of the net minimum lease payments are as follows:

	Minimum lease payments lease payments		Present value of minimum lease payments	
	1 January 2008 £m	26 December 2006 £m	1 January 2008 £m	26 December 2006 £m
Amounts payable under finance leases:				
Within one year	**1.2**	0.9	**1.2**	0.9
In the second to fifth years inclusive	**0.7**	1.3	**0.6**	1.2
After five years	**–**	–	**–**	–
	1.9	2.2	**1.8**	2.1
Less: future finance charges	**(0.1)**	(0.1)	**–**	–
Present value of lease obligations	**1.8**	2.1	**1.8**	2.1
Less: amounts due within one year	**(1.2)**	(0.9)	**(1.2)**	(0.9)
Amounts due after more than one year	**0.6**	1.2	**0.6**	1.2

20. Obligations under finance leases (continued)

The Group has finance leases for various items of plant, equipment, fixtures and fittings. The interest rate inherent in the leases is fixed at the contract date for all of the lease term. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. The average effective interest rate contracted approximates 4.6% (52 weeks ended 26 December 2006 – 4.6%) per annum.

The fair value of the Group's lease obligations approximate to their carrying value.

21. Bank overdrafts and loans

	1 January 2008 £m	26 December 2006 £m
Bank loans	**1,155.0**	1,145.0
The borrowings are repayable as follows:		
On demand or within one year	**-**	–
In the second year	**-**	–
In the third to fifth years inclusive	**1,155.0**	1,145.0
	1,155.0	1,145.0
Less: expenses relating to loan	**(3.5)**	(5.0)
	1,151.5	1,140.0
Less: amount due for settlement within 12 months (shown under current liabilities)	**-**	–
Amount due for settlement after 12 months	**1,151.5**	1,140.0

Bank loans

	53 weeks ended 1 January 2008 %	52 weeks ended 26 December 2006 %
The weighted average interest rates paid were as follows:		
Bank loans	**6.6**	5.4

At 1 January 2008, the Group had total bank facilities of £1,450m available to it under two facility agreements. The first facility is for a total commitment of £1,200m, and is split into two tranches:

- Tranche A comprising a term loan of £600m repayable on 1 March 2010; and
- Tranche B comprising a revolving facility of £600m available until 1 March 2010.

The second facility agreement is for a term loan of £250m, which is repayable on 30 July 2011.

Mandatory repayments are required to be made under the terms of both sets of loan documentation, including, but not limited to, the net proceeds of certain asset sales. The maturity profile above is analysed on the basis of calendar years from the balance sheet date.

The borrowings drawn down under the £1,200m facility agreement bear interest at a variable margin of between 0.4% and 0.75% above LIBOR, dependent on certain financial ratios. The applicable margin at 1 January 2008 was 0.525%.

A commitment fee of 37.5% of the applicable margin is payable on the undrawn element of the revolving facility. The revolving facility drawn down at 1 January 2008 was £305m (26 December 2006 - £295m).

The £250m borrowings under the second facility agreement bear interest at a fixed margin of 0.90% above LIBOR.

The facility agreements are secured by guarantees given by the Company and certain of its subsidiaries.

Notes to the Group Financial Statements

for the 53 weeks ended 1 January 2008

21. Bank overdrafts and loans (continued)

Overdraft facility

At 1 January 2008, the Group had an overdraft facility with National Westminster Bank plc of £5.0m (26 December 2006 - £5.0m). The balance on this facility at 1 January 2008 was £nil (26 December 2006 – £nil).

Fair value of loans and facilities

It is the directors' opinion that due to the Group's borrowings being subject to floating interest rates and the proven cash generation capability of the Group, there is no significant difference between book and fair value of the Group's bank facilities and other borrowings.

22. Derivatives and other financial instruments

	1 January 2008 £m	26 December 2006 £m
Antepost bets	**(4.7)**	(5.6)
Amortised cost of swaps and collars	**1.0**	1.0
Unrecognised value of swaps and collars	**4.2**	13.4
	0.5	8.8

The above table, analysing the different types of derivative financial instruments, has offset the assets and liabilities. The following is the analysis of the derivative financial instruments (after offset) for financial reporting purposes:

	1 January 2008 £m	26 December 2006 £m
Derivative financial instruments – assets	**5.2**	14.4
Derivative financial instruments – liabilities	**(4.7)**	(5.6)
	0.5	8.8

Antepost bets

Antepost bets are a liability arising from an open position at the balance sheet date in accordance with the Group's accounting policy note for derivative financial instruments.

Interest rate hedging arrangements

The Group uses interest rate swaps and collars to manage its exposure to interest rate movements on its bank borrowings.

The Group has entered into a number of interest rate swap arrangements as at 1 January 2008 under which the LIBOR element of the interest payable is swapped for fixed rate payments. The notional principal hedged under these swaps varies between £455m and £100m over the period to 31 December 2012. At 1 January 2008 the notional principal hedged under these arrangements was £455m. The fixed interest rate under the swaps varies from 4.4% to 5.34%.

In addition the Group has also entered into interest rate collars arrangements expiring between 31 December 2009 and 31 December 2012 under which the floating LIBOR rate is capped at rates between 4.75% and 5.5% with floors of between 3.75% and 4.50%. The notional principal amount hedged under these arrangements varies between £460m and £100m over the period to 31 December 2012. At 1 January 2008 the notional principal amount under the Group's interest rate collars was £460m.

The fair value of swaps and collars entered into at 1 January 2008 is estimated as an asset of £5.2m (26 December 2006 asset – £14.4m). Derivative pricing models have been used to calculate these fair values. All of these interest rate swaps are designated and effective as cash flow hedges and the fair value thereof has been deferred in equity. An amount of £7.6m (52 weeks ended 26 December 2006 – (£0.7m)) has been received in respect of hedged interest payments received/(made) in the period.

Currency risk

The main functional currency of the Group is sterling. A number of transactions are conducted in other currencies which give rise to monetary assets and liabilities denominated in other currencies. None of these currency amounts are considered material enough to disclose separately.

22. Derivatives and other financial instruments (continued)

Net foreign currency monetary assets/(liabilities) at 1 January 2008:

	Net foreign currency assets/(liabilities)		
	Sterling £m	**Other currencies £m**	**Total £m**
Functional currency:			
Sterling	–	(2.3)	(2.3)
Other currencies	0.1	–	0.1
	0.1	(2.3)	(2.2)

Net foreign currency monetary liabilities at 26 December 2006:

	Net foreign currency liabilities		
	Sterling £m	Other currencies £m	Total £m
Functional currency:			
Sterling	–	(2.1)	(2.1)
Other currencies	(0.1)	–	(0.1)
	(0.1)	(2.1)	(2.2)

23. Deferred tax

The following are the major deferred tax (liabilities) and assets recognised by the Group and movements thereon during the current and prior period:

	At 27 December 2006 £m	**Acquired during period £m**	**Rate change credited to income £m**	**Amount credited/ (charged) to income £m**	**Amount credited/ (charged) to statement of recognised income and expenses £m**	**At 1 January 2008 £m**
Accelerated capital allowances	(13.4)	–	0.4	7.1	–	**(5.9)**
Held over gains	–	–	0.3	(6.3)	–	**(6.0)**
Retirement benefit obligations	7.5	–	–	(2.5)	(4.1)	**0.9**
Licences	(135.1)	(6.8)	9.0	–	–	**(132.9)**
Share remuneration	1.0	–	–	–	–	**1.0**
Derivatives	(4.0)	–	–	–	2.8	**(1.2)**
Properties acquired via business combinations	(16.8)	–	1.6	(4.5)	–	**(19.7)**
	(160.8)	(6.8)	11.3	(6.2)	(1.3)	**(163.8)**

Notes to the Group Financial Statements

for the 53 weeks ended 1 January 2008

23. Deferred tax (continued)

	At 28 December 2005 £m	Acquired during period £m	Rate change credited to income £m	Amount credited/ (charged) to income £m	Amount charged to statement of recognised income and expenses £m	At 26 December 2006 £m
Accelerated capital allowances	(7.2)	–	–	(6.2)	–	(13.4)
Retirement benefit obligations	14.8	–	–	(2.3)	(5.0)	7.5
Licences	(135.1)	–	–	–	–	(135.1)
Share remuneration	1.6	–	–	(0.6)	–	1.0
Derivatives	0.5	–	–	–	(4.5)	(4.0)
Tax losses	0.6	–	–	(0.6)	–	–
Properties acquired via business combinations	(18.0)	–	–	1.2	–	(16.8)
	(142.8)	–	–	(8.5)	(9.5)	(160.8)

The rate of UK corporation tax that will be applicable in April 2008 of 28% (52 weeks ended 26 December 2006 – 30%) has been used to calculate the amount of deferred tax.

Certain deferred tax assets and liabilities have been offset in the above analysis. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	1 January 2008 £m	26 December 2006 £m
Deferred tax liabilities	**(165.7)**	(169.3)
Deferred tax assets	**1.9**	8.5
	(163.8)	(160.8)

24. Called-up share capital

	1 January 2008		26 December 2006	
	Number of shares	**£m**	Number of shares	£m
Authorised - ordinary shares of 10p each	**800,000,000**	**80.0**	800,000,000	80.0
Called-up, allotted and fully paid – ordinary shares of 10p each:				
At start of period	**361,631,253**	**36.2**	390,738,991	39.1
Shares cancelled	**(7,912,494)**	**(0.8)**	(29,107,738)	(2.9)
At end of period	**353,718,759**	**35.4**	361,631,253	36.2

The shares were cancelled during the period as part of the Company's share buyback programme.

The Company has one class of ordinary shares, which carry no right to fixed income.

25. Share premium

	£m
At 28 December 2005 and 27 December 2006	311.3
Share premium cancelled	(311.3)
At 1 January 2008	**–**

The share premium reserve records the excess of the cash actually received on the issue of shares over the nominal amount of the share capital issued. On 20 June 2007 the High Court of Justice confirmed the reduction in share premium, allowing its transfer to retained earnings.

26. Capital redemption reserve

	£m
At 28 December 2005	3.1
Shares cancelled (note 24)	2.9
At 27 December 2006	6.0
Shares cancelled (note 24)	0.8
At 1 January 2008	**6.8**

The capital redemption reserve arose on the cancellation of previously issued shares and represents the nominal value of those shares cancelled.

27. Merger reserve

	£m
At 28 December 2005, 27 December 2006 and 1 January 2008	**(26.1)**

The merger reserve arose following a group reorganisation in 2002 in preparation for the flotation of the Company.

28. Own shares

	£m
At 28 December 2005	(57.5)
Transfer of own shares to recipients	10.6
At 27 December 2006	(46.9)
Transfer of own shares to recipients	12.5
At 1 January 2008	**(34.4)**

Own shares held at 1 January 2008 amounting to £34.4m comprise 6.5m shares (nominal value – £0.6m) held in treasury purchased for £34.4m and 0.003m shares (nominal value – £0.003m) held in The William Hill Holdings 2001 Employee Benefit Trust purchased for £0.004m. The shares held in treasury were purchased at a weighted average price of £5.32. At 1 January 2008 the total market value of own shares held in treasury and in the Trust was £34.0m.

Notes to the Group Financial Statements

for the 53 weeks ended 1 January 2008

29. Hedging and translation reserves

	Hedging reserve £m	Translation reserve £m	Total £m
At 28 December 2005	(1.1)	–	(1.1)
Change in fair value of hedging derivatives	14.3	–	14.3
Transfer to income	0.7	–	0.7
Deferred tax arising	(4.5)	–	(4.5)
At 27 December 2006	9.4	–	9.4
Change in fair value of hedging derivatives	(1.6)	–	(1.6)
Transfer to income	(7.6)	–	(7.6)
Deferred tax arising	2.8	–	2.8
Exchange differences on translation of overseas operations	–	0.2	0.2
At 1 January 2008	**3.0**	**0.2**	**3.2**

The hedging reserve records the movements on derivative fair values, where movements on the fair value of those derivatives have qualified to be deferred to equity. The translation reserve records the movement of the fair value of overseas subsidiaries as a result of changes in the exchange rate.

30. Retained earnings

	£m
At 28 December 2005	(20.2)
Dividends paid (note 10)	(70.9)
Net profit for the period	166.8
Actuarial gain recognised in the pension scheme	16.7
Deferred tax arising thereon	(5.0)
Shares purchased and cancelled	(178.4)
Expense recognised in respect of share remuneration	3.0
SIS share buyback	(1.7)
Movements on reserves due to transfer of own shares to recipients	(9.7)
At 27 December 2006	(99.4)
Dividends paid (note 10)	(78.5)
Net profit for the period	157.4
Actuarial gain recognised in the pension scheme	12.9
Deferred tax arising thereon	(4.0)
Shares purchased and cancelled	(46.0)
Expense recognised in respect of share remuneration	2.6
Cancellation of share premium (note 25)	311.3
Movements on reserves due to transfer of own shares to recipients	(8.1)
At 1 January 2008	**248.2**

31. Acquisitions

During the period the Group acquired 2 small chains of bookmakers, details of which are given below:

T.H Jennings (Harlow Pools) Limited

On 10 January 2007, the Group acquired all of the issued share capital of T.H Jennings (Harlow Pools) Limited ('Jennings') for total cash consideration of £21.5m including costs of £0.3m. The capitalised goodwill on this transaction was £5.8m. Jennings contributed £6.3m revenue and £1.9m to the Group's profit before taxation for the period between 11 January 2007 and 1 January 2008.

Eclipse Bookmakers Limited

On 25 January 2007, the Group acquired all of the issued share capital of Eclipse Bookmakers Limited ('Eclipse') for total cash consideration of £3.2m including costs of £0.1m. The capitalised goodwill on this transaction was £1.0m. Eclipse contributed £1.3m revenue and £0.2m to the Group's profit before taxation for the period between 26 January 2007 and 1 January 2008.

Both transactions have been accounted for by the purchase method of accounting. The goodwill arising on these transactions is subject to an annual impairment review in accordance with IAS 36 'Impairment of assets'. The following table sets out the book values of the identifiable assets and liabilities acquired during the period and their fair value to the Group:

	Book values			Fair value	Fair value
	Jennings £m	Eclipse £m	Total £m	adjustments £m	to Group £m
Non-current assets					
Intangible assets	0.3	-	0.3	23.6	23.9
Property, plant & equipment	0.5	0.1	0.6	(0.1)	0.5
Deferred tax assets	0.2	–	0.2	–	0.2
Current assets					
Trade and other receivables	2.8	0.1	2.9	–	2.9
Cash	0.1	–	0.1	–	0.1
Total assets	**3.9**	**0.2**	**4.1**	**23.5**	**27.6**
Current liabilities					
Trade and other payables	(2.6)	(0.3)	(2.9)	-	(2.9)
Non-current liabilities					
Deferred tax liabilities	–	–	–	(6.8)	(6.8)
Total liabilities	**(2.6)**	**(0.3)**	**(2.9)**	**(6.8)**	**(9.7)**
Net assets acquired	**1.3**	**(0.1)**	**1.2**	**16.7**	**17.9**
Goodwill arising					6.8
Total consideration					24.7
Satisfied by:					
Cash consideration					23.6
Retention creditor					1.1
Total consideration					24.7
Net cash outflows in respect of these acquisitions comprised:					
Cash consideration					(23.6)
Bank loans, cash at bank and in hand acquired					(1.6)
					(25.2)

Notes to the Group Financial Statements

for the 53 weeks ended 1 January 2008

32. Notes to the cash flow statement

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Operating profit before exceptional items	**286.7**	292.2
Adjustments for:		
Share of result of associates and joint ventures	**(0.7)**	(3.6)
Depreciation of property, plant and equipment	**27.8**	27.1
Depreciation of computer software	**8.1**	2.7
Loss/(gain) on disposal of property, plant and equipment	**0.4**	(0.5)
Gain on disposal of LBOs and administration buildings	**(5.1)**	(4.0)
Gain on disposal of SIS shares	**(1.7)**	-
Cost charged in respect of share remuneration	**2.6**	3.0
Defined benefit pension cost less cash contributions	**(7.9)**	(8.1)
Foreign exchange reserve movement	**0.2**	-
Movement on financial derivatives	**(0.9)**	-
Movement in provisions	**-**	(7.5)
Operating cash flows before movements in working capital:	**309.5**	301.3
Increase in inventories	**(0.1)**	(0.1)
Decrease/(increase) in receivables	**0.2**	(11.0)
Increase in payables	**1.1**	23.7
Cash generated by operations	**310.7**	313.9
Income taxes paid	**(71.8)**	(53.9)
Interest paid	**(89.3)**	(55.4)
Net cash from operating activities	**149.6**	204.6

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

33. Operating lease arrangements

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Minimum lease payments under operating leases recognised as an expense in the year:		
- plant & machinery	**3.3**	3.6
- other (including land and buildings)	**43.6**	37.5
	46.9	41.1

33. Operating lease arrangements (continued)

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	1 January 2008 £m	26 December 2006 £m
Within one year	**38.6**	36.1
In the second to fifth years inclusive	**127.7**	123.2
After five years	**190.8**	175.3
	357.1	334.6

Operating lease payments represent rentals payable by the Group for certain of its LBO, office properties and amounts payable for the use of certain office and computer equipment.

34. Share-based payments

The Group had the following share-based payment schemes in operation during the period, all of which will be settled by equity:

(a) Performance Share Plan (PSP), Long Term Incentive Plan (LTIP) and Executive Bonus Matching Scheme (EBMS) encompassing awards made in the five years from 2003 to 2007;

(b) Save As You Earn share option scheme involving options granted after 7 November 2002 (SAYE) encompassing grants made in the five years from 2003 to 2007;

(c) Executive Director Incentive Plan (EDIP); and

(d) Save As You Earn share option schemes involving options granted before 7 November 2002 (2002 SAYE) encompassing a grant made in 2002.

Details of these schemes are provided on pages 17 and 18 in the Directors' Remuneration Report.

In accordance with the transition provisions included in IFRS 2, the Group has recognised an expense in respect of all grants after 7 November 2002 that were unvested as of 1 January 2005. In the context of the Group's schemes, this includes items (a) and (b) above. The total expense recognised (excluding employers' National Insurance costs) in respect of these schemes was £2.6m in the 53 weeks ended 1 January 2008 (52 weeks ended 26 December 2006 – £3.0m).

(a) Performance Share Plan (PSP), Long Term Incentive Plan (LTIP) and Executive Bonus Matching Scheme (EBMS)

The PSP and EBMS provides conditional awards of shares dependent on the Group's earnings per share growth and Total Shareholder Return (TSR) performance over a three-year period as well as continued employment of the individual at the date of vesting (awards are usually forfeited if the employee leaves the Group voluntarily before the awards vest). The LTIP provides conditional awards of shares dependent exclusively on the Group's TSR performance over a three-year period and continued employment of the individual at the date of vesting. In the case of both plans, if the options remain unexercised after a period of ten years from the date of grant, the option lapses.

	1 January 2008 Number	26 December 2006 Number
Outstanding at beginning of the period	**4,052,109**	4,735,863
Granted during the period	**516,084**	1,265,153
Forfeited during the period	**(1,312,280)**	(752,720)
Exercised during the period	**(167,986)**	(1,196,187)
Outstanding at the end of the period	**3,087,927**	4,052,109
Exercisable at the end of the period	**43,149**	135,036

As the PSP and LTIP are conditional awards of shares and therefore the recipients do not have to pay an exercise price, the shares have, in effect, a zero cost exercise price. The weighted average share price at the date of exercise for share awards exercised during the period was £6.22 (52 weeks ended 26 December 2006 – £5.86).

Notes to the Group Financial Statements

for the 53 weeks ended 1 January 2008

34. Share-based payments (continued)

The awards outstanding at 1 January 2008 had a remaining weighted average contractual life of 6.9 years (26 December 2006 – 7.8 years).

The inputs into the Black-Scholes-Merton pricing formula in respect of these awards were as follows:

	1 January 2008	26 December 2006
Weighted average share price at date of grant	**£4.53**	£4.55
Weighted average exercise price	**Nil**	Nil
Expected volatility	**27%**	28%
Expected life	**3.5 years**	3.5 years
Risk free interest rate	**4.5%**	4.4%
Expected dividend yield	**3.3%**	3.2%

Expected volatility was determined by calculating the historical volatility of the Group's shares over a period matching the option life where possible and where this is not possible (due to the fact that the Company was only listed in June 2002), historical volatility has been calculated from a period commencing on 20 September 2002, being three months after the listing of the Company, and ending on the date of grant. This ensures that the volatility calculation is not unduly affected by erratic price movements that arose immediately after flotation. The expected life of the option used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The value of the option has also been adjusted to take into account the market conditions applicable to the option (i.e. TSR requirements) by applying a discount to the option value. This discount is calculated based on an estimate of the probability of achieving the relevant condition.

The weighted average fair value of the awards granted under the PSP, LTIP and EBMS schemes at the date of grant was £2.42 per option (26 December 2006 – £2.29). The expense recognised (excluding employers' national insurance costs) in respect of relevant PSP, LTIP and EBMS schemes in the 53 weeks ended 1 January 2008 was £1.4m (52 weeks ended 26 December 2006 – £1.9m).

(b) SAYE scheme for grants made in the five years from 2003 to 2007

Options under the SAYE Share Option Scheme, which is open to all eligible employees, are based on a three, five or seven year monthly savings contract. Options under the scheme are granted with an exercise price up to 20% below the share price when the savings contract is entered into. The options remain valid for six months beyond the end of the relevant savings contract.

	1 January 2008		26 December 2006	
	Number	**Weighted average exercise price £**	Number	Weighted average exercise price £
Outstanding at beginning of the period	**2,527,698**	**3.84**	2,245,758	3.08
Granted during the period	**1,025,674**	**4.94**	1,027,302	4.60
Forfeited during the period	**(333,076)**	**(4.51)**	(291,356)	(3.79)
Exercised during the period	**(291,863)**	**(3.89)**	(454,006)	(1.83)
Outstanding at the end of the period	**2,928,433**	**4.15**	2,527,698	3.84
Exercisable at the end of the period	**–**	**–**	–	–

The exercise price for the 2003, 2004, 2005, 2006 and 2007 SAYE schemes was £1.76, £3.93, £4.57, £4.60 and £4.94 respectively.

The weighted average share price at the date of exercise for share options exercised during the period was £6.06 (52 weeks ended 26 December 2006 – £6.00). The options outstanding at 1 January 2008 had a remaining weighted average contractual life of 2.2 years (26 December 2006 – 2.6 years).

34. Share-based payments (continued)

The inputs into the Black-Scholes-Merton pricing formula in respect of these options were as follows:

	1 January 2008	26 December 2006
Weighted average share price at date of grant	**£4.89**	£4.40
Weighted average exercise price	**£3.84**	£3.42
Expected volatility	**26%**	28%
Expected life	**4.5 years**	4.6 years
Risk free interest rate	**4.7%**	4.7%
Expected dividend yield	**3.2%**	3.1%

Expected volatility was determined by calculating the historical volatility of the Group's shares over a period matching the option life where possible and where this is not possible (due to the fact that the Company was only listed in June 2002), historical volatility has been calculated from a period commencing on 20 September 2002, being three months after the listing of the Company, and ending on the date of grant. This ensures that the volatility calculation is not unduly affected by erratic price movements that arose immediately after flotation. The expected life of the option used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The weighted average fair value of the options granted under these SAYE grants at the date of grant was £1.44 per option (26 December 2006 – £1.41). The expense recognised in respect of relevant SAYE grants in the 53 weeks ended 1 January 2008 was £1.2m (52 weeks ended 26 December 2006 – £0.8m).

(c) Pre 7 November 2002 schemes

In accordance with the transition provisions included in IFRS 2, the Group has not recognised an expense in respect of all grants before 7 November 2002 that were unvested as of 1 January 2005. In the context of the Group's schemes, this includes options outstanding in relation to the EDIP and the 2002 SAYE. The EDIP was an incentive arrangement for Messrs Harding and Singer arising out of the flotation of the Group. It was structured as a zero cost option. The remaining 400,000 shares of the EDIP arrangement were exercised in the 53 weeks ended 1 January 2008.

	1 January 2008		26 December 2006	
	Number	**Weighted average exercise price £**	Number	Weighted average exercise price £
Outstanding at beginning of the period	**3,157,061**	**1.57**	4,247,399	1.26
Forfeited during the period	**(46,107)**	**(1.80)**	(108,858)	(1.80)
Exercised during the period	**(2,199,154)**	**(1.47)**	(981,480)	(0.18)
Outstanding at the end of the period	**911,800**	**1.80**	3,157,061	1.57
Exercisable at the end of the period	**–**	**–**	400,000	–

The weighted average share price at the date of exercise for share options exercised during the period was £6.12 (26 December 2006 – £6.25). The options outstanding at 1 January 2008 had a remaining weighted average contractual life of 0.7 years (26 December 2006 – 1.4 years).

Notes to the Group Financial Statements

for the 53 weeks ended 1 January 2008

35. Retirement benefit schemes

The Group operates a number of defined contribution and defined benefit pension schemes in the United Kingdom and Republic of Ireland. These schemes are operated under a single trust and assets of the schemes held separately from those of the Group in funds under the control of trustees. The respective costs of these schemes are as follows:

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Defined contribution scheme (charged to operating profit)	**1.7**	1.3
Defined benefit scheme (charged to operating profit)	**6.3**	6.8
Defined benefit scheme ((credited)/charged to other finance costs/ investment income)	**(1.0)**	0.6
Defined benefit scheme (credited to statement of recognised income and expense)	**(12.9)**	(16.7)
	(5.9)	(8.0)

Defined contribution scheme

The defined contribution scheme, to which both the Group and employees contribute to fund the benefits, is available for all eligible employees. The only obligation of the Group with respect to this scheme is to make the specified contributions.

The total cost charged to income in respect of the scheme represents contributions payable to this scheme by the Group at rates specified in the rules of the scheme. As at 1 January 2008, contributions of £nil (26 December 2006 – £nil) due in respect of the current reporting period had not been paid over to the scheme.

Defined benefit scheme

The Group also operates a defined benefit scheme for eligible employees which closed to new members in 2002. Under the scheme, employees are entitled to retirement benefits varying between 1.67% and 3.33% of final pensionable pay for each year of service on attainment of a retirement age of 63. The scheme is a funded scheme and the rate of company contributions paid during 2007 was 19.2% of members' pensionable pay. In addition, during 2007 the Group made an additional contribution of £9.4m as the third annual payment of a five-year funding plan agreed with the Trustee to remove the funding deficit disclosed at the last formal actuarial valuation at 30 September 2004. This funding plan is currently under review as part of the formal actuarial valuation, which has an effective date of 30 September 2007. This valuation is the first under new UK funding regulations and following discussions between the Trustees and the Company, will set the scheme's statutory funding objective. The general principles adopted by the Trustees for the purposes of this funding valuation are that the assumptions used, taken as a whole, will be sufficiently prudent for pensions already in payment to continue to be paid, and to reflect the commitments which will arise from members' accrued pensions right.

For the purposes of preparing the information disclosed in these accounts, a full actuarial valuation of the scheme was carried out at 30 September 2007 and updated to 1 January 2008 by a qualified independent actuary. The present value of the defined benefit obligation, the related service cost and the past service cost were measured using the projected unit credit method.

Disclosure of principal assumptions

The financial assumptions used by the actuary in determining the present value of the defined benefit scheme's liabilities were:

	1 January 2008	26 December 2006
Rate of increase of salaries	**4.25%**	4.00%
Rate of increase of pensions in payment	**3.25%**	3.00%
Discount rate	**5.60%**	5.10%
Inflation rate	**3.25%**	3.00%

In accordance with the accounting standard, the discount rate has been determined by reference to market yields at the balance sheet date on high quality fixed income investments at a term consistent with the expected duration of the liabilities. Price inflation is determined by the difference between the yields on fixed and index-linked government bonds with an adjustment to allow for differences in the demand for those bonds, which can distort this figure. The Bank of England target inflation rate has also been considered in setting this assumption. The expected rate of salary growth and pension increases are set with reference to the expected rate of inflation.

35. Retirement benefit schemes (continued)

Following recent studies, which show a faster rate of mortality improvement than had previously been expected, the mortality assumption has been updated. The current life expectancies for a male member underlying the value of the accrued liabilities are:

Life Expectancy at age 63	**1 January 2008**	26 December 2006
Member currently aged 63	**22 years**	19 years
Member currently aged 45	**23 years**	22 years

The assets in the scheme and their expected rate of return are set out in the table below. The expected rate of return is determined by taking the long term rates of return available on government and corporate bonds at the balance sheet date. The expected return on equities is calculated by applying a suitable "risk premium" to the return on government bonds having regard to historic returns and long-term future expectations.

	1 January 2008		26 December 2006	
	Expected return %	**Fair value £m**	Expected return %	Fair value £m
Equities	**6.50**	**175.4**	6.40	165.6
Corporate bonds	**5.60**	**19.7**	5.10	15.8
Gilts and cash	**4.50**	**34.1**	4.40	25.3
Total market value of assets		**229.2**		206.7
Present value of scheme liabilities		**(232.5)**		(231.8)
Deficit in scheme		**(3.3)**		(25.1)

Analysis of the amount charged to operating profit:

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Current service cost	**6.1**	6.1
Past service cost	**0.2**	0.7
Total operating charge	**6.3**	6.8

Analysis of the amount (credited) to investment income / charged to finance costs:

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Expected return on pension scheme assets	**(12.7)**	(10.1)
Interest on pension scheme liabilities	**11.7**	10.7
Net cost	**(1.0)**	0.6

Analysis of the amount recognised in statement of recognised (income) and expenses:

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Actual return less expected return on pension scheme assets	**0.1**	(13.7)
Experience gains arising on the scheme liabilities	**(4.9)**	(4.8)
Changes in assumptions underlying the present value of the scheme	**(8.1)**	1.8
	(12.9)	(16.7)

Notes to the Group Financial Statements

for the 53 weeks ended 1 January 2008

35. Retirement benefit schemes (continued)

Movements in the present value of defined benefit obligations in the current period were as follows:

	1 January 2008 £m	26 December 2006 £m
At beginning of period	**231.8**	221.2
Movement in period:		
Service cost	**6.1**	6.1
Interest cost	**11.7**	10.7
Contributions from scheme members	**1.2**	1.2
Actuarial gains	**(13.0)**	(3.0)
Benefits paid	**(5.5)**	(5.1)
Past service cost	**0.2**	0.7
At end of period	**232.5**	231.8

Movements in the present value of fair value of scheme assets in the current period were as follows:

	1 January 2008 £m	26 December 2006 £m
At beginning of period	**206.7**	171.9
Movement in period:		
Expected return on scheme assets	**12.7**	10.1
Actuarial (losses)/gains	**(0.1)**	13.7
Contributions from the sponsoring companies	**14.3**	14.9
Contributions from scheme members	**1.2**	1.2
Benefits paid	**(5.5)**	(5.1)
At end of period	**229.3**	206.7

History of experience gains and losses:

	53 weeks ended 1 January 2008	52 weeks ended 26 December 2006	52 weeks ended 27 December 2005
Difference between the expected and actual return on scheme assets:			
Amount (£m)	**(0.1)**	13.7	18.8
% of scheme assets	**0%**	7%	11%
Experience gains and losses on scheme liabilities:			
Amount (£m)	**4.9**	4.8	2.1
% of the present value of the scheme liabilities	**2%**	2%	1%

Impact of changes in assumptions

The sensitivity of the present value of the scheme's liabilities to changes in the principal assumptions used to measure these liabilities is illustrated in the table that follows. The illustrations consider the single change shown, with the other assumptions assumed to be unchanged. In practice, changes in one assumption may be accompanied by offsetting changes in another assumption (although this is not always the case). In addition, changes in the assumptions may occur at the same time as changes in the market value of the scheme assets, which may or may not offset the change in assumptions.

35. Retirement benefit schemes (continued)

Assumption	Changes in assumption	Impact on defined benefit liabilities
Discount rate	Increase by 0.1% p.a.	Decrease by £5m (2%)
Rate of increase in inflation	Increase by 0.1% p.a.	Increase by £4m (2%)
Life expectancy	Members assumed to live 1 year longer	Increase by £6m (3%)

If the change in assumptions is in the opposite direction to that shown above, the impact on the defined benefits liabilities would be of a similar magnitude, again in the opposite direction.

Nature and extent of the risks arising from financial instruments held by the defined benefit scheme

Pension assets and liabilities (pre-tax) of £229.3m and £232.5m respectively are held on the Group's balance sheet as at 1 January 2008. Movements in equity markets, long term interest rates, inflation and life expectancy could materially affect these amounts and could give rise to a requirement for additional contributions, or a reduction in contributions from the Group.

The scheme's investment strategy is set by the Trustees following consultation with the Group. The defined benefit scheme has a significant holding of equity investments which produce more variable returns than bonds and are therefore considered "riskier". It is generally accepted that the yield on equity investments will contain a premium to compensate for this additional risk.

In conjunction with the Trustees, the Group will shortly be carrying out an asset-liability review for the defined benefit scheme to assist the Trustees and the Group to determine the optimal long-term asset allocation based in the structure of liabilities within the scheme.

36. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below. Transactions between the Company and its subsidiaries and associates are disclosed in the Company's separate financial statements.

Trading transactions

Associate

During the period the Group made purchases of £31.3m (52 weeks ended 26 December 2006 – £27.5m) from Satellite Information Services Limited, a subsidiary of the Group's associated undertaking, SIS. At 1 January 2008 the amount payable to Satellite Information Services Limited by the Group was £nil (26 December 2006 – £nil).

Purchases were made at market price. The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received.

Joint ventures

During the period the Group recharged certain administrative expenses totalling £1.4m (52 weeks ended 26 December 2006 £nil), incurred on behalf of the joint ventures, back to them.

At 1 January 2008 £1.4m was receivable from the joint ventures (26 December 2006 £nil).

At 1 January 2008 the Group had entered into a guarantee arrangement with the Royal Bank of Scotland totalling £5.3m, in respect of conditions contained in various licences and concessions awarded to the joint ventures (26 December 2006 £nil).

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 'Related Party Disclosures'.

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Short-term employee benefits (including salaries)	**2.3**	2.8
Post-employment benefits (employer's contribution)	**0.2**	0.1
Other long-term benefits	**–**	–
Share-based payment (IFRS 2 charges)	**0.1**	0.5
	2.6	3.4

Parent Company Independent Auditors' Report

To the members of William Hill PLC

We have audited the parent company financial statements of William Hill PLC for the 53 weeks ended 1 January 2008 which comprise the parent company balance sheet, parent company statement of accounting policies and the related notes 1 to 14. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Group financial statements of William Hill PLC for the 53 weeks ended 1 January 2008 and on the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Directors' Report is consistent with the parent company financial statements.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion

In our opinion:

- The parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 1 January 2008;
- The parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- The information given in the Directors' Report is consistent with the parent company financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
United Kingdom

27 February 2008

Parent Company Balance Sheet

as at 1 January 2008

	Notes	1 January 2008 £m	26 December 2006 £m
Fixed assets			
Investments	4	**38.2**	38.2
		38.2	38.2
Current assets			
Debtors: amounts falling due within one year	5	**1,700.0**	1,794.9
Cash at bank and in hand		**-**	-
		1,700.0	1,794.9
Creditors: amounts falling due within one year	6	**(165.8)**	(172.8)
Net current assets		**1,534.2**	1,622.1
Total assets less current liabilities		**1,572.4**	1,660.3
Creditors: amounts falling due after more than one year	7	**(1,151.5)**	(1,140.0)
Provisions for liabilities and charges	9	**(1.2)**	(4.0)
Net assets		**419.7**	516.3
Capital and reserves			
Called-up share capital	10,11	**35.4**	36.2
Share premium account	11	**–**	311.3
Capital redemption reserve	11	**6.8**	6.0
Own shares held	11	**(34.3)**	(46.4)
Hedging reserve	11	**3.0**	9.4
Profit and loss account	11	**408.8**	199.8
Equity shareholders' funds	12	**419.7**	516.3

The financial statements were approved by the Board of directors on 27 February 2008 and are signed on its behalf by:

RJ Topping
Director

SP Lane
Director

Parent Company Statement of Accounting Policies

for the 53 weeks ended 1 January 2008

The unconsolidated financial statements for the Company have been prepared in accordance with UK law and applicable UK GAAP accounting standards. A summary of the Company's principal accounting policies, which have been applied consistently throughout the period and the preceding period is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards and company law.

Exemptions

The directors have taken advantage of the exemption available under section 230 of the Companies Act 1985 and not presented a profit and loss account for the Company alone. The Company has also taken advantage of the exemption from preparing a cash flow statement under the terms of FRS 1 'Cash flow statements'. The cash flows of the Company are included in the William Hill PLC Group financial statements. The Company is also exempt under the terms of FRS 8 'Related Parties' from disclosing related party transactions with entities that are part of the William Hill PLC Group.

Investments

Fixed asset investments are shown at cost less provision, if any, for impairment.

Cost is measured by reference to the nominal value only of the shares issued for investments in subsidiaries acquired for consideration that includes the issue of shares qualifying for merger relief. Any premium is ignored.

Tax

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Foreign exchange

Transactions denominated in foreign currencies are translated into sterling at the rate ruling at the date of the transaction or at an average rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates ruling at that date. Translation differences arising are dealt with in the profit and loss account.

Finance costs

Finance costs of debt are recognised in the profit and loss account over the term of that debt at a constant rate on the carrying amount.

Debt

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is reduced by payments made in the period. Accrued finance costs are included within accruals and deferred income.

Derivative financial instruments

Derivative instruments utilised by the Company are interest rate swaps and collars. The Company does not enter into speculative derivative contracts. All such instruments are used for hedging purposes to alter the risk profile of an existing underlying exposure of the William Hill PLC Group in line with the Group's risk management policies. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts.

Termination payments made or received are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. In other cases termination payments are taken to the profit and loss account.

Own shares held

Own shares held in treasury and held in employment benefit trusts are included within reserves.

Share-based payments

The Company issues equity-settled share-based payments to certain employees within the William Hill PLC Group and operates a number of Inland Revenue approved Save As You Earn (SAYE) share option schemes open to all eligible employees within the William Hill PLC Group, which allow the purchase of shares at a discount. The cost to the Group of both of these share-based payments is measured at fair value at the date of grant. Fair value is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest and is borne by the employing company within the Group.

Fair value is measured by use of the Black-Scholes-Merton pricing formula. The expected life used in the model has been adjusted, based on management's best estimates, for the effects of non-transferability, exercise restrictions and behavioural considerations. Where relevant, the value of the option has also been adjusted to take into account any market conditions applicable to the option.

Further descriptions of the Group's share-based payment plans are given in note 34 of the Group financial statements.

Notes to the Parent Company Financial Statements

for the 53 weeks ended 1 January 2008

1. Directors' remuneration and interests

The Company had no employees other than directors during the current or prior period. The Company did not operate any pension schemes during the current or prior period. Details of directors' remuneration, share interests, share options and other entitlements, which form part of these financial statements, are given in the parts of the Directors' Remuneration Report on pages 21 to 23, which are described as having been audited.

Directors interests

The directors had the following interests, including family interests (all of which were beneficial) in the ordinary shares of William Hill PLC:

	1 January 2008 Number	26 December 2006 Number
Chairman:		
Charles Scott	**85,817**	85,817
Executive directors:		
David Harding	**N/A**	50,000
Simon Lane	**1,500**	1,500
Ian Spearing	**16,515**	N/A
Ralph Topping	**13,556**	N/A
Non-executive directors:		
David Allvey	**13,333**	13,333
David Edmonds	**5,000**	5,000
Barry Gibson	**17,231**	15,556

No changes took place in the interests of directors between 1 January 2008 and 27 February 2008.

No director had any interest in shares in any other Group company.

Directors' share options

Details of directors' share options are provided in the Directors' Remuneration Report on pages 21 to 23, which are described as having been audited.

2. Profit for the year

As permitted by section 230 of the Companies Act 1985 the Company has elected not to present its own profit and loss account for the year. William Hill PLC reported a profit for the 53 weeks ended 1 January 2008 of £29.9m (52 weeks ended 26 December 2006 £137.3m).

The auditors' remuneration for audit and other services is disclosed in note 5 to the Group financial statements.

3. Dividends proposed and paid

	1 January 2008 Per share	26 December 2006 Per share	**1 January 2008 £m**	26 December 2006 £m
Equity shares:				
– current year interim dividend paid	**7.75p**	7.25p	**27.3**	25.6
– prior year final dividend paid	**14.5p**	12.2p	**51.2**	45.3
	22.25p	19.45p	**78.5**	70.9
Proposed dividend	**15.5p**	14.5p	**53.8**	51.2

Further details of dividends paid and proposed are shown in note 10 of the Group financial statements.

4. Investments

	£m
Cost and net book value:	
At 27 December 2006 and 1 January 2008	**38.2**

It is the opinion of the directors that the total value of the Company's investment in its subsidiaries is not less than the amounts at which they are stated in the parent company balance sheet.

The principal subsidiaries of the Company, their country of incorporation, ownership of their share capital and the nature of their trade are shown in note 14 to the Group financial statements.

5. Debtors

Amounts falling due within one year:

	1 January 2008 £m	26 December 2006 £m
Amounts owed by Group undertakings	**1,694.8**	1,780.4
Financial derivatives (note 8)	**5.2**	14.4
Prepayments	**-**	0.1
	1,700.0	1,794.9

Amounts falling due after more than one year included above are £nil (26 December 2006: £nil).

6. Creditors: amounts falling due within one year

	1 January 2008 £m	26 December 2006 £m
Amounts owed to Group undertakings	**165.8**	155.6
Accruals and deferred income	**-**	17.2
	165.8	172.8

Notes to the Parent Company Financial Statements

for the 53 weeks ended 1 January 2008

7. Creditors: amounts falling due after one year

Bank overdrafts and loans

	1 January 2008 £m	26 December 2006 £m
Bank loans	**1,155.0**	1,145.0
The borrowings are repayable as follows:		
On demand or within one year	–	–
In the second year	–	–
In the third to fifth years inclusive	**1,155.0**	1,145.0
	1,155.0	1,145.0
Less: expenses relating to loan	**(3.5)**	(5.0)
	1,151.5	1,140.0
Less: amount due for settlement within 12 months (shown under current liabilities)	–	–
Amount due for settlement after 12 months	**1,151.5**	1,140.0

Further details of bank loans are shown in note 21 of the Group financial statements.

8. Derivatives and other financial instruments

The Company holds derivatives and other financial instruments on behalf of the William Hill PLC Group. The Operating and Financial Review provides an explanation of the role that financial instruments have had during the period in creating or changing the risks that the Group faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the period.

Further details of derivatives are shown in note 22 of the Group financial statements.

The value of net foreign currency monetary assets at 1 January 2008 was £nil (26 December 2006 £nil).

9. Provisions for liabilities and charges

Deferred tax:

	£m
At 27 December 2006	(4.0)
Deferred tax on hedging movement	2.8
At 1 January 2008	**(1.2)**

All deferred taxation arises on fair values ascribed to derivatives.

10. Called-up share capital

	1 January 2008 Number of shares	£m	26 December 2006 Number of shares	£m
Authorised – ordinary shares of 10p each	**800,000,000**	**80.0**	800,000,000	80.0
Called-up, allotted and fully paid – ordinary shares of 10p each				
At start of period	**361,631,253**	**36.2**	390,738,991	39.1
Shares repurchased and cancelled	**(7,912,494)**	**(0.8)**	(29,107,738)	(2.9)
At end of period	**353,718,759**	**35.4**	361,631,253	36.2

The shares were cancelled during the period as part of the Company's share buyback program.

The Company has one class of ordinary shares, which carry no right to fixed income.

Share Options

Options have been granted to subscribe for ordinary shares of the Company under various share option and award schemes as shown below:

	Number of shares under option	Price per share	Exercise period
Long Term Incentive Plan (2003)	20,849	–	Between 2006 and 2013
Long Term Incentive Plan (2004)	22,300	–	Between 2007 and 2014
Operating Bonus 2004	29,255	–	Between 2008 and 2015
Performance Share Plan (2005)	1,692,220	–	Between 2008 and 2015
Performance Share Plan (2006)	846,577	–	Between 2009 and 2016
Executive Benefit Matching Scheme (2007)	505,981	–	Between 2010 and 2017
SAYE 2002	911,800	£1.80	Between 2005 and 2010
SAYE 2003	529,343	£1.76	Between 2006 and 2011
SAYE 2004	220,341	£3.93	Between 2007 and 2012
SAYE 2005	421,517	£4.57	Between 2008 and 2013
SAYE 2006	782,241	£4.60	Between 2009 and 2014
SAYE 2007	974,991	£4.94	Between 2010 and 2015

Note 34 to the Group financial statements has further information on these schemes.

Notes to the Parent Company Financial Statements

for the 53 weeks ended 1 January 2008

11. Reserves

	Called-up share capital £m	Share premium account £m	Capital redemption reserve £m	Own shares held £m	Hedging reserve £m	Profit and loss account £m	Total £m
At 27 December 2006	36.2	311.3	6.0	(46.4)	9.4	199.8	516.3
Retained profit for the financial period	–	–	–	–	–	29.9	29.9
Shares repurchased and cancelled	(0.8)	–	0.8	–	–	(46.0)	(46.0)
Share premium reserve	–	(311.3)	–	–	–	311.3	–
Transfer of own shares to recipients	–	–	–	12.1	–	(7.7)	4.4
Change in fair value of derivatives	–	–	–	–	(1.6)	–	(1.6)
Transfer to income on derivatives	–	–	–	–	(7.6)	–	(7.6)
Deferred tax on derivatives	–	–	–	–	2.8	–	2.8
Dividends paid	–	–	–	–	–	(78.5)	(78.5)
At 1 January 2008	**35.4**	**–**	**6.8**	**(34.3)**	**3.0**	**408.8**	**419.7**

On 20 June 2007, the High Court of Justice confirmed the reduction in share premium, allowing its transfer to retained earnings.

12. Reconciliation of movements in equity shareholders' funds

	1 January 2008 £m	26 December 2006 £m
Opening equity shareholders' funds as previously reported	**516.3**	616.4
Profit for the financial period	**29.9**	137.3
Dividends paid	**(78.5)**	(70.9)
Own shares purchased during period	**(46.0)**	(178.4)
Change fair value of derivative	**(9.2)**	15.0
Deferred tax on change in fair value of derivative	**2.8**	(4.5)
Movement on reserves due to transfer of own shares to recipients	**4.4**	1.4
Net reduction to equity shareholders' funds	**(96.6)**	(100.1)
Closing equity shareholders' funds	**419.7**	516.3

13. Financial commitments

The Company had no capital commitments at 1 January 2008 (26 December 2006 – £nil).

The Company had no commitments under non-cancellable operating leases at 1 January 2008 (26 December 2006 – £nil).

Details of bank guarantees given to the Group's joint ventures are shown in note 36 of the Group financial statements.

14. Related party transactions

The Company is taking advantage of the exemption granted by paragraph 3(c) of FRS 8 'Related Party Disclosures' not to disclose transactions with companies within the William Hill PLC Group, which are related parties.

5 year summary

Unaudited	IFRS 2007 £m	IFRS 2006 £m	IFRS 2005 £m	UK GAAP[1] 2004 £m	UK GAAP[1] 2003 (restated) £m
Summarised results:					
Amounts wagered	**14,792.3**	13,235.9	10,746.1	8,287.7	5,945.8
Revenue	**940.4**	894.2	805.3	N/A	N/A
Profit from operations before exceptional items (including associates)	**286.7**	292.2	245.0	234.1	200.4
Profit from operations after exceptional items (including associates)	**265.8**	292.2	218.1	234.1	200.4
Profit before tax	**209.2**	235.4	174.6	207.4	169.5
Profit for the financial period	**157.4**	166.8	113.1	149.8	124.3
Summarised balance sheets:					
Assets employed:					
Non current assets	**1,595.2**	1,563.5	1,528.1	858.1	834.1
Current assets	**107.5**	144.0	97.4	82.1	68.7
Current liabilities	**(148.5)**	(181.4)	(143.7)	(203.6)	(187.1)
Non-current liabilities	**(1,321.1)**	(1,335.6)	(1,225.7)	(486.2)	(398.3)
Long term provisions	**-**	–	(7.5)	–	–
Net assets	**233.1**	190.5	248.6	250.4	317.4
Financed by:					
Equity	**233.1**	190.5	248.6	250.4	317.4
Key statistics:					
+ EBITDA (£m)	**325.2**	325.0	269.8	251.5	221.7
Basic earnings per share (pre-exceptionals)	**47.4p**	45.5p	29.0p	36.5p	29.7p
Diluted earnings per share (post-exceptionals)	**44.3p**	44.9p	28.6p	35.9p	29.3p
Dividends per share (paid)[2]	**22.25p**	19.45p	17.1p	14.5p	9.3p
Share price – high	**£6.76**	£6.63	£6.24	£5.68	£4.30
Share price – low	**£4.80**	£5.35	£4.85	£4.20	£1.93

+ EBITDA represents profit on ordinary activities before finance charges, tax, depreciation, share remuneration charges and amortisation and excludes exceptional items and impairment of goodwill.

[1] The amounts for 2003 to 2004 are stated on the basis of UK GAAP because it is not practical to restate amounts for periods prior to the date of transition to IFRS. The principal differences between UK GAAP and IFRS have been discussed in note 37 to the 2006 Group financial statements.

[2] Dividends per share have been presented on a paid basis in line with IFRS.

Glossary

ABB	Association of British Bookmakers
BAGS	Bookmakers Afternoon Greyhound Services Limited, a non profit making company set up by various bookmakers, including William Hill
Company	William Hill PLC
DCMS	Department of Culture, Media and Sport
Gambling Act	The legislation which received Royal Ascent in 2005 regarding the modernisation of the laws relating to betting and gaming within the UK
Gambling Commission	The Gambling Commission for Great Britain, the regulatory body for casinos, bingo clubs, gaming machines, betting, remote gambling and larger lotteries (including all local lotteries but excluding the National Lottery)
Gross profit tax or GPT	A duty charged by the UK Government of 15% of a bookmaker's gross win, introduced in October 2001
Gross win	Total customer stakes less customer winnings
Horse racing levy	A levy attributable to bets taken on horse racing and payable to the Horserace Betting Levy Board, primarily for purposes of augmenting the prize money available for winning horses and providing certain racecourse amenities
LBO	Licensed betting office
RGA	Remote Gambling Association
SIS	Satellite Information Services (Holdings) Limited or its subsidiary Satellite Information Services Limited, as the context requires
Sportsbook	Bets accepted on sporting and other events
William Hill or the Group	The Company and its subsidiaries, or any of them, as the context may require

Shareholder Information

William Hill listed on the London Stock Exchange on 20 June 2002 and the share price on listing was 225p. Shareholders can access the current share price at www.williamhillplc.co.uk

To find the shop closest to you go to our shop locator at www.williamhillplc.co.uk

Financial Calendar

Preliminary announcement	27 - February - 2008
Final ex-dividend date	30 - April - 2008
Record date for final dividend	02 - May - 2008
AGM	15 - May - 2008
Payment date for final dividend	05 - June - 2008

Registrar

The registrar of the company is Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, West Yorkshire, HD8 0LA (www.capitaregistrars.com). Telephone 0870 162 3100.

Please contact Capita for advice regarding any change of name or address, transfer of shares or loss of share certificate. Capita will also be able to respond to queries on the number of shares you hold and the payment details for dividends.

You may give instructions for your dividend to be used to purchase additional William Hill Shares. Full details of the dividend reinvestment plan ('DRIP') can be found in the Investor Relations section of our corporate website (www.williamhillplc.co.uk) under shareholder information and a form of mandate can be found within the downloadable forms section. Alternatively contact Capita Registrars.

Professional Advisers

Deloitte & Touche LLP
(Auditors)
Hill House
1 Little New Street
London EC4A 3TR

Brunswick Group Ltd
(Financial Public Relations)
16 Lincoln's Inn Fields
London WC2A 3ED

Citigroup
(Financial Advisors and Corporate Stockbrokers)
Citigroup Centre
33 Canada Square
London E14 5LB

Capita IRG
(Registrars)
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
West Yorkshire
HD8 OLD

Interactive Channels :

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mobile.willhill.com

Telephone Channels :

Debit: 0800 44 40 40
Credit: 0800 289 892

Retail Channel :

Nearly 2,300 shops

Corporate Website :

williamhillplc.co.uk

William Hill PLC
Greenside House
50 Station Road
Wood Green
London N22 7TP

Tel: 020 8918 3600
Fax: 020 8918 3775

Reg No: 4212563 England

END